Exhibit 99.2

brighter

fresher

sweeter

smoother

vital

ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

Most consumers don’t know that they’ve touched, tasted, smelled or seen ICI. But our customers do. They know when they buy ICI ingredients they’re buying innovation, strength, technology, service and know-how – vital ingredients that make us a global industry leader.

03 financial highlights | 04 selected financial data | 07 chairman’s statement | 08 chief executive’s statement | 10 description of business | 20 operating and financial review | 33 board of directors | 34 executive management team | 35 corporate governance | 37 directors’ report | 38 remuneration report | 47 directors’ responsibilities | 48 independent auditors’ report | 49 contents to the accounts | 50 accounting policies | 52 group profit and loss account | 52 statement of group total recognised gains and losses | 54 balance sheets | 55 statement of group cash flow | 55 reconciliation of movements in shareholders’ funds | 56 notes relating to the accounts | 115 principal subsidiary undertakings | 116 trading market for ordinary shares | 117 shareholder information | 124 definitions | 125 glossary | 126 cross reference guide for Form 20-F | 128 index

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our group

National Starch has an immense product range. It markets to sectors as diverse as food, healthcare and construction. Four divisions are grouped around adhesives, specialty starches, specialty synthetic polymers and electronic and engineering materials. Headquarters in the USA, with manufacturing and customer service centres in 37 countries.

Performance Specialties concentrates on products which deliver specific effects that influence how customers’ products feel or perform. Personal care ingredients formulation, natural and synthetic lubricants and polymers are areas of particular expertise. Headquarters in the Netherlands, with manufacturing in 12 countries.

Quest creates and markets flavours, food ingredients and fragrance concepts and solutions for the fast moving consumer goods industries. It makes vital ingredients for foods, snacks, beverages, personal care, fine fragrances, and home hygiene products. Headquarters in the Netherlands and the UK, with operations in 38 countries.

ICI Paints With some of the world’s top paint and decorative product brands, ICI Paints aims to inspire consumers to transform their surroundings with performance products and colour. It makes products to prepare and care for all building materials, and also provides coatings for cans and packaging. Headquarters in the UK, with manufacturing in 26 countries.

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Forward-looking statements
This Annual Report and Accounts and Form 20-F contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning:

•	the Group’s strategy and its ability to achieve it,
•	the benefits of the restructuring programmes in the Group’s businesses,
•	the Group’s debt reduction plans,
•	the Group’s credit rating,
•	expectations regarding sales, trading profit and growth,
•	plans for the launch of new products and services,
•	the impact of regulatory initiatives on operations and costs,
•	the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures,
•	capital expenditure and investment plans,
•	adequacy of capital,
•	financing plans, and
•	those preceded by, followed by, or that include the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “ aim”, “seek” or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report and Accounts and Form 20-F may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report and Accounts and Form 20-F, including, without limitation, changes in the Group’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	the impact of competitive products and pricing,
•	changes in the price of raw materials,
•	the occurrence of major operational problems,
•	the loss of major customers,
•	limitations imposed by the Group’s indebtedness and leverage,
•	a credit rating downgrade by the rating agencies,
•	contingent liabilities, including those arising in connection with recently disposed businesses,
•	risks associated with the Group’s international operations,
•	risks of litigation, and
•	other factors described in the Company’s filings with the Securities and Exchange Commission.

You should read “Risk Factors’’ on pages 119 to 121 for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

This report is the Annual Report and Accounts and Form 20-F of the Company for the year ended 31 December 2002. It comprises the Annual Report and Accounts of the Company in accordance with United Kingdom requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the United States Securities and Exchange Commission. Unless specifically otherwise indicated, this report has been prepared as at 12 February 2003, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2002 is filed with the SEC, certain information contained in this report may be updated or supplemented.

A summary report for the year, the Annual Review for 2002, is produced as a separate document and is issued to shareholders unless they have elected to receive the full Annual Report and Accounts. The Annual Review includes a statement from the Chairman and Chief Executive, a summary review of activities, a Summary Remuneration Report and Summary Financial Statement.

The Notice convening the Company’s Annual General Meeting in 2003 is on pages 3 and 4 of the Chairman’s letter to shareholders dated 10 March 2003.

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

A list of definitions and a glossary of terms and their US equivalents appear at the end of this Report.

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, the Face Logo, Dulux, Glidden, National Starch, Quest, Uniqema, Bondmaster, Ablestik, Acheson, Permabond, Elotex and Vinamul are all trademarks of the ICI Group of companies.

Mania for Men, Eau Torride, Glow, Bora Bora and Washpoint are non-ICI trademarks.

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financial highlights

	2002		2001*		Change
	£m		£m		%

Financial results

Turnover

International Businesses (National Starch, Quest, Performance Specialties and Paints)	5,543		5,645		– 2

Regional and Industrial (including Inter-class eliminations)	582		780		– 25

Total	6,125		6,425		– 5

Trading profit before goodwill amortisation and exceptional items

International Businesses	543		569		– 5

Regional and Industrial	(10)		4

Total	533		573		– 7

Profit before taxation, goodwill amortisation and exceptional items	400		401		–

Net profit attributable to shareholders	179		80		+ 124

Earnings and dividends

Earnings per £1 Ordinary Share*†

Before goodwill amortisation and exceptional items	23.7	p	29.8	p	– 20

Total earnings	16.1	p	9.2	p	+ 75

Dividend per £1 Ordinary Share*	7.5	p	13.3	p	– 44

Cash flow	£m		£m		%

Net cash inflow from operating activities	623		637		– 2

Capital expenditure and financial investment	184		206		– 11

Net debt	1,667		2,917		– 43

Return on average net assets – Total Group	17%		17%

– International Businesses	20%		20%

* as restated – see notes 1 and 10 to the financial statements.

Group sales were £6,125m, 5% lower than 2001, largely as a consequence of divestments, principally in the Regional and Industrial businesses, and adverse exchange rate movements.

Trading profit for the International Businesses (National Starch, Quest, Performance Specialties and Paints) was £543m, 5% below 2001, but only 1% lower on a comparable basis with Paints 9% up and National Starch 5% up offset by the performance of Quest, 23% lower, and Performance Specialties, 24% lower.

Group profit before tax, goodwill amortisation and exceptional items was £400m, essentially in line with 2001.

Return on average net assets The International Businesses achieved a 20% return, (2001 20%) despite the lower trading profit.

Dividends declared at 7.5p per Ordinary Share.

Net debt reduced by £1,250m to £1,667m at the end of 2002, mainly as a result of proceeds from the Rights Issue of £807m and business divestments. In addition, the Group generated a net operating cash inflow of £99m, £164m better than for 2001.

Trading profit, profit before tax and earnings per share figures are quoted before goodwill amortisation and exceptional items throughout this Report, including pages 7 to 9, unless otherwise stated.

References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Reconciliations between “comparable” and“ as reported” performance measures for the International Businesses are provided on pages 28 and 31. All references to the Group’s performance are “as reported”.

†Earnings per £1 Ordinary Share are quoted on an undiluted basis. Comparative earnings per share are adjusted for the Rights Issue, see note 10 to the accounts, page 72.

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selected financial data

		2002		2001	•	2000	•	1999	•	1998	•
	notes	£m		£m		£m		£m		£m

Summary of Group profit and loss accounts

Turnover

Continuing operations

International Businessesø		5,543		5,645		5,570		5,512		5,370

Regional and Industrial		582		780		845		667		473

		6,125		6,425		6,415		6,179		5,843

Discontinued operations	1	–		–		1,333		2,270		3,443

Total		6,125		6,425		7,748		8,449		9,286

Trading profit before goodwill amortisation and exceptional items	2

Continuing operations		533		573		617		534		520

Discontinued operations		–		–		(5)		72		130

		533		573		612		606		650

Trading profit before exceptional items

Continuing operationsø

International Businesses		506	*	532	*	565	*	538	*	506	*

Regional and Industrial		(10)		4		17		(39)		(9)

		496		536		582		499		497

Discontinued operations		–		–		(5)		72		130

Total		496	*	536	*	577	*	571	*	627	*

Exceptional items charged to trading profit		–		(143)		–		(98)		(223)

Trading profit after exceptional items		496		393		577		473		404

Share of operating profits less losses of associates before exceptional items		18		57		100		61		3

Share of exceptional items of associates		–		(9)		–		–		–

Fundamental re-organisation costs		–		–		(14)		(74)		–

Profits less losses on sale or closure of operations		50		7		(515)		368		89

Profit (loss) on disposal of fixed assets		3		8		11		20		3

Amounts written off investments		(99)		(22)		–		–		(34)

Net interest payable	3

Group†		(123)		(162)		(186	)†	(316	)†	(332)

Associates		(28)		(67)		(60)		(29)		–

Total		(151)		(229)		(246)		(345)		(332)

Profit before taxation		317		205		(87)		503		133

Taxation		(111)		(97)		(96)		(165)		(78)

Attributable to minorities		(27)		(28)		(24)		(7)		12

Net profit (loss) for the financial year		179		80		(207)		331		67

Continuing operations	4	166		91		267		137		58

Discontinued operations	1	13		(11)		(474)		194		9

Total		179		80		(207)		331		67

Profit before taxation, goodwill amortisation and exceptional items		400		401		450		376		321

Earnings per £1 Ordinary Share before goodwill amortisation
and exceptional items	5	23.7	p	29.8	p	32.7	p	28.7	p	26.1	p

Earnings per £1 Ordinary Share	5

Basic earnings (loss) per £1 Ordinary Share

Continuing operations		14.9	p	10.5	p	30.7	p	15.8	p	6.7	p

Discontinued operations	1	1.2	p	(1.3	)p	(54.5	)p	22.3	p	1.0	p

Total basic earnings (loss) per £1 Ordinary Share		16.1	p	9.2	p	(23.8	)p	38.1	p	7.7	p

Diluted earnings (loss) per £1 Ordinary Share

Continuing operations		14.8	p	10.5	p	30.7	p	15.7	p	6.7	p

Discontinued operations	1	1.2	p	(1.3	)p	(54.5	)p	22.3	p	1.0	p

Total diluted earnings (loss) per £1 Ordinary Share		16.0	p	9.2	p	(23.8	)p	38.0	p	7.7	p

Dividends per £1 Ordinary Share		7.5	p	13.3	p	26.6	p	26.6	p	26.6	p

*	After amortisation of goodwill £37m (2001 £37m, 2000 £35m, 1999 £35m, 1998 £23m).
†	Includes exceptional interest of £16m income in 2000 and £54m expense in 1999.
ø	International Businesses include National Starch, Quest, Performance Specialties and Paints.
•
As restated – see notes 1 and 10 to the financial statements. Notes 1 and 10 to the financial statements outline the restatements that have been made relating to FRS 19 Deferred Tax for the years 2001 and 2000. The 1999 and 1998 years have also been restated. Shareholder funds at 31 December 1999 decreased by £42m and at 31 December 1998 decreased by £109m. The net profit for the year ended 31 December 1999 increased by £79m, and for the year ended 31 December 1998 decreased by £16m.

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	2002	2001 *	2000 *	1999 *	1998 *
	£m	£m	£m	£m	£m

Summary of Group balance sheets

Fixed assets

Intangible assets – goodwill	574	613	609	626	652

Tangible assets	1,961	2,186	2,398	2,474	3,816

Investments in participating and other interests	69	374	327	292	170

Current assets	2,898	3,126	3,725	3,545	4,395

Total assets	5,502	6,299	7,059	6,937	9,033

Creditors due within one year	(2,418)	(3,601)	(3,508)	(2,906)	(4,386)

Total assets less current liabilities	3,084	2,698	3,551	4,031	4,647

Creditors due after more than one year	1,395	1,754	2,294	2,323	3,009

Provisions for liabilities and charges	1,121	1,257	1,447	1,456	1,549

Minority interests	69	51	59	50	49

Shareholders’ funds – equity	499	(364)	(249)	202	40

	3,084	2,698	3,551	4,031	4,647

Summary of statements of Group cash flows

Net cash inflow from operating activities	623	637	586	582	856

Dividends received from equity accounted associates	–	–	5	4	5

Net cash outflow from returns on investments and servicing of finance	(185)	(207)	(230)	(307)	(350)

Taxation	(35)	(58)	(104)	(65)	(220)

Capital expenditure and financial investment	(184)	(206)	(226)	(356)	(520)

Acquisitions and disposals	236	(92)	(138)	2,028	42

Equity dividends paid	(106)	(185)	(231)	(232)	(232)

Cash inflow (outflow) before use of liquid resources and financing	349	(111)	(338)	1,654	(419)

Management of liquid resources	(13)	253	(12)	215	529

Financing	(344)	(77)	336	(1,909)	(135)

Increase (decrease) in cash	(8)	65	(14)	(40)	(25)

* As restated – see note 1 to the financial statements.

The financial data on pages 4 to 6 has been selected from the financial statements of the ICI Group for the last five years or, where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this report. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes relating to the accounts included elsewhere in this report. The data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and the basis of presentation of financial information (described in notes 1 and 10 to the Group financial statements).

Amounts above are stated in accordance with generally accepted accounting principles in the UK (UK GAAP). Refer to note 42 of the Group financial statements for a discussion of the main differences between UK GAAP and generally accepted accounting principles in the US (US GAAP).

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selected financial data

 Notes:

1  Discontinued operations
The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 to the Group financial statements, together with a list of these operations for 2000. Discontinued operations for 1998 and 1999 comprised the Melinex polyester film operations, a 51% shareholding in AECI Explosives Limited, the Propafilm oriented polypropylene films business, the International Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Teesside Utilities and Services business, the Polyurethanes business, the Tioxide business, Selected petrochemicals businesses (Olefines and Aromatics), the Acrylics business and the Fluoropolymers business.

2  Trading profit
Trading profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

3  Net interest payable and taxation
Net interest payable and taxation has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

4  Exceptional items – Continuing operations
Exceptional items relating to “Continuing operations” included in the Group profit and loss account were as follows:

	2002	2001 †	2000	†	1999	†	1998 †
	£m	£m	£m		£m		£m

Continuing operations

Exceptional items before taxation	(56)	(177)	28		(11)		(105)

Taxation on exceptional items	1	48	(4)		58		23

Exceptional items attributable to minorities	(6)	(2)	–		3		4

Exceptional net profit (loss)	(61)	(131)	24		50		(78)

† As restated – see note 1 to the financial statements.

Note 3 to the Group financial statements gives details of exceptional items from 2000 to 2002.

Exceptional items disclosed separately in the UK GAAP Group profit and loss account would be incorporated in individual line items under US GAAP.

5  Earnings per £1 Ordinary Share – pence

	2002	2001	*	2000	*	1999	*	1998	*
Average Ordinary Shares	million	million		million		million		million

Weighted average Ordinary Shares in issue during the year	1,123	876		876		876		876

Weighted average shares held by Group’s employee share ownership plan	(9)	(7)		(7)		(8)		(4)

Basic weighted average Ordinary Shares in issue during the year	1,114	869		869		868		872

Dilutive effect of share options	2	–		–		2		2

Diluted weighted average Ordinary Shares	1,116	869		869		870		874

Basic earnings per £1 Ordinary Share (after exceptional items) and diluted earnings per £1 Ordinary Share (after exceptional items) for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 4) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Basic earnings per £1 Ordinary Share

Net profit (loss) for the financial year	£m	179	80	(207)	331	67

Basic weighted average Ordinary Shares in issue	million	1,114	869	869	868	872

Basic earnings (loss) per £1 Ordinary Share	pence	16.1	9.2	(23.8)	38.1	7.7

Earnings per £1 Ordinary Share before goodwill amortisation and exceptional items

Net profit (loss) for the financial year	£m	179	80	(207)	331	67

Add: Goodwill amortisation		37	37	35	35	23

Exceptional items		48	142	456	(117)	138

Net profit before goodwill amortisation and exceptional items		264	259	284	249	228

Basic weighted average Ordinary Shares in issue	million	1,114	869	869	868	872

Basic earnings per £1 Ordinary Share before goodwill amortisation and exceptional items	pence	23.7	29.8	32.7	28.7	26.1

* As restated – see notes 1 and 10 to the financial statements.

Earnings per share before goodwill amortisation and exceptional items have been calculated, since these charges can have a distorting effect on the trend of underlying earnings.

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chairman’s statement

As we looked ahead at the beginning of 2002, we shared the widespread optimism that we would see a recovery in the major economies around the globe, stronger stock markets and rising consumer confidence. Instead, as the year progressed, it became clear that 2002 would be another very challenging year for business. The majority of our major markets, with the notable exception of China, experienced little or no economic growth and fragile consumer confidence.

The weakness in global stock markets and the effect on individual and household net worth and consumer sentiment gave cause for widespread concern, as did the continuing anxiety over the threat of terrorism and, particularly in the latter half of the year, the increased threat to global security.

When one adds to this mix of negative factors, the shocking revelations of corporate malfeasance and large corporate failures, principally in the United States, during the year, it is perhaps surprising that consumer behaviour was not even more seriously affected.

With this as the geo-political and economic backdrop, I am pleased to record that ICI finished the year in sounder shape, financially, than it was a year earlier. Thanks to strong shareholder support for the Rights Issue in the first quarter, combined with the proceeds from the sale of assets and tightly focused management of working capital, your Company’s balance sheet has been substantially strengthened. These actions to reduce Group debt were successful in protecting our credit rating. With the actions taken during 2002 behind us, the shape and structure of the Group is now essentially set and our primary focus for the future will be on the growth and development of our International Businesses.

Despite the weak economic environment, the International Businesses turned in a creditable performance. The Group achieved sales of £6,125m in 2002, 5% lower than in 2001, mainly due to business disposals and exchange translation effects.

Profit before tax at £400m was essentially the same as in 2001 and earnings per share for 2002 were 23.7p, both quoted before goodwill amortisation and exceptional items. The dividend for the year was 7.5p.

As we look to 2003, we believe it would be prudent to assume that the competitive environment will continue to be challenging and that high levels of customer satisfaction will require the very highest levels of quality, value and technology. This standard of performance must be achieved with world-class productivity and overall business efficiency to achieve satisfactory financial results.

The ICI team is dedicated to achieving these imperatives. We have a highly skilled and motivated management and workforce and immense technological capability. Our products number in the tens of thousands and we compete in a wide range of market segments, including food, personal care, home improvement and adhesives. We believe that our extensive product and technology base provides us with a solid foundation on which to build. As in 2002, the efficient use of capital will be of the highest priority. We will continue to compete vigorously in all of the world’s major market places and will place particular emphasis on the high growth countries.

And finally, a comment on governance. ICI has a long history of adhering to a strong ethical code. It is a tradition of which we are proud and, as custodians of that tradition, we are deeply conscious of the trust that you have placed in us. I want to assure you that your Board of Directors continues to be dedicated to the highest standards of corporate governance, financial control and reporting.

I would like to thank you again for your support for the Rights Issue in early 2002 and, on behalf of the entire ICI team, give you our pledge that we will continue to do all in our power to deliver value to you, our shareholders.

Lord Trotman Chairman

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chief executive’s statement

2002 was a significant year for ICI and, although the hoped-for global economic upturn did not materialise, we emerged in substantially better shape than a year earlier.

The early months of the year were dominated by the successful execution of the Rights Issue, which raised net proceeds of just over £800m, making it one of the largest to date in London. It received excellent and much appreciated support, with shareholders taking up more than 91% of the rights. Once again, I’d like to thank shareholders for confirming their confidence that ICI’s strategy is the right one to deliver long-term success.

The intended sale of Synetix, our catalyst business, was announced in February. A sale agreement with Johnson Matthey was concluded in September and the divestment was subsequently completed with gross proceeds of £260m. In June we also reached agreement with CSFB Global Opportunities Partners for the sale of ICI’s interest in Huntsman International Holdings. We received an initial cash payment of $160m (£109m) with the balance of $280m (£174m) payable before the end of May 2003.

The combination of the Rights Issue, divestment proceeds and our success in improving organic cash generation, reduced the level of year-end debt from almost £3bn in 2001 to less than £1.7bn in 2002. Interest cover for the year rose from 3.5 to 4.3 times.

With structurally lower levels of debt, ICI exited 2002 with a balance sheet that provides a solid foundation from which to grow the profit of our core specialty products and paints businesses.

Performance 2002
In performance terms, our businesses once again demonstrated resilience in economically difficult times. Profit before tax, goodwill amortisation and exceptional items of £400m was only £1m lower than last year. Our International Businesses delivered comparable sales growth of 1% and trading profit of £543m that was only 1% lower, on a comparable basis. Given the weakness in most major Western economies, this was a creditable performance. Overall gross margin percentages in the International Businesses were maintained at last year’s level and fixed costs were well controlled. The Group’s net operating cash flow improved substantially for the year, particularly with the benefits of further working capital efficiency improvements in the International Businesses.

The International Businesses achieved comparable sales growth in three regions of the world, with the strongest growth in Asia. The Group also performed well in North America and Europe, seen against the backdrop of lower economic growth. And, whilst sales in hard currency terms were down in Latin America, the significant weakening of the exchange rates in Argentina and Brazil were primary contributors to this.

Paints once again led the way, despite the difficult economic conditions in Latin America, with continued double-digit sales and profit growth in Asia and good performances in both Europe and North America.

National Starch improved sales and profit with excellent progress in Asia and a return to growth in North America. Its electronics businesses grew sales by 6% in difficult markets and, in the second half, adhesives returned to top-line growth. Food and Industrial Starches and Specialty Synthetic Polymers also delivered good sales growth.

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Uniqema made a weak start to the year, with industrial demand down. The picture improved somewhat as the year progressed, but year-on-year comparable profits fell 24%, although the high growth potential areas of lubricants and personal care were more encouraging, with sales growth of 9% and 4% respectively.

Quest achieved good sales growth in North America and Asia. Fine fragrances performed particularly strongly. However, problems in the second quarter with new supply chain systems caused an order backlog at our major Food site in the Netherlands. Although the problem was largely rectified by October, production was disrupted for a period. Quest is determined to restore its reputation for excellent customer service.

For our Regional and Industrial businesses, higher profits in Pakistan and Argentina were offset by the loss of profits from divested businesses and a legal provision.

Despite the respectable overall performance, I regret that I cannot report the improvement in ICI’s share price for which we are all working. Against our selected peer group, our ranking in terms of Total Shareholder Return remained 13 of 17. This performance is disappointing. The Board and I continue to believe that ICI has all the necessary components for an improved placing and are committed to achieving that improvement.

I remain convinced that, given the improved strength of our balance sheet, our stated goals – organic sales growth of 4 to 5% (1 to 2% above global GDP), plus another 1 to 2% growth from synergistic bolt-on acquisitions – are achievable, once economies improve. We believe that this, in combination with improved operational effectiveness, will provide the basis for consistent, longer-term profit growth.

Exciting progress
We’re already making progress on a number of fronts. We are launching innovative new products across the Group, such as Paints’ one-coat elastomeric ‘Polycell Basecoat’, which was an instant success in the UK. Our science and technology function continues to enhance its reputation. National Starch researchers, for example, are working with the US Army Research Laboratories developing sealants and encapsulants to protect tomorrow’s flexible flat screens from moisture and oxygen. Some of our largest global customers have expressed interest in understanding how ICI businesses’ technology and know-how might be leveraged in collaborations to generate long-term added value for their product development programmes.

ICI is focused on growth and we have an increasing number of people in the regions with significant potential. In China, an important growth market, we now have 1,400 employees, up from some 900 only four years ago, and we continue to invest in manufacturing and marketing facilities in the country. ICI is global, but our success is often built on local management able to understand and respond to local consumer and customer requirements.

In May we published “The ICI Report on the Secrets of the Senses”, Dr Charles Spence of Oxford University’s ground breaking research into the importance of sensory experience for health and emotional wellbeing. This helped focus attention on ICI’s expertise in the growth areas of the science of sight, scent, taste and touch, the heart of our business today.

Our people
In conclusion, I want to thank our employees all around the world for the dedication and effort that delivered commendable results under difficult conditions. When the tide turns, I know we will be ready.

Brendan O’Neill Chief Executive

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description of business

General
ICI is one of the world’s leading specialty products and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.

In 1997, ICI began the process of refocusing the business from commodity chemicals into higher value added specialty products and paints, addressing specific and specialised customer needs. This transformation is now essentially complete. The Group’s businesses are now more knowledge intensive than capital intensive and focused on delivering innovative products to customers in a wide range of sectors of the world economy.

The specialty products and paint businesses, referred to as the International Businesses, comprise National Starch, Quest, Performance Specialties and Paints. These businesses serve diverse consumer and industrial markets through some 40 strategic business units, comprising close to 100 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

ICI believes that its International Businesses have a quality customer and product mix, strong management teams and potential for profitable growth. The higher growth potential businesses include electronic and engineering materials, specialty food starches, flavours and fragrances, personal care ingredients, lubricants and, in Asia, adhesives and decorative paints.

Group Strategy
The Group’s businesses operate across a wide spectrum of consumer and industrial markets, and across a wide geographic spread. Its strategy is to be an industry leader in creating value for its customers and shareholders in its chosen markets. This requires ICI to achieve profitable organic sales growth. The key aspects of this strategy are to:

•	focus on higher value added specialty products and brands,

•	serve a wide range of markets including a number of niche markets,

•	develop long-term relationships with customers by addressing their specific and specialised needs,

•	innovate and use technology creatively to facilitate organic growth,

•	invest in growth markets and build leading market positions,

•	grow through organic growth supplemented by small, strategic, bolt-on acquisitions in its chosen growth areas,

•	improve its operational performance, and

•	pursue synergies across the Group.

In order to implement its strategy, the Group aims to attract, train and develop talented people and to maintain a strong commitment to safety, health and the environment.

Group Financial Objectives
The Group’s financial objectives derive from a combination of top-down goals and a biennial strategic planning process. These strategic financial objectives then form the basis for all financial targets. At the Group level, management is focused on achieving the following goals over the medium term. While demanding, management believes they should be achievable.

Sales growth
With respect to sales, management is aiming to achieve organic growth of 4 to 5% per annum on average (1 to 2% over assumed GDP). Subject to the right opportunities becoming available,

management is aiming to achieve on average a further 1 to 2% growth per annum through small strategic bolt-on acquisitions in its chosen growth areas.

Trading margin expansion
Average trading margin (before amortisation of goodwill and exceptional items) for the Group in 2002 was 9% (2001 9%). Management is aiming to achieve an improvement in trading margin of approximately 0.5% per annum on average over the next 4 to 5 years.

Recent history
In July 1997, ICI took a major step to reposition its business towards the higher added value sector of the industry with the acquisition of the companies and businesses comprising the Speciality Chemicals division of Unilever PLC and Unilever N.V. for a cash consideration of $8 billion (£4.8 billion). This acquisition was consistent with its strategy to shift its business profile towards products which meet specific customer needs and to areas where leading positions in profitable growth markets can be won through the application of its technology and skills.

Consistent with the Group’s strategy, ICI has divested nearly all of its industrial chemicals portfolio, including its Polyester, Fertilisers, Tioxide, Petrochemicals, Chlor-Chemicals and Klea businesses. Since July 1997, ICI has divested more than 50 businesses with proceeds from the sale of assets and businesses in excess of £7.0 billion. In addition, it has continued to reposition its business towards higher added value sectors of the industry through a number of acquisitions within the international specialty and paints businesses. ICI believes that it has now essentially completed the transformation of the Group. However, the Group will continue to look for opportunities to grow its business both organically and through small, strategic bolt-on acquisitions, thereby strengthening its portfolio.

In 2001, ICI initiated a wide ranging restructuring programme across all of its International Businesses in order to underpin future growth and provide cost savings and working capital improvements.

In September 2002 ICI concluded the sale of Synetix, its catalyst business, subsequently completing the transaction in December – within 12 months of first announcing its intention to divest the business.

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Geographic focus
ICI’s headquarters is in the UK, where it also has several significant manufacturing sites. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-four per cent of the employees of ICI’s businesses are located outside the UK.

The following table shows the turnover and profit before tax, amortisation of goodwill and exceptional items for the Group’s businesses located in each geographic area for the three years ended 31 December 2002.

	Turnover			Profit before tax, goodwill amortisation and exceptional items

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK	852	1,054	1,078

Sales overseas	516	503	531

	1,368	1,557	1,609	87	71	71

Continental Europe	1,559	1,533	1,410	96	142	126

USA	2,202	2,276	2,250	131	168	192

Other Americas	656	748	752	45	36	54

Asia Pacific	1,277	1,263	1,293	168	150	169

Other countries	54	53	53	6	6	5

	7,116	7,430	7,367	533	573	617

Inter-area eliminations and sales to

discontinued operations	(991)	(1,005)	(952)

Total	6,125	6,425	6,415	533	573	617

Discontinued operations	–	–	1,333	–	–	(5)

Total	6,125	6,425	7,748	533	573	612

Associates

Share of profits less losses				18	57	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Total	6,125	6,425	7,748	400	401	450

Business segments
The following table shows turnover and profit before tax, goodwill amortisation and exceptional items for the Group’s classes of business for the three years ended 31 December 2002 (see Operating and financial review for more information).

	Turnover			Profit before tax, goodwill amortisation and exceptional items

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Continuing operations

International Businesses

National Starch	1,841	1,853	1,894	224	218	245

Quest	716	727	687	82	107	103

Performance Specialties	804	832	837	49	68	75

Paints	2,182	2,233	2,152	188	176	177

	5,543	5,645	5,570	543	569	600

Regional and Industrial	615	821	892	(10)	4	17

Inter-class eliminations and sales to

discontinued operations	(33)	(41)	(47)

Total	6,125	6,425	6,415	533	573	617

Discontinued operations	–	–	1,333	–	–	(5)

Total	6,125	6,425	7,748	533	573	612

Associates

Share of profits less losses				18	57	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Total	6,125	6,425	7,748	400	401	450

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description of business

Continuing operations
ICI’s businesses comprise National Starch, Quest, Performance Specialties and ICI Paints, which are referred to as the International Businesses, and a number of smaller Regional and Industrial businesses.

National Starch
National Starch, which accounted for 30% of the Group’s sales in 2002, is a global leader in industrial adhesives and specialty food starches. In addition, the business has strong positions in electronic materials, specialty polymers and specialty starches, and has niche businesses in personal care and healthcare ingredients. It provides specialty ingredients for attractive, relatively non-cyclical and high growth markets. The Group believes that National Starch’s position in these markets has been achieved through its unique polymer technology and application understanding, both natural and synthetic, and a high degree of technical support for its customers. Within the overall Group strategy, National Starch’s strategy is to:

•	continue to build on these strengths in areas where it sees good growth opportunities, such as electronic materials, personal care, and Asia Pacific,

•	innovate and introduce new products to all of its customers, and

•	focus in its more mature businesses on improved cost efficiency.

National Starch produces thousands of technically advanced products and operates an international network of 153 manufacturing and customer service centres, located in 37 countries on six continents.

National Starch’s world and American headquarters is in Bridgewater, New Jersey, USA. Its European headquarters is in High Wycombe, UK and its Asia Pacific operations headquarters is in Singapore.

Major manufacturing facilities are located in the USA, Canada, the UK, Germany, Netherlands, Japan, Thailand, Korea, China and Brazil, with other manufacturing facilities located in 21 other countries around the world.

In 2002 the Electronic and Engineering Materials (EEM) business opened a new manufacturing and technical facility near Shanghai, China, where the Acheson unit manufactures materials to supply to Chinese and multi-national customers in the electronic and automotive industries. Ablestik, another EEM business, expanded its facility in Linton, near Cambridge, in the UK to meet the growing needs of European semi-conductor and micro-electronic manufacturers.

National Starch comprises four distinct business groupings:

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•	Adhesives (41% of National Starch sales in 2002),

•	Specialty Starches (25% of National Starch sales in 2002),

•	Specialty Synthetic Polymers (20% of National Starch sales in 2002), and

•	Electronic and Engineering Materials (EEM) (14% of National Starch sales in 2002).

Adhesives
National Starch is one of the largest producers of industrial adhesives in the world. It manufactures a broad range of adhesive types, including adhesives based on both natural and synthetic polymers, water-borne, hot melts, 100% solids, reactive adhesives and pressure sensitive adhesives.

The division’s products are used in packaging for sealing cases and cartons and fixing labels to bottles and cans. There are a number of paper converting applications such as laminating, bag making, tissue, paper tube winding and box manufacturing. Converting adhesives are also used in bookbinding, envelopes, magazines, and remoistenable stamps. Adhesives are also critical components in the construction of disposable nappies/diapers, personal sanitary products and disposable hospital supplies.

National Starch’s high performance curing adhesives are used to laminate plastic films, metal foils and paper for numerous flexible packaging applications. Pressure sensitive adhesives are used to manufacture self-adhesive tapes, labels, decals, and transdermal drug delivery patches.

National Starch’s adhesives and primers are used in the assembly of sports shoes. The Bondmaster business unit supplies adhesives for assembly operations in the woodworking, construction and transportation industries.

For the corrugating industry, specialty carrier starches provide bond strength for adhering board to corrugating medium and contribute to increased production and reduced waste. They improve the overall quality and water resistance of meat, fruit, vegetable and shipping cases. Specialty synthetic polymer products add increased water resistance for demanding applications.

In 2002, the division introduced a number of new products including: ‘Cool-Lok’ 34-274A, a low temperature hot melt adhesive that resists high heat better than previous products; ‘Ultracase’ 100% solid adhesive that permits bookbinders to eliminate waste caused by moisture; and ‘Ultra-Set’ glued lap adhesive for corrugated containers.

Specialty Starches
National Starch’s food starches are an important part of many everyday foods. They enhance texture and appearance and provide effects which enable end-consumer products to withstand the rigours of ultra high temperature (UHT) processing, microwave cooking, freeze/thaw cycles and extended storage.

In the specialty food ingredients area, the Starch division produces products which are used for fruit preparations, meals and canned foods, binders for meat and fish products and pet foods and a range of coating agents to control texture, crispiness and appearance in battered foods. Products for the dairy market are used to improve the quality and stability of a range of dairy foods. Ingredients for cereals and snacks influence the expansion, texture and eating quality of a variety of baked, fried and extruded foods. National Starch’s stabilisers and thickeners are used to control the viscosity, stability, mouth-feel and texture of a wide variety of sauces and salad dressings. In the bakery market, the division’s ingredients are used to control the moisture retention, texture and structure of baked doughs and their fillings. Encapsulation products encapsulate flavours and fragrances, stabilise flavour emulsions and are used in starches that improve mouth-feel properties in beverage systems.

Products in pharmaceutical and nutrition areas include specialty starches for use as carriers, binders and disintegrants in tablets and capsules, thickeners for liquid dosage medicines, pharmaceutical grade dusting powders for surgical gloves and specialty ingredients for the nutrition industry.

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In the pulp and paper industry, the division’s specialty starches provide strength and contribute to enhanced productivity in the manufacture of unbleached kraft, fine papers, bleached board, newsprint and recycled fibre stocks. Additives and liquid polymers improve the biodegradability and strength of tissue and towel products. Specialty surface size starches increase runnability in the size press and printability on the end user’s printing press, while replacing more costly functional additives.

The division has also created a starch-based replacement for plastic packaging. ‘Eco-Foam’ loosefill is composed of nearly 100% starch and protects the contents of packages as effectively as polystyrene “peanuts”, yet is fully degradable and decomposes in water.

New products introduced in 2002 included: 100% organic ‘Novation’ starches that enable food manufacturers to include the texture and taste consumers seek along with foods they feel will help them stay healthy; and ‘Versa-Sheen’ glazing agent which enables bakers to coat items such as croissants and cookies with an attractive high sheen.

Specialty Synthetic Polymers
National Starch has multiple capabilities in specialty polymers, resins and redispersible powders for markets as diverse as personal care, construction, water treatment, detergents, paper coatings and apparel.

The Vinamul Polymer business’s binders, saturants and laminants add desirable characteristics to non-wovens (fibrefill, interlinings, disposable garments), textiles and papers.

Specialty polymers improve the holding power in hair sprays and gels and the manageability and softness of mousses, conditioners, shampoos and other styling aids. They are also used to thicken and emulsify cosmetic and beauty products and increase the functionality of sunscreens, hand and body creams and lotions.

The Alco business’s products include dispersants, anti-scalants and detergent builders, as well as rheology modifiers (thickeners) for the carpet, adhesive and detergent industries. Dithiocarbamate chemistry is used in microbiocides and metal precipitants for process water treatment.

‘Elotex’ redispersible powder polymers improve the adhesion, flexural strength, insulation properties and shrink-resistance of cements, grouts, adhesives and other construction products.

New products introduced in 2002 included: ‘Structure-XL’ a naturally derived polymer for skin care emulsions; ‘DynamX’ technology, for hair care formulators; and ‘Alcosperse’ 747, a polymer that improves performance of detergents used for laundering, automatic dishwashing and hard surface cleaners.

Electronic and Engineering Materials (EEM)
The EEM division manufactures, markets and sells adhesives, encapsulants, specialty coatings and process lubricants used in the manufacture of electronic, automotive, medical, aerospace and other equipment and components. The division serves customers worldwide with formulations and application assistance to meet demanding performance and processing requirements.

The EEM division is comprised of five business units, each focused on specific product lines and end-use markets.

•	Ablestik supplies adhesives and encapsulants used for semiconductor packaging and microelectronic assembly. Products include adhesive pastes, films, tape adhesives, and underfill encapsulants.

•	Acheson supplies thick film materials and specialty coatings used in cathode ray tubes, keyboards and switches, printed circuits, and other electronic components. Specialty coatings are also used for noise reduction and wear resistance in automotive components.

Acheson also supplies process lubricants and application systems used in metalworking and casting.

•	Emerson & Cuming supplies adhesives, encapsulants, and coatings used in circuit assembly and in fabrication of electronic, electrical, and electromechanical components.

•	Permabond supplies adhesives used in product assembly, structural bonding, and repair applications, including disposable medical devices, electric motors, automotive components, and motor vehicle assembly.

•	Tra-Con provides adhesives and coatings in single-use and other specialty packages serving a broad range of industrial customers through telemarketing programmes.

Quest
Quest, which accounted for 12% of the Group’s sales in 2002, is a leader in the development, application and production of fragrances, flavours and food ingredients for a wide variety of consumer brands. Quest operates in fast moving markets that the Group believes present attractive growth opportunities and comprises two major strategic businesses:

•	Food (60% of Quest sales in 2002), and

•	Fragrance (40% of Quest sales in 2002).

ICI believes that Quest’s competitive position is based on four distinctive strengths. These are:

•	the quality of its customer relationships,

•	the sensory design skills of its perfumers and flavourists,

•	the technological advances resulting from its research and development, and

•	the customer service and support provided by the marketing and application groups as well as its global network of servicing units.

These strengths enable Quest to assist its customers in making their products and brands successful. Within the overall Group strategy, Quest’s strategy is to continue to build on these strengths, while:

•	focusing on growth with key customers, in fine fragrances and in Asia,

•	investing in consumer understanding,

•	creating and making best use of an effective and efficient innovation process,

•	working to ensure operational excellence in both service levels and costs by focusing on appropriate parts of the value chain (for example, expanding its position in novel fragrance ingredients while outsourcing non-core activities) and continuous process improvement.

Quest’s innovative flavours and fragrance products consist of compounds of blended ingredients under formulae created by expert flavourists, perfumers and scientists. Certain of these compounds contain molecules which have been created by Quest’s chemists and which add distinctive characteristics to its products. Quest also has a strong presence in nature-identical flavours for sweet and culinary applications.

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description of business

Food ingredients include emulsifiers, hydrocolloids, proteins and bio ingredients (enzymes, cultures and yeast), developed to meet the changing commercial requirements in taste and texture of its customers’ brands.

Fragrance ingredients are the scented building blocks of the fragrance formulae. They also contribute additional technical characteristics, such as deodourisation or insect repellence, to the finished compound.

In the food market, growth has been driven by the desire of consumers for new and more sophisticated flavours as well as for foods that are compatible with a healthy lifestyle. These factors have stimulated the demand for products such as convenience foods, ethnic foods, low-cholesterol and low-fat food products, as well as soft drinks that must also meet expectations in taste, texture and appearance.

During 2002, ‘Quest HIT Flavours’, a state of the art topnote range based on artisanal cooking as a benchmark, was launched in a variety of regions. Specific successes have been achieved with the range in Europe, North America and Asia. ‘Pure Delivery’ (an encapsulation technology) continued to be rolled out across the globe and gained adoption by a major key account. Progress on consumer appeal platforms has continued with increased adoption of the ‘TrendAntenna’ process. The Hyprol protein hydrolysates for sports drinks has been successfully launched and is supported by a dedicated web site: www.hyprol.com.

Quest’s Fine Fragrance business has been behind a stream of new scents. Among 2002’s perfume launches, containing Quest fine fragrances, have been Armani’s Mania for Men, Givenchy’s Eau Torride, Jennifer Lopez signature scent Glow and Bora Bora, a unisex fragrance based on bio-captive ingredients.

Science, innovation and creativity are the key pillars of Quest’s research effort. Innovation is at the heart of Quest’s business. It designs and develops new fragrance and flavour ingredients and compounds that create a distinctive sensory impact. This demands a complex artistic and technical process, combining the knowledge and skill of Quest’s perfumers and flavourists with the expertise of its application and research chemists. Quest has research centres at Ashford in the UK and Naarden in the Netherlands, together with specific product process development teams at six other sites around the world. Quest also benefits from its membership of the wider ICI group and the science base that is available to support innovation.

The Food division’s headquarters is in Naarden, the Netherlands, where Quest’s corporate headquarters is also located. The Fragrance division’s headquarters is in Ashford, UK. Major manufacturing facilities are located in the Netherlands, the UK, USA, Mexico, France, Australia, Ireland and Indonesia with smaller manufacturing facilities in 11 other countries. Quest has its own sales distribution network in 38 countries and is represented elsewhere by sales agents.

Performance Specialties
At the beginning of 2002, Performance Specialties consisted of two main strategic business units: Uniqema and Synetix, plus the smaller Security Systems business. During the course of the year Security Systems was sold to Lincolnshire Management Inc. and Synetix to Johnson Matthey plc.

Performance Specialties accounted for 13% of the Group’s sales in 2002. As a percentage of Performance Specialties sales in 2002, Uniqema represented 83%, Synetix 15% and other businesses 2%.

Uniqema
Uniqema was formed at the beginning of 1999. Its operating sectors comprise lubricants, personal care, and performance technologies.

ICI believes that Uniqema’s strength is its strong positions and applications capabilities in the personal care and synthetic lubricants markets, and in the European and US oleochemicals sector. Within the overall Group strategy, Uniqema’s strategy is to seek profitable growth in personal care and lubricants, and cost leadership in base oleochemicals.

Uniqema supplies innovative customised effect chemicals for purposes such as dispersion, wetting, emulsification, polymer modification, adjuvancy, lubrication, emolliency and defoaming. These effects are supplied as ingredients for personal and healthcare formulations, for lubricant formulations and for the production of agrochemicals, paint dispersions, resins, polymers and oilfield chemicals, as well as for use in textile processing. ICI believes that Uniqema has a strong position in synthetic lubrication. It manufactures and markets a wide range of synthetic basestocks and ingredients which are formulated into engine, compressor, gear hydraulic and process oils and fluids, where high performance or environmental characteristics are required. Products are frequently tailored to specific customer requirements. ICI believes that Uniqema is also a leader in synthetic refrigeration lubricants, to which it provides worldwide technical support.

As a prominent player in personal care, Uniqema provides ingredients for skin care, hair care, oral care and toiletries. These include new vegetable-based products for skin care formulations, mild ingredients for cleansing formulations and functional ingredients for skin repair products and UV protection products.

In the more regionally based Performance Technologies business, the main product streams are based on natural oils and fats, and strong positions in polymers are based on a range of specialty dimers, which are used in adhesives, coatings and resins, printing inks, engineering plastics, fibres and foams. Performance Technologies also includes specialist sectors in textile and oil applications.

Uniqema also supplies process intermediates based on natural fats and oils such as coconut, palm kernel and rape seed, which are split to yield fatty acids and by-product glycerine. Further processing of fatty acids yields a range of higher added-value products, such as surfactants, soaps, lubricants and polymers.

The headquarters and one of the major operating centres of Uniqema is in Gouda, in the Netherlands. The other major operating centres of Uniqema are in Wilton in the UK, Newcastle Delaware, USA and Kuala Lumpur in Malaysia. Uniqema has a total of 16 manufacturing sites in Europe, North America and Asia Pacific.

In 2002 Uniqema closed its offices in Everberg, Belgium and successfully completed the implementation of new Enterprise Resource Planning (ERP) computer systems at all sites in Europe.

Paints
ICI Paints is a leading international paint business and accounted for 36% of the Group’s sales in 2002. It concentrates on decorative paint (91% of ICI Paints’ sales in 2002) and coatings for food and beverage cans (9% of ICI Paints’ sales in 2002).

In 2002, 46% of ICI Paints’ sales were in North America, 34% in Europe, 12% in Asia and 8% in Latin America and Rest of World. ICI believes that ICI Paints’ strengths include its well-established brands and the global nature of the business which allow ICI Paints to use its resources, expertise and experience to offer the best solution for each local market and the needs of the end users.

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Within the overall Group strategy, the strategy of ICI Paints is to maintain and develop its branded leading market positions in the global paints and coatings industry. ICI Paints expects to further develop its strategy by:

•	building its business in high growth areas such as China, India and elsewhere in Asia,

•	capitalising on supply chain rationalisation opportunities,

•	utilising best practice throughout the business to reduce costs.

The decorative paints business has well-established brands such as ‘Dulux’, ‘Glidden’, ‘Valentine’, ‘Coral’, ‘Alba’ and ‘Color Your World’.

The acquisition in 1998 of the European Home Improvement business of Williams Plc added further strong brand names in Europe such as ‘Hammerite’, ‘Cuprinol’, ‘Polyfilla’, ‘Polycell’, ‘Xyladecor’, ‘Molto’ and ‘Alabastine’. The acquisition broadened and strengthened the decorative product range to include wood care, metal care, adhesives and fillers. The decorative paint business has four regional strategic business units as the worldwide paint market is still highly regional.

During 2002 ICI Paints has continued to focus on strengthening its brands and developing innovative products and services which meet and anticipate customers’ needs around the world. Achievements in 2002 included extending the ‘Hammerite’ range in Latin America, a new ‘Cuprinol’ rollable paint in the UK, the launch, also in the UK, of ‘Polycell Basecoat’, a product similar to paint which covers hair line cracks and serves as a base for emulsion paint finish on interior walls, the US launch of Dulux ‘Fortis’, a premium exterior paint and Alkyd paint using the new ICI Advanced Alkyd technology, and the introduction of a second generation ‘Dulux 5-in-1’ paint in China.

ICI Paints is a leader in sales of internal and external coatings for food and beverage cans. It also manufactures and distributes a broad product offering of packaging coatings and has significant market positions in both the mature markets of Europe and North America and the emerging markets of Asia and Latin America.

Technology and innovation are also important factors in the growth of ICI Paints. Success is dependent on being first to the market with innovative, value-adding products and services which meet real market needs. ICI Paints benefits technologically from the colloid, polymer and particle related science base and research carried out by other parts of the Group.

ICI Paints’ business headquarters is at Slough in the UK. Major manufacturing facilities are located in the USA, UK, Brazil, Argentina, Germany, Netherlands, France, China, India and Malaysia. Additional manufacturing facilities are located in 16 other countries. ICI Paints maintains its own sales distribution network in 32 countries, and sells elsewhere through sales agents and distributors.

Regional and Industrial
The Regional and Industrial businesses comprise several businesses which are essentially local in their scope. Excluding sales relating to continuing supply contracts involving businesses that have been divested and which are transacted at nil margin, Regional and Industrial businesses accounted for 9% of the Group’s sales in 2002. The most significant of these businesses are located in Pakistan, India and Argentina. In Pakistan and India, ICI operates through non wholly-owned subsidiary companies whose share capital is quoted on the local stock exchanges. During 2002 the regional explosives operations in the USA and the UK were divested.

ICI Pakistan has interests across a number of different market sectors. The more important of these are the manufacture of polyester staple fibre for the textile industry and soda ash for soaps, detergents, glass and paper. Other businesses of ICI Pakistan include pharmaceuticals, seeds and specialty products. Pakistan PTA Limited located at Port Qasim near Karachi manufactures purified terephthalic acid (PTA) for the fibre industry.

ICI India’s regional business comprises explosives, rubber chemicals, and nitrocellulose. The explosives business, centred at Gomia, manufactures a wide range of modern bulk and packaged explosives. The rubber chemicals business has manufacturing facilities near Kolkata, and the nitrocellulose business is based in Gujarat. ICI India’s pharmaceuticals business was sold in early 2002.

ICI Argentina manufactures a range of products of which wine chemicals and sulphur related products are the most important. The wine chemicals business is located near Mendoza, whilst the sulphur related products are manufactured at San Lorenzo, near Rosario.

Huntsman International Holdings LLC
Huntsman International Holdings LLC (“HIH”), formed in 1999, is controlled by Huntsman Corporation and comprises ICI’s former Polyurethanes and Tioxide businesses and the majority of ICI’s former UK based Petrochemicals businesses, together with the propylene oxide assets of Huntsman Corporation.

ICI’s interests in HIH comprise a holding of subordinated loan notes in HIH and an equity interest in ICI Alta Inc., a wholly owned subsidiary. ICI Alta Inc. holds ICI’s 30% equity interest in HIH and a contract for the sale of this equity interest in HIH to Huntsman Specialty Chemicals Corporation (“HSCC”), as announced on 21 December 2001 (see “material contracts” on page 122). On 17 June 2002, ICI announced it had reached an agreement with CSFB Global Opportunities Partners L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in HIH. The aggregate purchase price payable under this new agreement is $440m (£283m). Of this amount, $160m (£109m) has been received. The remaining $280m (£174m) (with an amount equivalent to interest from 15 May 2002 to the date of payment) will be payable on 15 May 2003, with Matlin Patterson Global Opportunities Partners L.P. having the option to pay all or part of the amount due prior to 15 May 2003 by means of installment payments.

Ownership of the HIH Notes, subject to a pledge arrangement, has been transferred and ownership of ICI Alta Inc. will be transferred when the full purchase price has been received. As a result of this transaction, HIH has ceased to be treated as an associate from 17 June 2002.

Discontinued Operations
For UK GAAP purposes, the Group classifies discontinued operations as material operations which it has sold or permanently terminated either during a particular financial year or during the subsequent period to the date of signature of the annual accounts for such financial year. There were no operations reported as discontinued during 2002 or 2001 and the last businesses to be so classified, in 2000, were the: Chlor-Chemicals, Klea and Crosfield businesses, Methanol business, and the Group’s 50% equity holding in Philips-Imperial Petroleum Ltd.

Markets and distribution
ICI sells its products through an extensive network of subsidiaries, associates and distributors.

Specialty products manufactured by National Starch, Quest and Uniqema are sold mainly by direct sales forces, alliances and distributors. Customers are primarily other manufacturers, in a range of markets from consumer oriented manufacturers of branded goods in the food, perfume and personal care sectors to those involved in surfactants, lubricants, papermaking and chemicals.

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description of business

Group expenditure on tangible fixed assets

	2002	2001	2000		2002	2001	2000
	£m	£m	£m		£m	£m	£m

Continuing operations				Continuing operations

National Starch	52	85	96	United Kingdom	53	59	52

Quest	52	34	28	Continental Europe	65	49	56

Performance Specialties	38	43	39	Americas	64	86	96

Paints	53	55	54	Asia Pacific	33	44	31

International Businesses	195	217	217	Other countries	–	–	–

Regional and Industrial	20	21	18

Total – Continuing operations	215	238	235	Total – Continuing operations	215	238	235

Discontinued operations	–	–	54	Discontinued operations	–	–	54

Total	215	238	289	Total	215	238	289

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of both independent retailers and stores and the Group’s own retail concerns, particularly in North America. Can coatings are supplied directly to beverage and food manufacturers in Europe, the Americas and Asia.

The Group’s Regional and Industrial businesses sell into a wide range of industries including engineering, textiles, pharmaceuticals and the extractive industries. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell to small users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

Seasonality
Due to the diversity of their product portfolios and broad international coverage, seasonality in the National Starch, Quest and Uniqema businesses is not significant. ICI Paints, however, is affected, with higher sales of products used on the exterior of buildings normally during better weather conditions. With the geographic profile of ICI Paints, this results in higher activity levels in the second and third quarters of the year.

Sources and availability of raw materials
Raw materials and supplies are purchased from a variety of industry sources, principally the agricultural and chemical sectors and to a lesser extent from the mining sector. They are generally available from multiple suppliers and alternative sources are generally available to enable business to continue in the event of any interruption from present sources. Prices are subject to normal conditions of supply and demand.

The primary raw materials used by National Starch are corn, tapioca and chemicals. Specialty hybrid corn (high amylose and waxy seeds) is planted under contract for National Starch to guarantee supply of these special strains. Starch manufacturing facilities in Thailand are located close to the sources of production of tapioca root to ensure reliability of supply. National Starch’s main chemical raw material is vinyl acetate monomer, the cost and supply of which is dependent on the price of natural gas and manufacturing capacity of suppliers.

Quest purchases thousands of different raw materials from sources across the world. The main natural raw materials are extracts and concentrates from fruits, vegetables and other flora as well as animal products and essential oils. Synthetic raw material purchases are mostly organic chemicals.

The raw materials for Uniqema include a wide range of both renewable (palm oil, rape-seed oil, tallows) and petrochemical based (ethylene oxide, propylene oxide) raw materials.

The raw materials for ICI Paints include resins, solvents and pigments from major chemical suppliers.

Intellectual property
ICI has thousands of patents and applications which help to protect its technology and numerous trademark registrations which help to protect ICI’s brands. In addition, it derives substantial competitive advantage from trade secrets and proprietary business knowledge relating to formulae, products, processes and technical know-how. ICI uses appropriate terms of employment and management processes to identify and protect its intellectual property. As necessary, it enters into confidentiality agreements with customers, suppliers and other third parties to protect the confidentiality of its proprietary, technical and business information.

Competition
Due to the breadth and variety of the products and end markets served, the Group encounters a wide range of competitors, from multinational companies to many small local and independent firms.

National Starch does not compete with any one competitor in all of its markets. However, multinational competitors in specific markets include HB Fuller, Rohm & Haas and Air Products. Similarly, Uniqema does not compete with any one competitor in all of its markets, but in particular markets competitors include Cognis, Fina, Akzo Nobel and Twin Rivers.

Quest is one of the top five flavour and fragrance manufacturers which together account for approximately half of the total market. Quest’s main competitors are multinational flavour and fragrance houses, including International Flavors & Fragrances and Givaudan.

ICI Paints’ competition is mainly national in character. However, international competitors include Sherwin Williams and Akzo Nobel.

Capital expenditure
The analyses in the tables above summarise the Group’s capital expenditure on tangible fixed assets over the three year period ended 31 December 2002.

In 2002, over 90% of capital expenditure was incurred by the International Businesses. One significant project has been the implementation of new enterprise resource planning systems in Quest.

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The remainder of the expenditure has been incurred on a large number of relatively minor projects aimed at achieving additional capacity for specialty products, as well as for productivity improvements through increased automation of manufacturing processes and the relocation and consolidation of facilities. A significant portion of the expenditure relates to information technology and to the support of customers including tinting machines (Paints) and creative systems (Quest).

Commitments for capital expenditure not provided in the Group’s consolidated financial statements totalled £163m at 31 December 2002, compared with £146m at the end of the previous year. These are analysed further in note 40 to the consolidated financial statements between those for which contracts have been placed and those authorised but not yet contracted.

Research and development (R&D)
A Technology Board, comprising the senior business R&D managers and led by the Group Vice President for R&D, is responsible for the development of the Group’s Technology Strategy and its implementation by the R&D staff employed by the Group’s businesses. In 2002, expenditure on R&D by continuing operations excluding Technical Service, amounted to £148m (2001 £151m; 2000 £157m – both as restated). This expenditure represented 2.4% of sales in 2002, up from 2.3% in 2001 and the same as in 2000.

Each of the Group’s businesses is responsible for its own R&D resources and for driving innovation to meet the needs of its customers and markets. The business R&D teams are complemented by a central R&D resource that aims to provide world class capabilities that are common to all the businesses. Its capabilities are in colloid interface science; high throughput experimentation (HTE); modelling; particle engineering and polymer science. It also provides measurement science services to the ICI businesses as well as undertaking a small measurement science development programme. The Group’s distributed technology network draws on the expertise across ICI thus allowing new products and processes to be developed and exploited by individual businesses more rapidly, and stimulating new options from the combination of the technical capabilities of the Group’s different businesses.

In 2002, a Business Development Board was established, comprising senior managers from the individual Businesses, the Group Vice President of R&D, planning support from the Corporate Centre, and chaired by the Executive Vice President Performance Specialties. The purpose of the Board is to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to continuously develop and strengthen the links between market needs and technology capability.

The Group’s prime technology areas, namely biosciences, chemistry and materials, have been established to support its goals in selected growth markets. These areas (or megathemes) constitute a portfolio of projects, which are intended to accelerate the Group’s long-term technology development, and avoid business duplication while reducing individual business risk.

Bioscience has key areas of knowledge and expertise which the Group applies to the development of personal care, food and beverage products. Projects under way focus on the use of natural materials, linking consumer response to the molecular constituents of the Group’s products, and the development of superior product effects through improved understanding of skin science. An example is the collaboration with Arena Pharmaceuticals Inc to apply Arena’s proprietary CART technology to olfactory and gustatory G protein-coupled receptors (GPCRs) to develop assays and then screen compounds supplied by ICI businesses.

Chemistry underpins much of the Group’s product development and here its focus is on high throughput R&D to explore novel molecules, formulations and processes. A successful collaboration with Symyx Inc has made it possible to rapidly build an ICI Centre of Expertise in High Throughput Screening and Formulation which is now advancing a portfolio of projects for the ICI Businesses. Investments in HTE capability continue at Quest, and are beginning in Paints.

Current projects in the materials area are directed towards bio-materials and renewable resources, exploiting effects shown by bio-polymers and bio-molecules, and increasing the Group’s ability to fabricate at the nano-scale for macro-scale effects. The combination of these capabilities is particularly focused on controlled and targeted delivery of effect products e.g. the collaboration between National Starch and Uniqema has already led to the launch of two new crop protection products; Metasperse dispersants, and Semkote seed coatings.

The competitive edge of the Group comes from the combination of these capabilities, not merely the demonstration of excellence in any one megatheme area. Nowhere is this more evident than in ICI’s ability to offer products with a multisensory (touch, taste, fragrance and colour) dimension. The power and opportunity that this approach offers is displayed in the ICI report on “The Secrets of the Senses” commissioned from Dr Charles Spence from the Department of Experimental Psychology at the University of Oxford.

Regulation, safety, health and the environment
ICI’s businesses are subject to the normal regulatory framework applicable to a specialty products and paints company, notably various health, safety and environmental rules both at national and local levels in each of the jurisdictions in which it operates. Its businesses also voluntarily conform to international and national codes of best practice appropriate to their business.

ICI attaches great importance to the safety and health of its employees, to reducing any adverse environmental impact of its activities year-on-year and to developing products and services with improved environmental features.

Most aspects of the Group’s business are subject to laws relating to safety, health and environment (SHE). The scope and severity of such laws vary across the different businesses and according to the jurisdiction concerned. The various manufacturing processes which are operated require consents and licences including relevant emission permits. The Group requires full compliance by its businesses with all relevant SHE laws and regulations in each jurisdiction in which it operates.

ICI’s policy is to improve its SHE performance continuously and to have in place quantitative measures to monitor progress. For these reasons, ICI published a set of targets in 2001 to be achieved by the end of the year 2005 for improvements in Safety, Health and the Environment (“Challenge 2005”). Targets for the last of these included reducing its environmental burden in specific categories and a commitment to improve energy efficiency per tonne of production by a further 5% of the 2000 base level. ICI developed the measurement of environmental burden in order to take account not just of the quantity of an emission but its potential impact on the environment. It uses the environmental burden methodology to help prioritise actions for further performance improvement.

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description of business

Challenge 2005 focuses on the effects of the Group’s activities on climate change, land, water, and other potential impacts using the environmental burden concept introduced in 1995, and to achieve a further 50% reduction in employee injuries and illnesses from the 2000 outurn.

We maintain our focus on SHE and, in the second year of our current five-year programme, are on plan to meet the majority of our Challenge 2005 objectives and have actions in place to address those areas where we are behind. Full details are published in our Sustainability Report and on our website, www.ici.com. ICI’s performance in 2002 is currently being verified by Enviros Consulting Ltd, and the detailed performance results and verification statement will be published on its website. During 2002, there were eleven instances of breaches of safety, health or environmental regulations which resulted in prosecutions or fines totalling £95,000. Each was investigated and appropriate action taken.

The main process by which the Group manages SHE issues and seeks to meet its objectives is the Responsible Care Management System (RCMS). This sets out standards along with guidelines, training, auditing and procedures for reviewing and reporting performance, all of which are essential to continuous improvement. The system covers operations on site as well as product stewardship and community relations. RCMS has been independently verified by Lloyd’s Register Quality Assurance Limited as complying with the US and UK Responsible Care Codes, the certifiable international standard for environmental management systems, ISO 14001 and the ICC (International Chamber of Commerce) Business Charter for Sustainable Development.

ICI works to manage and minimise the risks associated with the condition of its sites and has developed further procedures to enable the ranking of priorities for management attention. ICI is actively engaged in research aimed at developing and implementing more cost effective environmental remediation technologies, some of which is being done in collaboration with other companies and academic institutes.

The raw materials which the Group’s businesses use and the products which they produce are subject to demanding regulations concerning product safety in all parts of the world. These regulations, which also cover product testing and risk assessment requirements, are subject to review and revision, as is currently happening in Europe with the European Union Chemicals Policy White Paper. The Group is assessing the potential impact of these proposals on its businesses and will ensure compliance when the new European Union regulations come into force.

There is a growing pressure from legislators, customers and the general public to reduce the environmental and health impacts of products throughout their life cycle. ICI is responding to this by ensuring that each business has a “Product Stewardship” programme in place. This voluntary programme embraces, through best business practices, product regulatory requirements, societal pressures, reducing the risk of harm to people and the environment, and ICI aims to provide the relevant information to enable correct use and disposal of products.

Anticipating external pressures and concerns and providing speedy, innovative solutions with lower environmental impact is becoming a key aspect of sustaining competitive advantage. ICI recognises these pressures and is responding with the introduction of new processes, products and services which improve the efficiency of use of raw materials and utilities and reduce adverse environmental effects.

Processes are in place for regular reviews of environmental liabilities, and provisions were established by 31 December 2002 in accordance with the accounting policy described in the Group financial statements on page 51. Although there can be no guarantees, management believes that, within the existing legislative framework and taking account of the provisions already established, the cost of addressing currently identified environmental obligations (as ICI currently views these obligations) is unlikely to have a material adverse effect on its financial position or results of operations.

Litigation
Save as disclosed below, neither ICI nor any of its subsidiaries is involved in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this document, a material effect on the financial position of the Group, nor are any such proceedings pending or threatened involving ICI or any of its subsidiaries.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages.

The cases presently pending against Glidden include: a suit filed in 1989 by the New York City Housing Authority in New York state court seeking the removal of all lead-based paint from two housing projects; a purported statewide personal injury class action filed in 1998 on behalf of all lead poisoned children in New York state court; a personal injury suit filed in 1999 on behalf of six lead poisoned minors in state court in Maryland, and a personal injury action filed in 2002 on behalf of a lead poisoned adult in state court in Mississippi. Five other individual personal injury actions were filed in 2000 and 2001 against Glidden and other members of the lead industry in Maryland state court, however, these actions have not been served on any of the defendants and no activity is expected for the foreseeable future. One additional personal injury action was filed in late 2002 in New York state court but Glidden has not been served in that case.

Glidden has been dismissed from seventeen cases in 2002 and was not named as a defendant in more than two dozen lead paint lawsuits filed this year. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to vigorously defend all actions.

ICI Chemicals & Polymers Limited (C&P), a subsidiary, is involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (Polyprima). Fees due under these arrangements are being claimed against Polyprima who, in response, has claimed damages totalling up to $130m for alleged breach of contract, alleged fraud, deceit, misrepresentation and concealment, allegations which C&P rejects and intends to resist vigorously. C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and the decision of the tribunal is awaited.

In connection with the disposal of the Group’s Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has made a £65m claim against the Group relating to expenditure allegedly required in relation to the Runcorn site, which the Group is disputing. As yet, legal proceedings have not been commenced by Ineos Chlor but it is possible that they will be in the near future.

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Ineos Chlor has also approached the UK Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and the Group. ICI has received reports that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure was to occur, a number of Chlor-Chemicals contracts in the Group’s name which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to the Group or be accelerated.

Employees
As of 31 December 2002, ICI employed 36,660 employees. An analysis of employee numbers by business and geographical area may be found in note 36 to the consolidated financial statements. ICI has a mixture of unionised and non-unionised operations across the world. ICI considers its relations with its employees to be good.

Property
ICI operates production, marketing and research and development facilities worldwide. The individual business descriptions on the preceding pages provide details of these facilities. ICI owns substantially all of its properties, free of material encumbrances, and it believes such properties are adequate for their purposes and suitably utilised according to the individual nature and requirements of the relevant properties.

Insurance
ICI maintains the types and amounts of insurance customary in the industries and countries in which it operates. This includes but is not limited to Employee Related Accidents and Injury policies, Property Damage policies and Directors and Officers liability coverage. ICI considers its insurance coverage to be adequate both as to the nature of the risks covered and the amounts insured for the businesses conducted by the Group. The insurance market, since the terrorist attacks on the United States on 11 September 2001, has become far more expensive and limited in coverage availability. There are indications that insurance costs will continue to increase and that the scope of coverage available in the market will become more limited.

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operating and financial review

Turnover
Group sales, as reported for the year, were £6,125m, 5% lower than 2001 (£6,425m in 2001 and £6,415m in 2000 or £7,748m including discontinued operations). The lower sales in 2002 were largely the consequence of divestments, principally in the Regional and Industrial businesses, and adverse foreign exchange translation effects.

International Business sales, at £5,543m, were 1% ahead of 2001 on a comparable basis. Growth resumed in North America and remained strong in Asia, more than offsetting lower sales in Latin America, where economic conditions remained challenging. Sales in Europe were slightly ahead of the prior year. Each of the International Businesses delivered comparable sales growth, with National Starch and Performance Specialties both 2% ahead, and Paints and Quest both 1% ahead of last year.

As reported sales for the International Businesses were 2% below 2001 (2001 £5,645m; 2000 £5,570m), with the effects of foreign exchange translation (–2%), and divestments in Performance Specialties (–1%) accounting for the difference from the comparable performance.

Trading profit*
Group trading profit for the year was £533m, 7% lower than 2001 (2001 £573m; 2000 £617m or £612m including discontinued operations).

Trading profit for the International Businesses for the year, at £543m, (2001 £569m; 2000 £600m) was only 1% lower than 2001 on a comparable basis. Paints and National Starch both made good progress in difficult conditions, and were up 9% and 5% respectively on a comparable basis. However, comparable trading profit was 23% lower for Quest, which was impacted by supply chain problems, and 24% lower for Performance Specialties, with Uniqema being particularly affected by rising raw material prices in the second half of the year.

*	Profit figures are quoted before goodwill amortisation and exceptional items unless otherwise stated.

References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. A reconciliation between “comparable” and “as reported” performance measures can be found on pages 28 and 31. A more detailed explanation of “comparable” performance appears on page 124.

As reported International Business trading profit was 5% lower than last year, with the difference from the comparable performance due to the effects of foreign exchange translation (–2%) and divestments (–2%).

Regional and Industrial businesses reported a £10m trading loss for the year, £14m lower than in 2001 (2000 £17m profit) due to the loss of profits from divested businesses and a legal provision in relation to one of ICI’s former businesses.

Associates
The Group’s share of losses of associates before exceptional items for the year was of £10m, in line with last year (2001 £10m loss; 2000 £40m profit). Reduced losses from Huntsman International Holdings LLC (which ceased to be accounted for as an associate from 17 June 2002) were offset by losses in Irish Fertilizer Industries (which went into liquidation in November 2002). The Group result included the Group’s share of operating profit before exceptional items from associates of £18m (2001 £57m; 2000 £100m) less net interest payable by associates of £28m (2001 £67m; 2000 £60m).

Interest
The Group net interest charge for the year was £123m compared to £162m in 2001 (2000 £202m excluding exceptional interest income), primarily as a result of lower average net debt following the successful completion of the Rights Issue, and lower interest rates during the year.

Profit before tax
Profit before tax, goodwill amortisation and exceptional items for the year was £400m, £1m lower than last year (2000 £450m). Lower trading profits for the International Businesses, by £26m, and a loss for Regional and Industrial businesses were almost entirely offset by the lower interest costs. Profit before tax, but after goodwill amortisation and exceptional items was £317m compared to £205m in 2001 (2000 £87m loss, including the provision for loss on the sale of the Chlor-Chemicals, Klea and Crosfield operations of £503m).

During 2002 the adverse currency translation effect compared to last year on the Group’s reported profit before tax, goodwill amortisation and exceptional items was £11m.

Exceptional items
There was no net exceptional charge to trading profit in 2002 (2001 £143m loss relating to the restructuring programme to improve cost effectiveness and supply chain efficiencies across the International Businesses; 2000 nil).

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There were also no exceptional losses from associates (2001 £9m loss relating to a restructuring programme in Huntsman International Holdings LLC; 2000 nil).

Exceptional items charged after trading profit for the year comprised a £50m profit from the sale or closure of operations (2001 £7m profit; 2000 £515m loss), and a £3m profit on the disposal of fixed assets (2001 £8m profit; 2000 £11m profit) and £99m written off investments (2001 £22m; 2000 nil).

In 2002, the pre-tax profit from the sale or closure of operations included a £90m profit on the sale of the Group’s catalyst business, Synetix, and a £17m profit on the sale of the Security Systems business. These were partially offset by a £32m loss on the divestment of the UK Nitrocellulose and Energetic Technologies businesses and a £27m loss due to the liquidation of Irish Fertilizer Industries, in which the Group has a 49% interest.

Amounts written off investments in 2002 of £99m related to a provision against ICI’s existing investments in Ineos Chlor, where uncertainty exists as to the extent to which, and period over which, these amounts will be recovered.

In total, exceptional items before tax and minority interests for 2002 amounted to a loss of £46m (2001 £159m loss; 2000 £502m loss). Exceptional items after tax and minorities were a loss of £48m (2001 £142m loss; 2000 £456m loss).

Taxation
Taxation on profit before goodwill amortisation and exceptional items was £115m, £1m lower than 2001 (2000 £142m), with the Group effective rate being maintained at 29% (2000 32%). Prior years have been restated for the effect of FRS No. 19.

Net profit
Net profit before goodwill amortisation and exceptional items was £264m, compared to £259m in 2001 and £284m in 2000.

Net profit after goodwill amortisation and exceptional items was £179m, compared to £80m in 2001 and a loss of £207m in 2000.

The results for 2001 and 2000 have been restated for the effect of FRS No. 19.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptional items for the year were 23.7p compared to 29.8p in 2001 (2000 32.7p).

Basic earnings per share after goodwill amortisation and exceptional items were 16.1p compared to 9.2p in 2001 (2000 loss per share 23.8p).

Prior year’s profit and earnings per share figures have been restated for the effects of the bonus element of the Rights Issue, and for FRS No. 19. The weighted average number of shares in issue in 2002 was 1,114m compared to 869m in 2001 (2000 869m).

Dividend and dividend policy
As previously stated, the Group’s dividend policy is that dividends should represent about one third of net profit before goodwill amortisation and exceptional items. In line with this policy, the Board has recommended a second interim dividend of 4.5p, to bring the total dividend for 2002 to 7.5p.

Shareholders’ funds
The net profit for the year of £179m was reduced by dividends of £(88)m and an adverse movement through reserves due to foreign exchange of £(57)m, but increased by the issue of new shares for the Rights Issue £807m and other goodwill items of £22m to give an overall net increase in shareholders’ funds in 2002 of £863m. At the end of 2002, shareholders’ funds were in surplus of £499m (2001 deficit £(364)m; 2000 deficit £(249)m). The prior year figures have been restated for the effect of FRS No. 19.

Performance and value based management
The Group remains committed to value based management and further progress was made during the year. The Group continued to focus on better utilisation of both fixed and working capital, and average working capital as a percentage of sales in the International Businesses was reduced by over 1% on a comparable basis. Despite lower trading profits for the International Businesses, the return on average net assets in the International Businesses of 20% remained unchanged from 2001.

Cash flow
The following analysis of Group cash flow, which relates to the table on page 22, distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within “reshaping and legacy” are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions, which, in some cases, will continue for a number of years), the ICI UK Pension Fund top-up payments, and loans to associates and other investments.

Management believes this presentation provides important financial information relating to the continuing operating activities of the Group separate from cash flows relating to the divestment programme and the transformation of the Group. This should not be considered as an alternative but as supplementary to the presentation of cash flows in accordance with UK GAAP included within the financial statements and related notes.

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operating and financial review

Operating cash flow
The Group’s net operating cash flow improved significantly in 2002.

Group earnings before interest, tax, depreciation and goodwill amortisation for the year, at £729m, were 7% below 2001, mainly as a result of the lower trading profit for the International Businesses. However, the benefits of working capital efficiency improvements resulted in a small cash inflow from working capital of £13m for the year, some £43m better than 2001. Capital expenditure, of £219m, was also £16m lower, while other cash items, including exceptional outflows against restructuring provisions, were at a similar level to 2001. Consequently, the Group delivered an operating cash inflow after capital expenditure of £434m, £2m better than for 2001.

Net interest and tax payments (excluding tax on divestments) during 2002 amounted to £191m, some £33m lower than 2001, primarily as a result of the cash interest benefits of the Rights Issue. Dividend payments, at £127m, were £78m lower than last year, following implementation of the revised dividend policy.

Acquisition expenditure was £17m, £51m below 2001.

Overall, for 2002, the Group generated a much improved net operating cash flow which, at £99m, was £164m better than for 2001.

Reshaping and legacy cash flows
Reshaping and legacy cash flows benefited from the successful completion of the divestment of Synetix (delivering gross proceeds of £260m) and the proceeds (£109m) from the first instalment in relation to the sale of ICI’s interests in Huntsman International Holdings LLC. Overall, 2002 divestment proceeds of £458m were £114m more than for 2001. Tax payments resulting from divestments were £8m, down from £21m in the prior year.

Payments against divestment provisions were also significantly lower than last year, down £165m to £133m.

The top-up payment to the ICI UK Pension Fund for the year was maintained at £30m. The next triennial actuarial review of the fund will take place at 31 March 2003.

Overall, the 2002 cash flow due to reshaping and legacy items was an inflow of £250m, £296m higher than 2001.

Movement in net debt
Cash flow before financing for the year, at £349m, was £460m better than in 2001. This, together with the net Rights Issue proceeds of £807m and a favourable non-cash exchange rate translation impact of £94m, led to a £1,250m reduction in net debt at the end of the year to £1,667m.

Cash flow – UK GAAP
This commentary relates to the Statement of Group cash flow on page 55, which is prepared in accordance with FRS No.1 (revised).

The Group net cash inflow from operating activities for 2002 was £623m, £14m lower than last year due mainly to lower trading profits.

Capital expenditure and financial investment for the year, at £184m, was £22m lower than 2001, with lower spend on tangible fixed assets and higher proceeds from the sale of fixed assets. Returns from investments and servicing of finance and cash tax spend were also reduced.

	2002	2001
	£m	£m

Operating cash flow

Trading profit before goodwill amortisation and exceptional items	533	573

Depreciation	196	209

Earnings before interest, tax, depreciation and amortisation (“EBITDA”)	729	782

Movement in working capital	13	(30)

Capital expenditure	(219)	(235)

Other items including exceptional outflows against restructuring provisions	(89)	(85)

Operating cash inflow after capital expenditure	434	432

Interest and tax, excluding tax on divestments	(191)	(224)

Dividends paid	(127)	(205)

Acquisitions	(17)	(68)

Net operating cash inflow(outflow)	99	(65)

Reshaping and legacy cash flows

Divestment proceeds from sale of assets and businesses	458	344

Tax paid on divestments	(8)	(21)

Payments against divestment provisions	(133)	(298)

Special top-up pension payment	(30)	(30)

Loans to associates and other investments	(37)	(41)

Net cash inflow(outflow) due to reshaping and legacy items	250	(46)

Movement in net debt
Net debt at beginning of year	(2,917)	(2,799)

Net operating cash inflow(outflow)	99	(65)

Net cash inflow(outflow) due to reshaping and legacy items	250	(46)

Cash inflow(outflow) before financing	349	(111)

Net proceeds from Rights Issue	807	–

Non-cash movements in net debt mainly arising on foreign currency translations	94	(7)

Total movement in net debt	1,250	(118)

Closing net debt	(1,667)	(2,917)

Note
Reconciliation to Statement of Group Cash Flow which appears on page 55.
	2002	2001
	£m	£m

Net cash inflow from operating activities, page 55	623	637

Less: Capital expenditure (note 27, page 90)	(219)	(235)

Add: Special top-up pension payment, deducted in arriving at net cash flow from operating activities, above	30	30

Operating cash inflow after capital expenditure included in table above	434	432

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Net proceeds from disposals were £290m against £17m last year, and comprised £423m gross disposal proceeds (2001 £315m) less expenditure against divestment provisions of £133m (2001 £298m). Disposal proceeds in 2002 mainly related to the divestment of Synetix (gross proceeds of £260m), the first instalment in relation to the sale of ICI’s interests in Huntsman International Holdings LLC (£109m) and the divestment of Security Systems. Acquisition expenditure, including investments in participating interests, at £54m, was also £55m lower than 2001.

The Group generated a cash inflow before the use of liquid resources of £349m in 2002, compared to a cash outflow of £111m in 2001. The much improved cash flow was primarily due to the higher net disposal proceeds, combined with lower equity dividends, acquisition costs, interest and tax payments.

Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Financing and interest rate risk
At 31 December 2002, the Group’s net debt was £1,667m (2001 £2,917m; 2000 £2,799m).

The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from long-term loans, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s policy is to maintain between 40% and 60% of its long-term borrowings at fixed rates for periods of up to 5 years. Notes 20 and 38 to the consolidated financial statements show the overall interest rate structure of the Group’s borrowings at the end of 2002.

The Group’s borrowings (after taking account of swaps and forward contracts) are denominated mainly in US Dollars. Details of the currency mix of borrowings are shown in note 38 to the consolidated financial statements. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against any future business disposal proceeds. In addition, it takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 20 to the consolidated financial statements. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to around 5 years. The average maturity for long-term debt was 2.5 years at 31 December 2002.

Liquidity and investments
At 31 December 2002 the Group had at its disposal £1.509bn equivalent of committed borrowing facilities with varying maturities up to the year 2006. Of this, a $1,100m committed borrowing facility is maturing in January 2004 and some £201m of short-term committed borrowing facilities have varying maturities of less than one year. These facilities provide back-stopping for short-term funding as well as flexibility to supplement future cash flows.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are used to fund these working capital fluctuations. At 31 December 2002, the Group had £226m of short-term borrowings outstanding.

During 2002, the principal movements in long-term debt were a $200m (£129m) 10 year note maturity, and $500m and $250m (£484m) 5 year note maturities. Also in 2002, the Group redeemed £300m in FRPS (fixed rate redeemable preference shares) reducing the amount outstanding at 31 December 2002 to £100m compared to £400m at 31 December 2001. The Group runs a receivables securitisation programme in the US, with £95m outstanding, out of a total available facility of £111m, at 31 December 2002. This outstanding amount has been reported in the Group’s financial statements under current instalment of loans (note 20 to the consolidated financial statements) and the available facility is included in its total committed borrowing facilities. Off balance sheet financing mainly comprises the leases described in note 35 to the consolidated financial statements and a series of forward contracts (total nominal amount of £122m as of 31 December 2002) used to hedge some of the obligations of the employee share ownership plans.

During 2003, £500m of loans will be maturing, which, in addition to various bonds and notes, includes the £100m of FRPS and £95m from the receivables securitisation programme. These are expected to

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operating and financial review

be refinanced through new debt issues. Access to the full range of the debt markets which we currently enjoy requires us to maintain our investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, including a loss of access to the major commercial paper and money markets, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

With respect to the sale of ICI’s interest in Huntsman International Holdings LLC the remaining $280m (£174m) will be payable by Matlin Patterson Global Opportunities Partners L.P. on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. Other than the $160m (£109m) already received, sums due from the purchaser will carry interest from May 2002 to the date of payment.

Under the arrangements with Ineos Chlor Limited (described in note 40 to the consolidated financial statements), a further £30m could be lent by the Group to Ineos Chlor.

The following table summarises ICI’s principal contractual obligations at 31 December 2002, including instalments, which are described in the consolidated financial statements and related notes. The table below only includes the contractual obligations which are described in the consolidated financial statements and excludes all other contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of note 40 to the consolidated financial statements. Further analysis of the individual obligations can be reviewed by reference to the notes indicated in the table below.

		Total	Payments due by period
			Less than 1 year	1-3 years	4-5 years	After 5 years
As at 31 December 2002	notes	£m	£m	£m	£m	£m

Loans	20	1,863	500	662	657	44

Finance lease obligations	35	5	1	2	1	1

Operating leases	35	332	64	92	53	123

Capital expenditure	40	23	23	–	–	–

Total		2,223	588	756	711	168

Foreign currency risk
Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies. The adverse impact due to translation exposures on the Group trading profit (before goodwill amortisation and exceptional items) of a 5% strengthening in Sterling against the US dollar is approximately £7m.

Counterparty credit risk
The Group’s counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive “mark to market” effect of swaps and counterparty risk arising from the liquidity of the Group’s captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be low.

Euro
Economic and Monetary Union (EMU) has been implemented in the twelve participating member states of the European Union. These countries adopted the Euro as their only currency with effect from 1 January 2002. These participating countries do not include the United Kingdom where ICI is headquartered.

The Group’s strategy for trading with suppliers and customers in Continental Europe has been to facilitate the use of the Euro. However for the time being, the Group will continue to report its results in Sterling and keep under review the case for any redenomination of its share capital.

Although the introduction of the Euro eliminates exchange rate risks between the former currencies of participating countries, while the UK remains outside of EMU, and while ICI continues to report in Sterling the Group will remain exposed to potential foreign exchange fluctuations which occur between the Euro and Sterling. The adverse impact due to translation exposures on the Group trading profit (before goodwill amortisation and exceptional items) of a 5% strengthening in Sterling against the Euro is approximately £3m.

Quantitative disclosure about market risk
The analysis below presents the sensitivity of the market value or the fair value of the Group’s financial instruments to selected changes in market rates and prices. The rates of change chosen reflect the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates or using option valuation models. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

Interest rate risk
The sensitivity analysis assumes an instantaneous 1% move in interest rates of all currencies from their levels at 31 December 2002, with all other variables held constant.

	Fair value 31 December		Fair value change
			+1%	–1%
	2002	2001	movement in interest rates	movement in interest rates
	£m	£m	£m	£m

Loans	(2,010)	(3,077)	41	(42)

Currency swaps	27	38	(16)	17

Interest rate swaps	36	68	–	–

Interest rate caps	–	–	–	–

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £12m.

Foreign currency risk
The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates against Sterling from their levels at 31 December 2002, with all other variables (including interest rates and currency option volatility) held constant.

The currency mix of debt at the 2002 year-end was held 57.5% in US dollars, 14.1% in Euro and Euro related currencies, 16.7% in Yen and 11.7% other.

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	Fair value 31 December		Fair value change
			+10%	–10%

	2002 £m	2001 £m	strengthening of sterling* £m	weakening of sterling* £m

Loans	(2,010)	(3,077)	85	(103)

Currency swaps	27	38	43	(52)

Forward contracts

hedging debt	(4)	32	34	(41)

hedging working

capital	1	1	1	(1)

hedging anticipated

cash flows	6	1	2	(2)

* Against all currencies.

Market value changes from movements in currency rates in long-term debt, currency swaps and forward contracts hedging debt, along with similar movements in the values of the investments being hedged, are taken through the Group’s statement of total recognised gains and losses in accordance with SSAP 20 and FRS No. 3.

Market value changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

Critical Accounting Policies
The Group’s main accounting policies are set out on pages 50 and 51 of the consolidated financial statements and conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The Group considers the following to be its critical accounting policies under UK GAAP:

Environmental liabilities
With regards to environmental liabilities, the Group is subject to obligations and contingencies pursuant to environmental laws and regulations that in future will or may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate. Provision for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes. Processes are in place for regular reviews of environmental liabilities and provisions. The environmental provisions are detailed in notes 21 and 22 and discussed in note 40 to the consolidated financial statements.

Divestment provisions
The divestment provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses to focus its resources on paints and specialty products. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and therefore requires considerable management judgement. Provisions were established at the time of each disposal and are regularly reviewed based on latest available facts. The divestment provisions are set out in note 22 to the consolidated financial statements.

Contingent liabilities
The Group is subject to a number of contingent liabilities. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised, as either a transfer of economic benefits is not “probable”, or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in note 40 to the consolidated financial statements.

Investments
As a result of the transformation programme, the Group retains a number of investments. The recoverability and hence carrying value of these assets requires considerable management judgement. Currently, significant items where management judgement has been used in ascertaining recoverability include the Group’s interests in Huntsman International Holdings LLC (note 17) and Ineos Chlor (notes 3 and 40).

Retirement benefits
ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and defined contribution schemes. These include the ICI UK Pension Fund which is ICI’s largest defined benefit schemes and which at 31 December 2002 had liabilities of approximately £6.5bn. This fund accounts for approximately 87% of the Group’s retirement benefit scheme by asset value and in projected benefit terms. In preparing the Group accounts on the basis of relevant UK accounting standards, key assumptions are required in respect of, for example, rates of inflation, increases in earnings, member demographics, healthcare cost inflation, discount rates and returns on investments. These assumptions are assessed, and regularly reviewed, in accordance with the advice of independent qualified actuaries.

Exceptional items
Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. The determination of which items should be separately disclosed as operating exceptional items requires a significant degree of judgement.

The Group considers goodwill to be an additional critical accounting policy under US GAAP:

Goodwill
Included within the US GAAP disclosures in note 42 is capitalised goodwill at 31 December 2002 of £3,507m. In the period to 31 December 2002, an impairment of £122m was recognised representing the entire goodwill in the Paints Latin America reporting unit. Goodwill is required to be tested for impairment at least annually using a two-stage approach at a reporting unit level. In the first stage, significant management judgement is required to determine the fair value of the reporting unit for example, in forecasting the underlying cash flows of the unit, in estimating terminal growth values, and in selecting an appropriate discount rate. Where the second stage is performed, further management judgement is applied to determine the fair values of the identifiable assets and liabilities of the reporting unit. If alternative management judgements were adopted in implementing this impairment exercise then different outcomes could be arrived at, including potentially a larger impairment charge.

New Accounting Standards
UK Accounting Standard FRS No.17 Retirement Benefits, which will affect future consolidated financial statements, and its impacts are discussed in note 1 to the consolidated financial statements; it will not have an impact on cash flows. New US Standards are outlined in note 42.

Related party transactions
The main related party transactions are with Irish Fertilizer Industries Ltd, Huntsman International Holdings LLC and IC Insurance Ltd (details are in note 41 to the consolidated financial statements).

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operating and financial review

US GAAP results
Under US GAAP, the net income in 2002 was £9m (2001 £13m net income; 2000 £456m net loss) compared with net income of £179m (2001 £80m net income; 2000 £207m net loss) under UK GAAP. Under US GAAP, shareholders’ equity at 31 December 2002 was £2,805m, at 31 December 2001 was £2,568m and at 31 December 2000 was £2,828m compared to £499m (surplus) and £364m (deficit) and £249m (deficit) respectively under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, pensions, disposal accounting, capitalisation of interest, foreign exchange, derivative instruments, and restructuring costs.

Summary US GAAP information
The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income of continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out below. Note 42 to the Group’s financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the three years ended 31 December 2002.

	2002 £m		2001 £m		2000 £m		1999 £m		1998 £m

Net income (loss)

Continuing operations†	(107)		(4)		(467)		4		(45)

Discontinued operations†	116		17		11		49		1

Net income (loss)	9		13		(456)		53		(44)

Basic and diluted earnings (loss) per £1 Ordinary Share*

Continuing operations†	(9.6	)p	(0.5	)p	(53.8	)p	0.5	p	(5.2	)p

Discontinued operations†	10.4	p	2.0	p	1.3	p	5.6	p	0.1	p

Net earnings (loss) per £1 Ordinary Share	0.8	p	1.5	p	(52.5	)p	6.1	p	(5.1	)p

	£m		£m		£m		£m		£m

Shareholders’ equity	2,805		2,568		2,828		3,373		3,557

Total assets	8,739		9,779		10,344		10,348		12,716

†	Prior years have been restated to classify Synetix as a discontinued operation under US GAAP.
*	As restated – see note 10 to the financial statements.

Dividends

Dividends paid (including the related UK tax credit) on each ADS translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2002 to be paid on 22 April 2003, the rate on 5 February 2003), were:

	2002 $ per ADS	2001 $ per ADS	2000 $ per ADS	1999 $ per ADS	1998 $ per ADS

Dividends declared per ADS (each representing four Ordinary Shares)	0.48	0.76	1.56	1.73	1.76

Dividends paid per ADS (each representing four Ordinary Shares)	0.69	1.24	1.63	1.72	1.78

Ratio of earnings to fixed charges – Continuing operations
For the purpose of computing this ratio, earnings consist of the income from Continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges

For the Group (under UK GAAP)	2.3	1.7	2.4	1.6	1.2

For the Group with estimated material adjustments

to accord with US GAAP	1.0	1.5	–	1.3	0.5

The deficiency of earnings to fixed charges for the years ended 31 December 2000 and 1998 was £422m and £201m, respectively.

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Review of 2002 business results

National Starch
National Starch’s sales of £1,841m were 2% ahead of 2001, and trading profit of £224m was 5% ahead, both on a comparable basis. The growth in sales and profitability reflected both the modest recovery in economic conditions in North America in comparison to 2001 and continued growth from the Asian businesses. Investment in restructuring, announced during 2001, improved the competitiveness and profitability of the Specialty Polymer and Adhesive businesses in both the US and Europe.

Foreign exchange translation effects accounted for the difference between comparable and as reported results with sales and trading profit as reported 1% lower and 3% higher than 2001 respectively.

The following commentary on the four business groupings within National Starch refers to performance measured on a comparable basis.

Adhesives
Adhesives sales were 1% ahead of 2001, and trading profit was also ahead, as gross margin percentages improved partly due to lower raw material costs throughout most of the year. The business also benefited from savings from the 2001 restructuring programme. Growth within Asia was strongest in China, Indonesia, Malaysia and India, offsetting weakness in Japan, where economic conditions continued to be difficult. In the United States, business performance improved in the second half of the year, although full year sales remained slightly behind. In Europe, sales were slightly ahead for the year, with a strong second half performance stemming from new contract wins. During the year a new manufacturing facility was opened in Shanghai, China.

Starch
Sales for Starch were 4% ahead of 2001, while trading profit was lower, largely due to lower profits in the United States. Sales growth in Asia was strong, particularly in food starch, although higher raw material costs lowered gross margin percentages during the middle of the year. In the United States, sales mix was poor, with growth in commodity food starches outpacing growth in specialty food starch. Papermaking starch sales in North America improved in the second half, following new business wins in both the United States and Canada. However, with average corn costs for the year higher than 2001, and fixed costs also higher, trading profit in North America was lower. In Europe, sales and trading profit in both food and papermaking were ahead for the year.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales were 2% ahead of 2001, and with the benefits from the 2001 restructuring programme and lower raw material costs, trading profit was well ahead of 2001. The Personal Care polymers business introduced a number of new products during the year, helping it to deliver another year of growth. Alco Chemical performed strongly during the year, particularly in sales of its low molecular weight polymers to the water treatment industry in the United States. The Elotex redispersible powders business also performed well and delivered its strongest growth in the United States, and from expansion into Eastern Europe and Asia. The Vinamul emulsion polymer business achieved strong profit growth due to good fixed cost control and lower average raw material prices, albeit from lower overall sales.

Electronic and Engineering Materials
Electronic and Engineering Material sales were 6% ahead, a modest recovery from a weak 2001. Sales were relatively strong in the second quarter and towards the end of the year, but uncertainty in the electronics and telecommunications markets meant that there was no sustained recovery during 2002. Trading profit was ahead of 2001 despite increased fixed costs, mainly on sales and research resources to support future growth. Ablestik delivered good growth in the semiconductor materials market and Emerson & Cuming also delivered sales growth, particularly from strong sales in ink jet materials. Acheson sales were ahead for the year, primarily as a result of growth in its process lubricants business.

Quest
Quest delivered sales of £716m, 1% ahead of 2001 on a comparable basis, with good overall growth in North America and Asia, offsetting lower Food sales in Europe and Fragrance sales in Latin America. Food delivered 2% sales growth whilst Fragrance sales were 1% lower. Overall gross margin percentages were in line with 2001, with favourable product mix offset by tolling costs and adverse exchange rate movements. However, with an estimated £17m impact from production issues arising from second quarter systems changes in a foods factory in the Netherlands, trading profit of £82m was 23% lower on a comparable basis.

As reported, sales and trading profit were 2% and 23% lower respectively, with the effect of foreign exchange translation accounting for the difference from the comparable sales performance.

During the year, Quest continued to implement the major programme announced in 2001 to rationalise its cost base and upgrade its business systems.

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Review of 2002 business results

operating and financial review

Reconciliation Table – “Comparable” to “As Reported” Sales and Trading profit* 2002 vs 2001
	National Starch	Quest	Performance Specialties	Paints	International Businesses
Sales	%	%	%	%	%

“Comparable” change (2002 vs 2001)	2	1	2	1	1

Foreign exchange translation effect	(3)	(3)	(1)	(3)	(2)

Divestment effect	–	–	(4)	–	(1)

“As Reported” change (2002 vs 2001)	(1)	(2)	(3)	(2)	(2)

Trading profit*

“Comparable” change (2002 vs 2001)	5	(23)	(24)	9	(1)

Foreign exchange translation effect	(2)	–	(2)	(2)	(2)

Divestment effect	–	–	(2)	–	(2)

“As Reported” change (2002 vs 2001)	3	(23)	(28)	7	(5)

* before goodwill amortisation and exceptional items

Fragrance
Fragrance comparable sales were 1% lower in a difficult market, partly due to economic slowdown in Latin America combined with a general market slowdown in fine fragrance retail sales throughout the year. However, the introduction of new products resulted in strong performances in Quest’s fine fragrance and personal care businesses, which largely compensated for more difficult conditions in aroma chemicals and other segments. Consequently, the improved sales mix and benefits from supply chain efficiencies contributed positively but, with adverse foreign currency movements and increased fixed costs to support future growth, trading profit was below 2001.

Food
Food had a difficult year but still delivered 2% comparable sales growth, with particularly strong sales performances for both flavours and food ingredients in Asia and in North America. Sales in Europe were lower. Gross margin percentages and fixed costs were both negatively impacted by the second quarter ERP implementation issues in the Netherlands and, consequently, trading profit was well below 2001.

Performance Specialties
The reported sales and trading profit for Performance Specialties for 2002 reflect the effects of the divestment of the Synetix and Security Systems businesses during the year. Security Systems was sold to Lincolnshire Management Inc. in July 2002 and Synetix was sold to

Johnson Matthey plc for £260m in the fourth quarter of 2002. As reported sales of £804m and trading profit of £49m were 3% and 28% below 2001 respectively.

Uniqema
Uniqema had a difficult year; sales of £669m were 2% ahead of 2001 on a comparable basis but trading profit of £28m was 24% lower. The business experienced significant pressures on gross margin percentages, mainly as a result of weaker sales mix in fatty acids and increases in raw material costs. Market prices of glycerine (a major by-product from Uniqema processes) fell in the first quarter but showed no further year on year weakness in subsequent quarters.

Lubricants and Personal Care delivered good comparable sales growth in 2002, 9% and 4% respectively. Lubricants sales were driven by strong demand in the industrial sector in Europe and the compressor sector in North America. Personal Care grew in all regions, and particularly in China and Korea, while sales of new skincare products also increased.

The 2001 programme of restructuring and efficiency improvements is on track to deliver full cost savings and working capital reductions by 2004. In 2002 Uniqema closed its offices at Everberg in Belgium and successfully completed the implementation of new ERP computer systems at all sites in Europe.

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Synetix
Synetix sales for the 10 months up to the divestment were 8% ahead of 2001 on a comparable basis with growth in all main markets. Gross margins were above 2001 due to improved sales mix, and trading profit was consequently up.

Paints
For 2002, Paints delivered sales of £2,182m and achieved comparable sales growth of 1% despite the economic difficulties in Latin America, where sales were down 24%. Performance in Asia was excellent, with double-digit sales and trading profit growth. Trading profit for Paints of £188m, was 9% ahead on a comparable basis, with a trading loss in Latin America more than offset by profit growth in other regions. As reported sales were 2% below 2001 and as reported trading profit 7% ahead with foreign exchange effects accounting for the difference from the comparable performance.

The following commentary on the four geographical regions where Paints operates refers to performance measured on a comparable basis.

In Europe, sales were 3% ahead, with particularly good performances in the UK retail and trade markets during the second half of the year. There was also strong growth in the businesses in France and Poland, offsetting lower sales in Germany where a slow economy affected business. Trading profit was ahead for the year, with sales growth and lower raw materials costs offsetting weaker sales mix and higher fixed costs.

In North America, sales were 1% ahead of 2001. Sales growth in the US domestic housing and Canadian markets was partially offset by lower sales in the US non-residential construction sector. Trading profit for the North American business as a whole was significantly up, aided by benefits from the 2001 restructuring programme.

Sales growth in Asia exceeded 10% for the second year in succession with strength in India, China, Thailand and Indonesia being partially offset by Singapore and Taiwan. Strong sales and lower raw material costs combined to deliver trading profit well ahead of 2001.

Latin America had a significant negative impact on Paints overall sales and profit growth for the year. The major devaluation in the Argentinean Peso during the first quarter was followed by devaluations in the other currencies in the region and a slowdown in economic activity. As a result, sales declined from 2001 by 24% in US$ terms, and this, together with the higher cost of imported raw materials from the currency devaluation, resulted in a trading loss for the year.

The Packaging business delivered comparable sales growth of 1% but trading profit was lower, mainly due to weaker sales mix.

Regional and Industrial
Regional and Industrial sales for 2002, at £615m, were 25% below 2001, mainly due to divested businesses and a reduction in “nil margin sales” from £275m in 2001 to £209m in 2002. 2001 sales included sales of methanol under a tolling agreement which ceased in April 2001 and supply contracts involving businesses that have been divested. Higher profits from Pakistan and Argentina were offset by the loss of profits from divested businesses and the impact of a £5m provision in relation to a continuing European court case involving ICI’s former Soda Ash business. Consequently, the Regional and Industrial business recorded a trading loss of £10m, £14m lower than 2001.

Pakistan
The world and Asian PTA markets experienced significant price fluctuation during the year with markets improving rapidly during the middle of the year, but falling away towards the end of the year as new capacity came on stream in Asia. The PTA business delivered a satisfactory trading performance for the year. Sales and trading profit were lower in polyester fibre, although the Soda Ash business continued to perform well. Overall, trading profit in Pakistan was above 2001.

India
Trading profit for the regional businesses in India was below 2001 mainly due to the divestment of the pharmaceuticals business during the period. The explosives and nitrocellulose businesses continued to perform well.

Argentina
Whilst sales in Argentina for 2002 were below 2001 due to the effect of the Peso devaluation, trading profit improved as the wine chemicals and performance chemicals businesses benefited from significant hard currency exports.

Discontinued operations
No businesses became discontinued in 2002.

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Review of 2001 business results

operating and financial review

Review of 2001 business results

Continuing operations

National Starch
National Starch’s sales in 2001 of £1,853m were 4% behind 2000 with trading profit of £218m, 12% lower for the same period, both on a comparable basis. Both sales and profit declines reflected the effects of the continued economic downturn in the US, and the sharp downturn in the electronics industry which impacted from early in 2001. However, profit improvement programmes, including an 8% reduction in headcount during 2001, reduced the rate of profit decline versus 2000 to only 3% for the second half, and improved trading margins compared with the first half of 2001. In the fourth quarter of 2001, a restructuring programme was announced that intended to further reduce the cost base and improve competitiveness. In total, £37m was intended to be spent on restructuring programmes over 2002 and 2003, which included the closure or sale of several sites in the US, Europe, Asia and Australasia, and a further significant headcount reduction. The programme was focused on Specialty Polymers and Adhesives in North America and Europe.

Foreign exchange translation effects largely accounted for the difference between comparable and as reported performance in 2001 with as reported sales and trading profits 2% and 11% lower than 2000 respectively.

The following commentary on the four business groupings within National Starch refers to performance measured on a comparable basis.

Adhesives
Adhesives sales in 2001 were 3% behind 2000, and trading profit was also lower as good performances in Europe and Asia were offset by the impact of the economic downturn in the US. In the US, price increases and aggressive cost control efforts partially offset lower sales volumes, while the European business was more robust, recovering from a slow start to deliver both sales and profit growth for the full year. The Asia Pacific region continued to be a strong performer. While the downturn in Japan had a significant impact, growth continued in other parts of Asia, most notably in China and in the Dongsung-NSC business. During 2001, Dongsung-NSC expanded its shoe adhesives business into Vietnam and Mexico.

Starch
Sales for Starch were slightly below 2000, and trading profit also declined, as Food Starch growth was more than offset by the decline in the papermaking sector in North America. Food Starch sales were strong in all regions, including North America, with its focus on customer needs through technology application continuing to distinguish this business from its competitors. Tapioca-based starch products produced in Thailand maintained their sales growth, both in Asia and in other regions of the world, but margins were squeezed by higher tapioca costs, especially in the latter part of 2001. The papermaking starch business, which was under severe pressure in North America, continued to grow in Asia.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales for 2001 were 2% below 2000. Margins were impacted early in the year by high raw material costs, but improved as the year progressed as a result of aggressive cost reduction efforts and more favourable raw material costs. Trading profit in 2001 was well ahead of the previous year. The Vinamul polymers business experienced lower demand in many applications, and pressure on pricing remained strong. Alco Chemical, which supplies low molecular weight chemistries for water treatment and other applications, continued its strong growth in North America and sustained its expansion in Europe and Asia. The Elotex powders business suffered from lower sales due to the decline in construction in Western Europe, especially Germany, and from high raw material costs early in the year.

The personal care business continued to progress in 2001 with broad geographic sales growth, building on the recovery of sales that commenced in the second half 2000.

Electronic and Engineering Materials
Electronic and Engineering Materials in 2001 suffered from the effects of a major downturn in the semiconductor and electronics industry, and, as a result, sales for that year were 13% below 2000. Ablestik, which supplies materials for semiconductor packaging and microelectronic assemblies, was most severely impacted by this downturn, but continued to work closely with customers throughout the period and is expected by Group management to be well positioned to benefit from a future upturn in this sector. Acheson sales of coatings for cathode ray tubes slowed, reflecting sluggish demand for computer monitors and television sets. Emerson & Cuming was also affected by the downturn, although it was able to maintain its strong relationships with key ink jet customers, while the Circuit Assembly Materials business unit developed significant new business in the aerospace sector, particularly within satellite components. Costs were reduced throughout the division to offset the industry slowdown, and, despite the decline in sales, the division generated a positive trading profit.

Quest
Quest delivered sales of £727m, 3% growth in 2001 on a comparable basis, with high single digit growth outside Europe and North America. Improvements in Fragrance offset an adverse sales mix in Food, and trading profit of £107m was in line with 2000 on a comparable basis.

As reported sales were up 6% and trading profit up 4%, with the effect of foreign exchange, +2%, and the Quest India acquisition, +1% (sales) and +2% (trading profit), accounting for the improvement over comparable performance.

During 2001, Quest initiated a major programme to rationalise its cost base through the closure of surplus manufacturing sites, restructuring and redesign of the supply chain and the streamlining of management and support services. In addition, business systems, processes and capabilities will be upgraded in order to drive supply chain improvements, significantly enhance customer service levels and create e-connectivity. The estimated total exceptional cash expenditure of £41m was expected to be incurred within the period 2002 to 2004.

During 2001, ICI, mainly via ICI India, acquired a 51% stake in Quest India from Hindustan Lever Limited for $33m.

Fragrance
Fragrance had a strong year in 2001 with 5% comparable sales growth, despite more difficult market conditions in the second half of the year. The introduction of new products, most notably in personal care, contributed to the growth, with higher sales also achieved in fragrance ingredients. Fine fragrance sales were up significantly in the first half of the year but slowed in the second half, reflecting the market downturn. Improved sales mix and supply chain improvements contributed to improved gross margin percentages, and, as a result, trading profit was well ahead for the year. Trading profit growth was achieved in all the major regions.

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Reconciliation Table – “Comparable” to “As Reported” Sales and Trading profit* 2001 vs 2000
	National Starch	Quest	Performance Specialties	Paints	International Businesses
Sales	%	%	%	%	%

“Comparable” change (2001 vs 2000)	(4)	3	(2)	2	–

Foreign exchange translation effect	2	2	2	3	2

Divestment effect	(1)	–	(1)	(2)	(1)

Acquisition effect	1	1	–	1	–

“As Reported” change (2001 vs 2000)	(2)	6	(1)	4	1

Trading profit*

“Comparable” change (2001 vs 2000)	(12)	–	(10)	1	(6)

Foreign exchange translation effect	1	2	1	–	1

Divestment effect	–	–	–	(1)	(1)

Acquisition effect	–	2	–	(1)	1

“As Reported” change (2001 vs 2000)	(11)	4	(9)	(1)	(5)

* before goodwill amortisation and exceptional items

Food
Food had a more difficult year in 2001 but comparable sales grew by 2%. Food ingredients grew, particularly in Asia Pacific, while Flavours did well in North America and there was continued strong sales growth with most key customers. Flavour sales were slower in Europe. Culinary sales were lower, but this was offset, in particular, by strong growth in snacks and dairy. The associated adverse sales mix effects and higher raw material prices, partially offset by cost containment programmes during the year, caused trading profits to be lower than in 2000.

Performance Specialties
Overall, 2001 was a disappointing year for Performance Specialties, with sales of £832m, 2% lower on a comparable basis and trading profit of £68m, 10% lower on a comparable basis. The extent of the profit decline was, however, considerably limited by cost saving initiatives in Uniqema.

As reported sales were 1% lower with foreign exchange effects partially offsetting the 2% lower comparable performance. As reported profits 9% lower, were similarly affected.

Uniqema
Uniqema experienced the effects of the global economic downturn, particularly in industrial sectors in North America. These were heightened by the impact of significantly lower glycerine prices after the first quarter, particularly in Europe and North America, which reduced profits by some £8.5m worldwide. Sales were down 5% on a comparable basis, although the Health and Personal Care business continued to grow. Overall, comparable fixed costs were 3% below 2000 levels with reductions taking effect in the second half, but the savings were insufficient to make up for the sales shortfall, and profits were well down on the previous year. Demand in the process intermediates sector remained strong in Europe in the first half of the year, but weakened somewhat in the second half. Market conditions in the US were difficult throughout 2001. Synthetic lubricants showed strong volume growth year on year despite competitive pressures, but the polymers sector slowed with industrial markets generally, particularly in Europe in the second half of the year.

As announced in November 2001, Uniqema in Europe is implementing programmes to improve supply chain efficiencies and undertake site restructuring at an estimated cash expenditure of £25m. In July 2001, Uniqema also completed the sale of its ester manufacturing plant at Baleycourt, France to Ineos Chlor.

Synetix
Synetix had an excellent year in 2001. Higher sales and improved gross margins delivered significant trading profit growth and the total business sales were ahead by 13% on a comparable basis. In January 2001, Synetix completed the acquisition of the ‘CelActiv’ catalyst business from Celanese Chemicals Europe GmbH, and this business has performed well since acquisition.

Other Specialty Businesses
Within other businesses, Security Systems increased its sales and profits in 2001.

Paints
Comparable sales growth of 2% was achieved for 2001 despite a slowdown in the US and economic difficulties in parts of Latin America. Performance in Asia was excellent, with 11% comparable sales growth and trading profit well ahead over prior year. Trading profit for Paints of £176m was up 1% on 2000 on a comparable basis, with a halving of trading profits in Latin America more than offset by profit growth in all other regions.

As reported sales were up 4% with foreign exchange effects, +3%, less divestments, –2% and acquisitions +1%, accounting for the differences from the comparable performance. Trading profits as reported were 1% lower with divestment effects –1% and acquisition effects –1%, accounting for the differences from the comparable performance.

The worldwide spend on media and publicity for the year was up 3%.

The following commentary on the four geographical regions where Paints operates refers to performance measured on a comparable basis.

In Europe, sales were 1% ahead in a slowing European economy, with growth in the UK, France and Ireland offsetting lower sales in Germany. Trading profits were also ahead as a result of both the growth in sales and the benefits of successful restructuring in France.

In North America, the business delivered sales growth of 5%, with the US Consumer business doing well, and sales from the business’s US Stores returning to modest levels of growth towards the end of 2001. The business was significantly impacted in the short-term by events of September 11th but recovered early in the fourth quarter. Profits for the year were ahead of 2000. During the fourth quarter, the next phase of restructuring the North American Decorative business was announced. Cost reduction projects included the closure of a

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operating and financial review

manufacturing facility as well as a number of loss-making stores at an estimated cash expenditure of £15m. This simplification of supply chain infrastructure is expected by management to deliver both cost and working capital reductions.

Sales growth in Asia of 11% was achieved despite slowing economic growth in the region. There were strong performances in China, India and Thailand. Selling and marketing resources were increased, particularly in India and China, and overall profits were still well up. The divestment of the India Motors business was completed in April 2001.

In Latin America, sales declined 18% in 2001 compared with 2000 and profit was well down. The major influence on sales was the significant devaluation of the Real in Brazil, which continued to impact results throughout the year, particularly by inflating imported raw material costs. In the second half, the deteriorating economic situation in Argentina depressed the paint market, reducing sales and causing a significant reduction in profits for the year overall.

The Packaging business delivered comparable sales growth of 3% and comparable profits in line with prior year. Sales growth was good in Europe. Investments in projects to improve the supply chain in Europe resulted in higher costs in the year, but were expected by management to deliver benefits in 2002.

Regional and Industrial
Regional and Industrial sales for 2001, at £821m, were 8% below 2000 due to several small disposals during the year. Trading profits were £4m, £13m below 2000. Turnover included £275m of “nil margin sales” (2000 £328m) and also included sales of methanol under a tolling agreement which ceased in April 2001 and supply contracts involving businesses that have been divested.

Pakistan
The world and Asian PTA markets showed no improvement, and the PTA business made a small trading loss during the year. Sales and trading profits were also lower in polyester fibre, although the Soda Ash business continued to perform well. Overall, trading profits were slightly below the prior year.

India
Trading profits for the regional businesses in India were down 8% in 2001, compared to 2000, due to the divestment of the polyurethanes business during the year, and costs associated with the restructuring of the rubber chemicals business. The explosives and nitrocellulose businesses continued to do well.

Argentina
Sales in Argentina for 2001 were significantly below 2000, with the performance of both the wine chemicals and performance chemicals businesses adversely affected by the difficult economic conditions. Consequently, a trading loss was recorded for 2001.

Discontinued operations
No businesses became discontinued in 2001.

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board of directors

Lord Trotman  Chairman
Appointed a Non-Executive Director in 1997, he became Chairman in 2002. He was Chairman and Chief Executive Officer of Ford Motor Company until his retirement in 1998. He joined Ford in the UK in 1955 and was appointed to the Board of Directors in 1993. He is a member of the Board of Directors of IBM. Aged 69.

Brendan R O’Neill  Chief Executive
Appointed a Director and Chief Operating Officer in 1998 and Chief Executive in 1999. He has been invited to join the board of Tyco International Ltd as a Non-Executive Director. He was formerly Chief Executive of Guinness Limited and a Director of Diageo Plc. He is also a member of the Council of Cancer Research UK. Aged 54.

Paul J Drechsler  Director
Appointed a Director in 1999. He is Chairman and Chief Executive of Quest International. He joined the Company in 1978 and has held senior positions in Brazil, USA and Europe. He is Chairman of ICI Pensions Trustee Ltd, has Board responsibility for Sustainable Development within ICI and is a member of the Council of the World Business Council for Sustainable Development. Aged 46.

John D G McAdam  Director
Appointed a Director in 1999. He is Chairman and Chief Executive of ICI Paints and has Board responsibility for Research, Development and Technology. He joined the Company in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is also a Non-Executive Director of Severn Trent Plc and a member of the University of Surrey Business Advisory Board. Aged 54.

William H Powell  Director
Appointed a Director in 2000. He is Chairman and Chief Executive Officer of National Starch and Chemical Company and has Board responsibility for Group Safety, Health and the Environment. He joined the Company in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of the Board of Overseers of the New Jersey Institute of Technology and a member of the Board of Trustees of the State Theater of New Jersey. Aged 57.

Timothy A Scott  Chief Financial Officer
Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee. He joined Unilever in 1983 and held a variety of senior roles in their Speciality Chemicals business and group headquarters. He worked subsequently for ICI as Chief Administrative Officer for ICI Paints in North America and as Vice President, Strategy and Performance. Aged 40.

Adri Baan  Non-Executive Director
Appointed a Non-Executive Director in 2001. He is a Director of PSA Corporation Limited, (Port of Singapore Authority); and Hesse-Noord Natie, Port of Antwerp; Wolters Kluwer N.V.; ASM International N.V.; Koninklijke Volker Wessels Stevin nv; International Power plc and the Trust Office of KAS BANK NV. Until his retirement in March 2001, he was Executive Vice President of Royal Philips Electronics and President and Chief Executive Officer of their Consumer Electronics Division. Aged 60.

Lord Butler  Senior Non-Executive Director
Appointed a Non-Executive Director in 1998. He is the Senior Non-Executive Director of ICI. He is Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. He was formerly Secretary of the Cabinet and Head of the UK Home Civil Service. Aged 65.

Joseph T Gorman  Non-Executive Director
Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is also a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. He is a past Chairman and current member of the US-Japan Business Council and served on the Boards of the US-China Business Council and The Prince of Wales Business Leaders Forum. He is active in numerous business and community organisations. Aged 65.

Richard N Haythornthwaite  Non-Executive Director
Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration and Nomination Committee. He is Group Chief Executive of Invensys plc and a Non-Executive Director of Lafarge S.A. and Cookson Group plc and a Director of the National Museum of Science and Industry. He previously held senior positions with Blue Circle Industries plc, BP plc and Premier Oil plc. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company. Aged 46.

Company Secretary

Debjani Jash
Appointed Company Secretary in 2000. She joined ICI as a solicitor in 1995 and was previously with the law firms Mayer, Brown, Rowe & Maw and Jones Day Gouldens in the City of London specialising in corporate finance and mergers and acquisitions. She is a member of the Jesus College Cambridge Campaign Committee. Aged 38.

At each Annual General Meeting of the Company’s shareholders one third of the Directors (being those longest in office since their last election) retire and are eligible for re-election. New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are also eligible for election.

Mr J T Gorman, Mr R N Haythornthwaite and Mr T A Scott retire under Article 96 of the Company’s Articles of Association. All are recommended for re-election.

All Executive Directors are employed on rolling contracts subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

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executive management team

The Executive Management Team comprises the Executive Directors and the following:

Leonard J Berlik
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Performance Specialties. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Performance Specialties) in 2000, served as Executive Vice President of the Adhesives Division. He represents ICI on the Consultative Assembly of Member Companies of the European Chemical Industry Council. Aged 55.

Michael Gardner
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Regional and Industrial Businesses. He joined the Company in 1968 and was formerly Chief Executive Officer of the Petrochemicals Business. Aged 56.

Michael H C Herlihy
Appointed a member of the Executive Management Team in 1996. He was appointed General Counsel in 1996 and Executive Vice President Mergers and Acquisitions in 2000. He joined the Company in 1979. Aged 49.

Rolf Deusinger
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined ICI in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has over 18 years’ international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo covering the Americas, Europe and Central Asia. Aged 45.

*	The persons listed above and the Company Secretary, who was first appointed on 1 January 2000 and whose biographical details are set out on the previous page, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts and Form 20-F.

Date first appointed as an Officer*

1 April 2000

1 July 2000

1 January 1996

1 July 2002

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corporate governance

Corporate governance
The Group is committed to high standards of corporate governance. The Board is accountable to the Company’s shareholders for good governance and this statement describes how the relevant principles of governance are applied to the Company. Throughout the year the Company has been in compliance with the provisions set out in the Combined Code for Corporate Governance appended to the Financial Services Authority Listing Rules.

The ICI Board currently comprises the Non-Executive Chairman, the Chief Executive, four other Executive Directors and four Non-Executive Directors including the Senior Non-Executive Director, Lord Butler. Their biographies appear on page 33. These demonstrate a range of business, financial and global experience, which is vital to the successful direction of a multi-national company. All the Non-Executive Directors are independent of management. The Board is balanced both numerically and in experience.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The Non-Executive Directors have a particular responsibility to ensure that the strategies proposed by Executive Directors are fully discussed and critically examined, not only against the best long-term interests of shareholders, but also to ensure that they take proper account of the interests of employees, customers, suppliers and the many communities within which ICI is represented. The Non-Executive Directors also test fully the operational performance of the whole Group. The Board has prescribed reserved powers which reinforce its control of the Company. There is a procedure for Directors to obtain independent professional advice at the Company’s expense in the performance of their duties as Directors.

To enable them to do this all Directors have full and timely access to all relevant information. The Board meets at least eight times a year and there is frequent contact between meetings to progress the Company’s business.

The Non-Executive Directors fulfil a vital role in corporate accountability. The remits and memberships of the three relevant Board Committees are set out on page 36. The Remuneration and Nomination Committee and the Audit Committee, which comprise solely Non-Executive Directors, meet at least quarterly and report regularly to the Board.

Remuneration and Nomination Committee
The Chairman and Chief Executive are in attendance at the Remuneration and Nomination Committee for appropriate items but are always excluded when their own performance and remuneration are under review. The Chairman is not a member of the Remuneration and Nomination Committee except when it meets as the Nomination Committee. He attends all remuneration discussions except when his own position is being discussed. The Chairman from time to time promotes discussion with the Executive Directors about Non-Executive Directors’ remuneration based on external comparisons. Any recommendations are tabled to the full Board. Non-Executive Directors have the option of taking part of their remuneration in the Company’s shares.

The Remuneration Report, on pages 38 to 46, includes details on remuneration policy and practices, and on the remuneration of Directors.

Lord Butler acts as the Company’s Senior Non-Executive Director. In this position he promotes discussion at appropriate times about the Company chairmanship and succession to it.

The Non-Executive Directors normally meet twice a year with the Chairman and Chief Executive to discuss and evaluate Board and individual Directors’ performance and succession plans. At appropriate times the Chief Executive and then the Chairman absent themselves so their performance can be assessed. The final discussion is led by the Senior Non-Executive Director and there is feedback to individuals.

Appointments to Executive Director are fully discussed by the Chairman and Chief Executive with the Remuneration and Nomination Committee before a proposal is formally made to the Board by the Chairman of that Committee. Possible new Non-Executive Directors are suggested by all members of the Board against the requirements of the Company’s business and the need to have a balanced Board. In appropriate cases recruitment consultants are used to assist the process. Possible candidates are discussed with all Directors before any approach is made to them. All Directors are subject to re-election at least every three years.

Audit and internal control
In accordance with the guidance for directors on internal control (The Turnbull Guidance), the Board confirm that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2002 and up to the date of approval of the Annual Report and Accounts and Form 20-F, and accords with The Turnbull Guidance. The effectiveness of this process has been reviewed regularly by the Audit Committee who report their findings for consideration by the Board.

The processes used by the Audit Committee to review the effectiveness of the system of internal control include:

•	Discussions with management on risk areas identified by management and/or the audit process;
•	The review of internal and external audit plans;
•	The review of significant issues arising from internal and external audits; and
•	The review of significant Group risks reported by the Group Risk Committee.
The Audit Committee reports to the Board the results of their review of the risk assessment process. The Board then draws its collective conclusions as to the effectiveness of the system of internal control.

The Group Risk Committee (GRC) consolidates and prioritises for the Board the inputs received from management of the Businesses and corporate functions. The GRC comprises the heads of major corporate functions, the Group Internal Auditor and the General Counsel. The GRC meets on a regular basis to review updated input from business and corporate management and to report its conclusions to the Audit Committee.

The internal audit function reviews internal controls in all key activities of the ICI Group, typically over a three year cycle. It acts as a service to the Businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained. Quarterly reviews are also conducted between internal audit management and the senior management of the Businesses and major functions to assess their current control status and to identify and address any areas of concern.

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corporate governance

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s system of internal controls. The internal control systems are designed to meet the Group’s particular needs and the risks to which it is exposed and are designed to manage rather than eliminate the risk to the achievement of business objectives and can only provide reasonable and not absolute assurance against misstatement or loss.

The Group’s strategic direction is regularly reviewed by the Board, and the Executive Management Team considers the strategy for the individual Businesses through an integrated disciplined process on a biennial basis.

Annual plans and performance targets for each Business are set by the Chief Executive and are reviewed in total by the Board in the light of the Group’s overall objectives.

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior managers, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance.

Within the financial and overall objectives for the Group, agreed by the Board, the management of the Group as a whole is delegated to the Executive Management Team. The conduct of ICI’s Businesses is delegated to the individual Executive Vice Presidents. They are accountable for the conduct and performance of their Businesses within the agreed Business strategy. They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies.

Businesses are responsible for meeting the defined reporting timetables and compliance with Group accounting manuals which set out accounting policies, controls and definitions.

The Executive Management Team receives a monthly summary of financial results from each Business, and the Group’s published quarterly financial information is based on a standardised and timely reporting process.

There is a process in place which requires post event reviews to be undertaken following the completion of all major investments. This process aims to improve the quality of business judgements through the understanding and experience gained.

Responsibility for monitoring compliance with Group policies and guidelines rests with the Executive Vice Presidents and Chief Executive Officers for operating Businesses and with senior managers for the Corporate Centre. Annual statements of compliance are provided to the Board, and these statements are reviewed by the relevant functional leader for each policy area. In turn, there is an annual report to the Audit Committee, on behalf of the Board, on the degree of compliance with Group policies and guidelines. Corrections to any weaknesses found are monitored and controls are developed to match changing circumstances.

Sarbanes-Oxley Act 2002
The Company monitors its legal and regulatory obligations following the enactment of the Sarbanes-Oxley Act in the United States. It is the Company’s intention to comply with the legal and regulatory requirements introduced pursuant to this new legislation, in so far as they are applicable to the Company.

Disclosure controls and procedures
In accordance with recommendations issued by the US Securities and Exchange Commission, the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the Chief Financial Officer, the General Counsel, the Company Secretary, the Group Internal Auditor, the Investor Relations Director and the Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer.

Principles of business conduct
As a leading international company, ICI’s reputation for high ethical standards is central to its business success. A Code of Business Conduct which provides guidance in this area has been communicated throughout the Group.

Communications
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts and Form 20-F is available on request. In addition, at the half year, an interim report is produced and sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman directly. As an alternative, shareholders can leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors. There is regular dialogue with individual institutional shareholders as well as presentations to analysts after the quarterly results.

  Membership of the Board Committees and a summary of their terms of reference are as follows:

  Audit Committee
  Members:
  Mr J T Gorman (Chairman)
  Mr A Baan
  Lord Butler
  Mr R N Haythornthwaite
  Terms of reference:
  To assist the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control.

  Remuneration and Nomination Committee
  Members:
  Mr R N Haythornthwaite (Chairman)
  Mr A Baan
  Lord Butler
  Mr J T Gorman
  Lord Trotman (when meeting as the Nomination Committee)
  Terms of reference:
  To recommend to the Board the remuneration policies for Executive Directors and the most senior management in the Company. To determine the remuneration of these executives and to exercise the powers of the Directors under the share option schemes. To propose to the Board new appointments of Directors.

  Appeals Committee
  Members:
  Mr T A Scott (Chairman)
  Lord Butler
  Mr R N Haythornthwaite
  Terms of reference:
  To determine the policy and practice for the making of charitable donations in the UK.

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directors’ report

The Directors of Imperial Chemical Industries PLC have pleasure in presenting their Annual Report and Accounts for the year ended 31 December 2002.

Principal activities
The principal activities of the Company are research, manufacture and sale of specialty products and paints. A review of the Company and its subsidiaries’ businesses, including research and development, is given on pages 10 to 32 of this Report.

Dividends
The Directors have declared the payment of a second interim dividend of 4.5 pence per Ordinary Share to be paid on 22 April 2003 to Ordinary shareholders on the Company’s Register on 7 March 2003. A first interim dividend of 3 pence per Ordinary Share was paid on 4 October 2002 making a total of 7.5 pence (2001 13.3 pence).

Share capital
Changes in the Company’s ordinary share capital during the year are given in note 23 to the Accounts.

Purchase of own shares
The Directors are authorised by the shareholders to purchase, in the market, the Company’s own shares, as is permitted under the Company’s Articles of Association. Although no such purchases have been made, the Directors will seek to renew the authority from shareholders at the Annual General Meeting.

Directors
The names of the Directors of the Company at the date of this Report and biographical details are given on page 33. A complete list of Directors who served during the year is shown within the Remuneration Report, on page 39.

Directors’ remuneration and interests
A statement of Directors’ remuneration and their interests in the shares, debentures and options of the Company and its subsidiaries is set out in the Remuneration Report on pages 38 to 46.

Employment policies
ICI’s vision is based on inspiring and developing outstanding people and the Company is committed to cultural diversity and equal opportunities.

Respect for the individual is enshrined in the Company’s Code of Business Conduct, launched in October 2000, which states that: “ICI’s policy is to treat individuals in all aspects of employment solely on the basis of ability irrespective of race, religion, colour, age, disability, gender, sexual orientation or marital status”. The practical application of this policy is a matter for individual ICI businesses throughout the world.

The Company is committed to fair treatment of people with disabilities in relation to job applications, training, promotion and career development. Every effort is made to find appropriate alternative jobs for those who are unable to continue in their existing job due to disability.

ICI believes also that knowledgeable and well informed employees are essential to its success and that there should be clear channels of communication and opportunities for consultation and dialogue on issues which affect both business performance and employees’ working lives. The mechanisms for achieving this aim vary between different countries and between different businesses in the ICI Group.

A European Works Council (EWC) exists which enables employee representatives in the UK and Continental Europe to discuss overall business issues with senior management of the Group. The EWC holds two meetings each year at one of which the Chief Executive attends to discuss Company strategy.

ICI has a mixture of unionised and non-unionised operations across the world and is committed to fostering a positive employee relations environment at all its locations.

Payment to suppliers
The Company agrees terms and conditions for its business transactions with suppliers. Payment is then made to these terms, subject to the terms and conditions being met by the supplier. Payment terms can differ in the many markets in which ICI trades. Trade creditors of the Company at 31 December 2002 were equivalent to 59 days (2001 60 days) purchases, based on the average daily amount invoiced by suppliers to the Company during this year.

Political and charitable donations
The Group’s worldwide charitable donations in 2002 amounted to £2.5m. Of this total, £0.6m was spent in the UK. The Group made no donations for political purposes.

Auditor
KPMG Audit Plc has expressed its willingness to continue in office as auditor of the Company and a resolution to propose its re-appointment and to authorise the Directors to agree its remuneration will be submitted to the Annual General Meeting.

The remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2002 amounted to £61,000 (2001 £66,000). The total figure for the Group was £2.8m (2001 £2.8m) which includes charges for audits of subsidiary companies in the UK and overseas, both for the purposes of consolidation into the Group accounts and to meet statutory requirements of the countries in which subsidiaries operate.

Fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group during 2002 totalled £3.3m (2001 £3.1m) of which £2.1m (2001 £0.9m) was for audit-related services, principally in connection with the Rights Issue and divestment transactions, £1.1m (2001 £1.8m) was for taxation services and £0.1m (2001 £0.4m) was for other services. These fees have been fully reviewed by the Audit Committee.

Going concern
The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. Accordingly they continue to adopt the going concern basis in preparing the Group accounts.

Annual General Meeting
The Notice of Annual General Meeting to be held on Thursday, 22 May 2003 is contained in a separate letter from the Chairman accompanying this Annual Report and Accounts.

On behalf of the Board
Debjani Jash
Company Secretary

12 February 2003

Registered Office
20 Manchester Square
London
W1U 3AN

Registered number: 218019

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remuneration report

Remuneration Committee

Role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of Executive Directors. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office. This provides the framework for remunerating all senior executives.

The Remuneration Committee is comprised exclusively of independent Non-Executive Directors of the Company. The members of the Remuneration Committee during the year were:

Mr R N Haythornthwaite (Chairman)
Mr A Baan
Lord Butler
Mr J T Gorman.

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with the Combined Code for Corporate Governance of the Financial Services Authority.

Advisers
To ensure that ICI’s remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from independent and experienced international consultants. Since 1 January 2002, the Committee has received material advice from Towers Perrin, Mercer Human Resource Consulting and New Bridge Street Consultants. These advisers have been appointed by the Remuneration Committee. In relation to other services provided to the Group, Towers Perrin also provides actuarial and administrative services in respect of the Group’s Netherlands pension plan and all three consultants provide certain employee benefit services and/or remuneration advice to the Group below Board level. The Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Compensation & Benefits are normally invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning the detail of their own personal remuneration. The Company Secretary acts as Secretary to the Committee.

Remuneration policy

Executive Directors
The Company’s ongoing remuneration policy for Executive Directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders, reward the creation of long-term value and minimise risk for shareholders.

•	Reward elements should be designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package.

•	The total remuneration package for on-target performance should be fully competitive in the relevant market.

•	Packages can be structured flexibly to meet critical resource needs and retain key executives.

Personal shareholdings
In order to align the interests of our most senior employees with those of shareholders, our Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans. For Executive Directors this shareholding is as follows:

Target value of shareholding

Chief Executive	Two times base salary
Executive Directors	One times base salary

External directorships
Executive Directors are encouraged to take an external Non-Executive Directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

Non-Executive Directors
The remuneration policy for Non-Executive Directors is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a Non-Executive Director of the Company and an additional fee for acting as the Chairman of a Board Committee or as the Senior Non-Executive Director. Non-Executive Directors are not eligible to participate in incentive plans.

ICI operates a scheme which enables Non-Executive Directors to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration packages for Executive Directors
The remuneration package for Executive Directors comprises five elements:

•	base salary;

•	Annual Incentive Plan;

•	Performance Growth Plan;

•	share option schemes; and

•	post-retirement and other benefits.

The performance related elements, when valued at target performance levels, comprise more than 50% of the package (excluding post-retirement benefits).

Each of the above elements is explained in the pages which follow.

Base salaries
Base salaries are a fixed annual sum recognising ongoing market value. The Company’s policy is to set the salary for each Executive Director within a range around the market median for similar positions in large, international, publicly quoted companies. Salaries for individual Directors are reviewed each year by the Remuneration Committee, recognising the individual’s performance and experience, and developments in the relevant employment market.

Annual Incentive Plan
The Annual Incentive Plan rewards Executive Directors for the achievement of annual financial and strategic goals of ICI and its businesses.

The financial targets which are set under the Annual Incentive Plan are derived from the strategic and annual planning processes for ICI and its businesses. During 2002, bonus targets focused on the delivery of Economic Profit, cash generation and the achievement of key strategic objectives. Targets are established by the Board and approved by the Remuneration Committee.

Economic Profit is ICI’s key internal financial measure. This measure is based on profit after tax, less a charge for the use of capital. Economic Profit encourages both profitable growth and the efficient use of capital to generate sustainable shareholder value. Within ICI Economic Profit is referred to as Net Contribution to Value (NCV).

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Annual Incentive Plan (continued)
The performance measures are set by the Remuneration Committee on an annual basis and it is the intention to set targets on this basis for 2003.

The bonus opportunity available to Executive Directors for 2002 for the achievement of on-target performance was 50% of base salary. A maximum bonus opportunity of 100% of base salary was possible for the significant over-achievement of the defined targets.

In the difficult economic climate of 2002, all of ICI’s International Businesses achieved comparable sales growth over 2001– with both Paints and National Starch also growing their trading profit. Strong cash generation and excellent management of working capital enhanced the operating performance of most businesses during the past year. ICI Group targets for Economic Profit improvement and cash flow were exceeded. In some cases, the level of incentive payments additionally reflects delivery against key strategic objectives to strengthen individual businesses and the balance sheet of ICI.

Directors’ emoluments
(audited)

		Base salary and fees (note 7)		Annual incentive payments		Benefits and other emoluments (note 8)		Total (note 9)

		2002	2001	2002	2001	2002	2001	2002	2001
	Notes	£000	£000	£000	£000	£000	£000	£000	£000

Lord Trotman	1	200	39					200	39

Dr B R O’Neill	2	615	615	361	120	39	39	1,015	774

P J Drechsler	3	325	325	63	93	34	27	422	445

Dr J D G McAdam		347	347	248	98	37	22	632	467

W H Powell	4	454	474	291	78	15	14	760	566

T A Scott	1,3,7	307	152	218	28	38	11	563	191

A G Spall	1		167		22		5		194

A Baan	1,5,6	30	15					30	15

Lord Butler	5,7	38	30					38	30

J T Gorman	5	40	30					40	30

R N Haythornthwaite	1,5,6	40	30					40	30

C Miller Smith	1		250				22		272

Sir Roger Hurn	1,5		23						23

Lord Simpson	1,5		7						7

Total		2,396	2,504	1,181	439	163	140	3,740	3,083

(1)	Mr R N Haythornthwaite joined the Board on 20 February 2001, Mr T A Scott was appointed on 23 May 2001 and Mr A Baan joined the Board on 25 June 2001. Lord Simpson, Mr A G Spall and Sir Roger Hurn retired on 20 February 2001, 23 May 2001 and 31 July 2001, respectively. Mr C Miller Smith retired on 31 December 2001 and Lord Trotman was appointed Non-Executive Chairman of the Company with effect from 1 January 2002. All amounts reported for individuals are in respect of the part year for which they were employed as Directors.

(2)	A performance related retention arrangement linked to Annual Incentive Plan payments applies to Dr B R O’Neill only. The Remuneration Committee has determined that for each of the years 2002 to 2005 inclusive an additional cash sum equal to 50% of the earned annual bonus will be deferred and paid in 2006, normally subject to Dr O’Neill’s continued employment with the Group. This arrangement will operate for the first time in 2002 and the deferred payment for 2002 is £180,810 (2001 and prior years £nil). This is excluded from the table above and will be included when paid.

(3)	In 2002, Mr P J Drechsler and Mr T A Scott received matched shares provided by the Company as matched shares under the Bonus Conversion Plan in respect of their 1998 bonus. This plan was operated for the last time in respect of the 1999 financial year. A bonus recipient could elect to have shares purchased with part or all of their net bonus after tax. After three years, shares purchased in the plan are released, and matched by an equal number of shares by the Company, provided the individual remains employed by ICI. Directors took up their full entitlement under the Rights Issue in respect of shares held in the Plan. In accordance with the rules of the Plan the number of matched shares has been increased by an equal number to the new shares purchased by each Director. Mr Drechsler received 9,450 matching shares, with a market value of £29,200 (2001 1,954 shares with a market value of £7,992). Mr Scott received 4,621 matching shares with a market value of £14,279 (2001 nil). The bonus shares for Mr Drechsler and Mr Scott were originally purchased on 29 April 1999 at £6.57 each (adjusted for the Rights Issue £5.45).

(4)	In 2002 Mr W H Powell received a base salary of US$682,500 (2001 US$682,500). The year on year change in the sterling value is due to translation at the average exchange rate for each year.

(5)	For 2002 the remuneration of Non-Executive Directors comprised an annual fee of £30,000 (2001 £30,000). An additional £10,000 per annum (2001 £10,000) was paid to the Chairman of a Board Committee and, with effect from 1 April 2002, to Lord Butler due to his position as Senior Non-Executive Director.

(6)	Mr A Baan and Mr R N Haythornthwaite elected to receive 50% of their fees for 2002 in the form of ICI Ordinary Shares.

(7)	For 2002 the figures reported are the annual base salary or fee in payment at 31 December 2002 except in respect of Mr T A Scott whose annual base salary at that date was £325,000 and Lord Butler whose annual fee at that date was £40,000.

(8)	Includes non-cash benefits relating to medical insurance, company car, and life insurance (where not provided within pension benefit plans).

(9)	No payments were made during 2002 or 2001 in connection with: (i) compensation for loss of office or termination of qualifying services,
(ii) expense allowances paid in respect of qualifying services chargeable to UK income tax.

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remuneration report

Performance Growth Plan
The Performance Growth Plan (PGP) drives and rewards longer-term business performance improvement. The Plan strengthens the alignment with shareholders by placing a greater emphasis on sustained long-term value creation.

For the Executive Directors, the Plan makes conditional awards of ICI shares linked to performance over a fixed three year period measured as follows:

• for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on how the Total Shareholder Return (TSR) for ICI compares with the TSR of each of the companies in ICI’s Peer Group over the performance period (see across). TSR is the change in the Company’s share price plus reinvested dividends;

• for the other Executive Directors, who are responsible for the performance of ICI’s International Businesses, reward will also be based on the performance of their own areas of responsibility;

• 50% of their award will depend on the Economic Profit performance over three years of the business for which the Executive Director is responsible; and

• the other 50% of their award will be based on the relative TSR performance of the Company;

• in addition, the Remuneration Committee must be satisfied that the underlying performance of ICI justifies the receipt of any shares.

TSR has been selected as a performance condition to align the interests of Executive Directors and shareholders. It rewards the relative out-performance of ICI versus its global competitors. TSR calculations are performed independently by Mercer Human Resource Consulting and are approved by the Remuneration Committee. For those Directors accountable for the International Businesses, Economic Profit is critical as a measure of profitable growth and efficient use of capital to generate sustainable shareholder value.

The shares required to make awards under this Plan are provided via a trust funded by ICI. There is no dilution of ICI’s issued share capital.

The maximum conditional award is 100% of base salary per annum (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at least upper quartile versus the Peer Group. For achieving median TSR performance, 40% of this maximum award will be paid and no award will be paid for below median performance.

The targets which relate to Economic Profit growth are set at a level consistent with achieving the Company’s TSR goals and ICI’s strategic targets.

Target Setting Process
ICI’ s financial objectives derive from a combination of top down goals set by market expectations and a biennial strategic planning process. These strategic financial objectives then form the basis of all financial targets set under the PGP.

The Peer Group for the TSR element represents ICI’s key global competitors and has been selected on the basis of market location, size, diversity and performance. The Peer Group of companies for the conditional awards made in 2002 was: Air Products and Chemicals; Akzo Nobel; Clariant; Crompton Corporation; Cytec Industries; Ciba Specialty Chemicals; Danisco; Degussa; Engelhard Corporation; Givaudan; Henkel; H.B. Fuller Company; International Flavors & Fragrances; Rhodia; Rohm and Haas Company; The Sherwin-Williams Company. The Peer Group for the 2003 awards will comprise a similar set of companies.

For the 2000 – 2002 performance period, ICI’s TSR ranked 13 out of the 17 companies in the Peer Group and, as a result, all awards under the TSR performance measure for this cycle lapsed. Two Directors received awards under the Economic Profit measure and these are shown on page 41.

Details of the Ordinary Shares of the Company conditionally awarded to Executive Directors under the Performance Growth Plan and outstanding at 31 December 2002 are shown in the table below.

Awards under the Performance Growth Plan
(audited)
		Date of award	Shares that would be awarded for median TSR/on target Economic Profit performance		Maximum number of Ordinary Shares that could be awarded		Performance period

	Notes		TSR measure	Economic Profit measure	TSR measure	Economic Profit measure

Dr B R O’Neill		28.03.02	75,786	n/a	189,463	n/a	1.01.02–31.12.04

	1	05.03.01	56,202	n/a	140,504	n/a	1.01.01–31.12.03

	1	25.05.00	44,165	n/a	110,414	n/a	1.01.00–31.12.02

P J Drechsler		28.03.02	19,409	19,409	48,521	38,818	1.01.02–31.12.04

	1	05.03.01	14,393	14,394	35,985	28,787	1.01.01–31.12.03

	1	25.05.00	10,984	10,984	27,462	21,968	1.01.00–31.12.02

Dr J D G McAdam		28.03.02	20,949	20,949	52,373	41,898	1.01.02–31.12.04

	1	05.03.01	15,536	15,536	38,841	31,072	1.01.01–31.12.03

	1	25.05.00	11,790	11,791	29,479	23,581	1.01.00–31.12.02

W H Powell	2	28.03.02	65,316	65,316	159,664	130,636	1.01.02–31.12.04

	1,2	05.03.01	47,976	47,976	117,276	95,952	1.01.01–31.12.03

	1,2	25.05.00	34,934	34,934	85,408	69,868	1.01.00–31.12.02

T A Scott		28.03.02	40,050	n/a	100,123	n/a	1.01.02–31.12.04

	1	05.03.01	22,847	n/a	57,115	n/a	1.01.01–31.12.03

(1)	Conditional share awards in the table above made on 25 May 2000 and 5 March 2001 are stated after an increase due to the impact of the Rights Issue, using an adjustment factor as determined by the Remuneration Committee. No other variations to the awards were made during the year.
(2)	Mr W H Powell’s awards are in the form of ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

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Performance Growth Plan (continued)

Awards under the Performance Growth Plan (continued)

(3)	Prior to being appointed Directors, Mr W H Powell and Mr T A Scott participated in cash based long-term incentive plans operated by the Group. The performance period relating to these awards ended on 31 December 2002. Mr Powell will receive no payment in respect of his units. During 2003 Mr Scott will receive £9,773 in respect of his service as a Director during the performance period.

(4)	The number of shares comprising the awards is determined by the average share price of ICI Ordinary Shares for the month of December prior to the commencement of the performance period. In the case of the grant made on 28 March 2002 the December average share price was adjusted for the effect of the Rights Issue. However, in accordance with the Directors’ Remuneration Report Regulations 2002 the Company is required to state the market price of its shares on the date of the award and these were as follows: 25 May 2000 £5.24, 5 March 2001 £5.33 and 28 March 2002 £3.42. Prices for 2000 and 2001 are not adjusted for the impact of the Rights Issue.

Shares vested under the Performance Growth Plan
(audited)

The following shares in respect of the performance period 1 January 2000 to 31 December 2002 vested on 10 February 2003.

	Shares vested			Percentage of maximum number of shares that could be awarded

	Number of shares vested	Price at date of vesting	Value of shares at date of vesting
		£	£	%

P J Drechsler	2,527	1.8375	4,643	5

Dr J D G McAdam	18,383	1.8375	33,779	35

Growth in Economic Profit was particularly strong in the Paints business and this is reflected in an above target award under this measure to Dr J D G McAdam. Mr P J Drechsler received a below target award and the award to Mr W H Powell lapsed. The award, based on the TSR condition, to Dr B R O’Neill also lapsed.

Performance graphs
(not subject to audit)

The first graph below shows indices of the TSR performances of ICI and of the Peer Group of companies for the Performance Growth Plan. The second graph, as required by the Directors’ Remuneration Report Regulations 2002, illustrates the TSR performance of ICI and a “broad equity market index” over the past five years: the index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five year period.

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remuneration report

Share option schemes

(audited)

The share option schemes reward Executive Directors for longer-term corporate performance as reflected in share price appreciation.

Options to purchase the Company’s Ordinary Shares may be granted each year. Individual option grants to Executive Directors during 2002 were in a range of 125% to 200% of salary, reflecting market practice (UK or US, as appropriate), and individual performance and potential impact on longer-term business results. Grants are made subject to a performance condition that over a three year period in the life of the option the growth in ICI’s earnings per share (excluding both amortisation of goodwill and exceptional items) must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. In the light of the Company’s current business outlook and the quantum of the grants involved, the Remuneration Committee considers this to be an appropriately challenging condition for option grants made in 2002.

Options must be held for a minimum of three years from grant before they can be exercised and lapse if not exercised within ten years.

The shares to meet rights granted do not dilute ICI’s issued share capital as they are bought in the market.

In the USA, grants are made as stock appreciation rights (SARs) and, on exercise, the gain is delivered in the form of American Depositary Receipts (ADRs). Each ADR represents four ICI Ordinary Shares. The grants are subject to similar rules.

No gains were realised on the exercise of share options during 2002 or 2001.

Directors’ interests in share options

	Options outstanding at 1 January 2002		Options granted during 2002	Options lapsed during 2002	Options outstanding at 31 December 2002
Directors at 31 December 2002	Number of shares (note1)		Number of shares	Number of shares	Number of shares		Exercise prices	Earliest date from which exercisable	Latest expiry date
							£		(note 2)

Dr B R O’Neill	123,474				123,474		10.077	18.05.01	17.05.08

	302,373				302,373		5.454	29.04.02	28.04.09

	270,957				270,957		4.242	21.02.03	20.02.10

	322,249				322,249		4.292	05.03.04	04.03.11

			324,823		324,823		2.840	13.03.05	12.03.12

	6,991	†			6,991	†	2.366	01.02.07	31.07.07

P J Drechsler	45,554				45,554		5.039	22.03.96	21.03.03

	13,605				13,605		5.528	24.06.96	23.06.03

	5,658				5,658		6.217	09.05.98	08.05.05

	6,501				6,501		7.454	07.05.99	06.05.06

	11,919				11,919		8.466	04.08.00	03.08.07

	22,314				22,314		10.077	18.05.01	17.05.08

	100,790				100,790		5.454	29.04.02	28.04.09

	84,231				84,231		4.242	21.02.03	20.02.10

	128,375				128,375		4.292	05.03.04	04.03.11

			138,644		138,644		2.840	13.03.05	12.03.12

	931	†			931	†	3.038	01.02.06	31.07.06

	5,592	†			5,592	†	2.366	01.02.07	31.07.07

Dr J D G McAdam	20,106			(20,106)				04.08.97	03.08.02

	24,545				24,545		10.077	18.05.01	17.05.08

	108,121				108,121		5.454	29.04.02	28.04.09

	90,416				90,416		4.242	21.02.03	20.02.10

	138,564				138,564		4.292	05.03.04	04.03.11

			149,647		149,647		2.840	13.03.05	12.03.12

	532	†			532	†	3.038	01.02.06	31.07.06

	6,319	†			6,319	†	2.366	01.02.07	31.07.07

W H Powell (note 6)	39,104				39,104		8.466	04.08.00	03.08.07

	31,284				31,284		10.077	18.05.01	17.05.08

	92,380				92,380		4.482	08.03.02	07.03.09

	98,708				98,708		5.690	28.05.02	27.05.09

	192,696				192,696		4.242	21.02.03	20.02.10

	272,816				272,816		4.292	05.03.04	04.03.11

			337,452		337,452		2.840	13.03.05	12.03.12

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Share option scheme (continued)

Directors’ interests in share options (continued)

	Options outstanding 1 January 2002		Options granted during 2002	Options lapsed during 2002	Options outstanding at 31 December 2002
Directors at 31 December 2002	Number of shares (note 1)		Number of shares	Number of shares	Number of shares		Exercise prices £	Earliest date from which exercisable	Latest expiry date (note 2)

T A Scott	12,160			(12,160)				04.08.97	03.08.02

	9,863				9,863		10.077	18.05.01	17.05.08

	25,311				25,311		5.454	29.04.02	28.04.09

	46,386				46,386		4.242	21.02.03	20.02.10

	116,440				116,440		4.292	05.03.04	04.03.11

			143,045		143,045		2.840	13.03.05	12.03.12

	2,412	†			2,412	†	3.943	01.12.03	31.05.04

	1,367	†			1,367	†	4.092	01.02.05	31.07.05

	532	†			532	†	3.038	01.02.06	31.07.06

†	Grants awarded under the UK “save-as-you-earn” Sharesave Scheme in which UK Executive Directors may participate. No performance conditions are attached to options granted under this scheme as it is an all–employee share option scheme.

(1)	The number of shares under option as at 1 January 2002 and their exercise prices are stated after adjustment for the impact of the Rights Issue using adjustment factors determined by the Remuneration Committee as detailed on page 86. No other variations were made to Directors’ options or the terms and conditions of any Directors’ options.

(2)	The earliest date from which an option is exercisable is subject to any outstanding performance condition being met.

(3)	The market price of the shares at 31 December 2002 was £2.30 and the range during 2002 was £2.03 to £3.57 (£4.30 pre rights). The Register of Directors’ Interests (which is open to inspection by shareholders) contains full details of Directors’ shareholdings and options to subscribe for shares.

(4)	Non-Executive Directors are not eligible for share option grants.

(5)	In accordance with the Listing Rules of the Financial Services Authority, the 1999 annual grant of share options to Executive Directors and certain individuals involved with the proposed disposal of businesses to Huntsman ICI Holdings LLC was delayed. As a result of this delay, those participants were granted fewer options at a higher exercise price than would have been the case had the grants been made to them at the same time as they were made to all other participants at an exercise price of £4.333 (adjusted for the Rights Issue). The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.

(6)	Mr W H Powell’s options are awarded in the form of SARs, denominated in ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share option equivalents.

(7)	Since 1998, grants under share option schemes have been made subject to the earnings per share performance condition outlined on page 42.

(8)	During the period 1 January 2003 to 10 February 2003 there were no changes in the interests of Directors in options.

(9)	No amount was paid for the award of any options.

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remuneration report

Retirement benefits
ICI provides retirement benefit plans for its executives which take account of local practice in the countries in which it operates. These plans are designed, as part of the total remuneration package, to attract the quality of staff needed by the business and to aid mobility between countries where necessary. In keeping with the Group’s philosophy on “fixed” elements of reward, they are normally positioned around the median of the local market.

Except where Defined Benefit plans already exist for current executives, retirement benefits are provided on a “defined contribution” basis so that Company costs are stable and predictable. Where possible, plans provide flexibility and choice to increase employee commitment, and enable executives to make their own contributions as well as the Company.

In this way, ICI encourages and supports its executives to play an active role in planning for their individual retirement needs.

It is ICI’s policy to match retirement benefit liabilities where possible by external funds rather than by Group assets.

Details of the accrued pension to which each Director is entitled on leaving service, and the transfer value of those accrued pensions are shown in the table below. A transfer value is the present value lump sum equivalent of the accrued pension and is calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

Directors’ pension benefits
(audited)

		Defined benefit pension plans					Defined contribution pension plans

		Additional pension accrued in 2002 (note 1)	Accrued pension at 31 December 2002 (note 2)	Transfer value of accrued pension at 1 January 2002	Transfer value of accrued pension at 31 December 2002	Increase in transfer value of accrued pension during year (net of contributions by Director) (note 3)	Contributions 2002	Contributions 2001
	Notes	£000 p.a.	£000 p.a.	£000	£000	£000	£000	£000

Dr B R O’Neill	4	2	7	66	81	10	155	156

P J Drechsler	5	6	138	1,110	979	(150)	–	–

Dr J D G McAdam	6	11	228	2,789	3,011	211	–	–

W H Powell	7	24	277	3,210	3,529	688	23	22

T A Scott	6	32	117	650	715	55	–	–

(1)	The additional annual pension accrued during the year, payable at normal retirement age (or date of retirement).

(2)	The accrued annual pension at the end of the year, payable at normal retirement age (or date of retirement).

(3)	The changes in transfer values over the year reflect any changes in pensionable pay and the service of each Director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns. As a result, changes in transfer values may be positive or negative, depending on investment conditions.

(4)	Dr B R O’Neill participates in the ICI Pension Fund in respect of salary up to the Inland Revenue earnings cap (currently £97,200 for 2002/3). He also belongs to a funded unapproved retirement benefits scheme, in respect of salary above this cap, for which the contributions are subject to income tax and are set out above.

(5)	Mr P J Drechsler participates in the ICI Pension Fund.

(6)	Dr J D G McAdam and Mr T A Scott participate in the ICI Specialty Chemicals Pension Fund. Pensionable salary under this plan includes annual bonus, subject to a maximum of 20% of base salary for Dr J D G McAdam and 15% of base salary for Mr T A Scott.

(7)	Mr W H Powell participates in the National Starch and Chemical Company Pension Plan for Salaried Employees and the Supplementary Retirement and Savings Plan of National Starch and Chemical Company. Under these Plans, pension is based on average pay, including annual bonus, during the previous five years, during which time Mr Powell was promoted to Chairman and Chief Executive Officer of National Starch and Chemical Company. He also participates in two defined contribution plans, for which the employer’s contributions are set out above.

(8)	No Director received an enhancement to his contractual pension benefit during the year.

(9)	The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit plans which are calculated on an alternative basis to those disclosed in the table above.
• Additional annual pension accrued in 2002 (net of inflation): Dr B R O’Neill £1,640; Mr P J Drechsler £4,160; Dr J D G McAdam £8,060; Mr W H Powell £24,050; Mr T A Scott £31,170.
• Transfer values at 31 December 2002 of the increase in accrued pension (net of inflation and contributions by the Director):Dr B R O’Neill £13,200; Mr P J Drechsler £10,200; Dr J D G McAdam £94,100; Mr W H Powell £678,230; Mr T A Scott £181,000.

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Directors’ interests in shares
(audited)

				Contingent interest in matched shares (note 6)

ICI Ordinary Shares		1 January	31 December	1 January	31 December
		2002	2002	2002	2002
	notes

Lord Trotman	1	46,500	76,090

Dr B R O’Neill	5	104,193	180,496	31,193	51,043

P J Drechsler	2,5	59,542	103,097	21,326	25,447

Dr J D G McAdam	5	20,178	33,018	17,126	28,024

W H Powell	3,5	45,720	76,012	–	–

T A Scott	5	8,365	28,308	7,921	8,340

A Baan		–	3,791

Lord Butler		1,000	1,636

J T Gorman	4	8,000	13,088

R N Haythornthwaite		1,698	6,666

All Directors took up their full entitlement to new ICI Ordinary Shares under the Rights Issue. Consistent with the policy on personal shareholding, no Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

In addition to the interests in the table above, on 10 February 2003 Mr P J Drechsler and Dr J D G McAdam became entitled to Ordinary Shares awarded to them under the Performance Growth Plan (PGP), as detailed in the table of “Shares Vested” on page 41. They also have conditional interests in PGP awards made on 5 March 2001 and 28 March 2002, see page 40.

All Directors’ shares are held beneficially.

(1)	Lord Trotman’s interest in shares at 1 January 2002 comprised 500 Ordinary Shares and 11,500 ADRs (representing 46,000 Ordinary Shares). At 31 December 2002 his interest comprised 818 Ordinary Shares and 18,818 ADRs (representing 75,272 Ordinary Shares).

(2)	Mr P J Drechsler’s interest in shares at 1 January 2002 comprised 49,134 Ordinary Shares and 2,602 ADRs (representing 10,408 Ordinary Shares). At 31 December 2002 his interest comprised 86,069 Ordinary Shares and 4,257 ADRs (representing 17,028 Ordinary Shares).

(3)	Mr W H Powell’s interest in shares at 1 January 2002 comprised 10 Ordinary Shares and 11,427.5 ADRs (representing 45,710 Ordinary Shares). At 31 December 2002 his interest comprised 16 Ordinary Shares and 18,999 ADRs (representing 75,996 Ordinary Shares).

(4)	Mr J T Gorman’s interest in shares at 1 January 2002 comprised 2,000 ADRs (representing 8,000 Ordinary Shares). At 31 December 2002 his interest comprised 3,272 ADRs (representing 13,088 Ordinary Shares).

(5)	These Directors are potential beneficiaries of the Company’s employee benefit trust, which is used to satisfy awards under the senior staff share plans, and are therefore treated as interested in the 9.3m (2001 5.6m) shares (including ADRs expressed as Ordinary Share equivalents) held by the trustee.

(6)	Certain Executive Directors have a contingent interest in matched shares under the Bonus Conversion Plan provided in respect of the 1999 bonuses, which was operated for the last time in respect of that financial year – as described in note 3 to the Directors’ emoluments table on page 39. A bonus recipient could elect to have shares purchased at market value with part or all of his bonus after tax. After three years, shares purchased in the plan are released and matched by an equal number of shares by the Company, provided the individual remains employed by ICI.

During the period 1 January 2003 to 10 February 2003 there were no changes in the interests of Directors in shares.

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remuneration report

Directors’ service agreements and letters of engagement
(not subject to audit)

It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The dates of current Executive Directors’ service agreements, the dates on which their appointments took effect and the current expiry dates of their agreements are as follows:

Executive Directors	Date of service agreement	Effective date	Expiry date

Dr B R O’Neill	01.98	11.05.98	Terminable on 12 months’ notice

P J Drechsler	10.03.99	01.03.99	Terminable on 12 months’ notice

Dr J D G McAdam	10.03.99	01.03.99	Terminable on 12 months’ notice

W H Powell	17.02.00	02.02.00	Terminable on 12 months’ notice (note 1)

T A Scott	11.05.01	23.05.01	Terminable on 12 months’ notice (note 2)

(1)	The appointment as an Executive Director of ICI, which is non-remunerative, is terminable by either party giving not less than 12 months’ notice in writing. Mr W H Powell is separately employed by National Starch and Chemical Company as Chairman and Chief Executive. Mr Powell’s employment with National Starch and Chemical Company is terminable on 12 months’notice.

(2)	In addition to the normal notice provisions, the Company may also terminate Mr T A Scott’s service agreement at any time with immediate effect on payment in lieu of notice equivalent to 12 months’ gross basic salary together with the gross value of the other benefits Mr Scott is entitled to receive under his service agreement (see the table of Directors’ emoluments on page 39 for a description of these benefits) as at the date of termination.

There are no express provisions for compensation payable upon early termination of an Executive Director’s contract as at the date of termination other than as detailed above.

The dates of the Chairman’s and current Non-Executive Directors’ letters of engagement, the date on which their appointment took effect and the current expiry dates are as follows:

Chairman and Non-Executive Directors	Date of letter of engagement	Effective date	Expiry date

Lord Trotman	31.01.02	01.01.02	Terminable on 12 months’ notice (note 1)

A Baan	24.07.01	25.06.01	(note 2)

Lord Butler	12.06.98	01.07.98	(note 2)

J T Gorman	25.10.00	20.09.00	(note 2)

R N Haythornthwaite	22.02.01	20.02.01	(note 2)

(1)	Lord Trotman was appointed as a Non-Executive Director on 1 July 1997 and, by an agreement dated 31 January 2002 between ICI and Lord Trotman, as Non-Executive Chairman with effect from 1 January 2002.

(2)	Non-Executive Directors are appointed for an unspecified term pursuant to letters of engagement. They stand for re-election at the first Annual General Meeting following appointment and stand for re-election by rotation under Article 96 of the Articles of Association of the Company. It is the normal practice of the Company for Non-Executive Directors to serve two three-year terms. Non-Executive Directors, apart from Lord Trotman, have no right to compensation on the early termination of their appointment.

On behalf of the Board

R N Haythornthwaite

Chairman of the Remuneration Committee

12 February 2003

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directors’ responsibilities

Directors’responsibilities in respect of the financial statements
Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and to enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have a general responsibility for taking such steps as are reasonably open to them for safeguarding the assets of the Group and to prevent and detect fraud and other irregularities.

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independent auditors’ report

Independent Auditors’ report to the Members of Imperial Chemical Industries PLC

We have audited the financial statements on pages 50 to 115. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report, the Directors’ remuneration report and Form 20-F. As described on page 47, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards; the Directors have also presented additional information under United States requirements. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 35 to 36 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report to be audited.

Opinion In our opinion

• the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and

• the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc Chartered Accountants Registered Auditor London 12 February 2003

The above opinion is provided in compliance with UK requirements. An opinion complying with auditing standards generally accepted in the United States will be included in the Annual Report on Form 20-F filed with the United States Securities & Exchange Commission.

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contents to the accounts

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Contents to the Accounts

accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms‘ICI’and‘Group’ refer to the Company and its consolidated subsidiaries but not to associates.

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The following paragraphs describe the main accounting policies. The accounting policies of some overseas subsidiaries do not conform with UK Accounting Standards and, where appropriate, adjustments are made on consolidation in order to present the Group financial statements on a consistent basis. Note 42 describes the significant differences between UK GAAP and US Generally Accepted Accounting Principals (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP as a result of each difference.

Turnover
Turnover excludes Intra-Group sales and value added taxes. Revenue is recognised at the point at which title passes.

Depreciation
The Group’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly; however, the total lives approximate to 35 years for buildings and 14 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land.

Pension costs
The pension costs relating to Group retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans which should be a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Exceptional items
Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included with net interest payable. Exchange differences on all other balances, except relevant foreign currency loans, are taken to trading profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates are taken to reserves, as are differences arising on equity investments denominated in foreign currencies in the Company accounts. Differences on relevant foreign currency loans are taken to reserves and offset against the differences on net investments in both Group and Company accounts.

Financial derivatives
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps derivatives to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit. Other material instruments do not involve deferral since the profit impact they offset occurs during the terms of the contracts.

Foreign currency derivative instruments:
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments: The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements:

•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or returns on investments and servicing of finance, as appropriate, in the Statement of Group cash flow.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. In accordance with SSAP20 and FRS 3 exchange gains/losses are included in the Statement of Group total recognised gains and losses along with similar movements in the values of the investments being hedged.

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are revalued to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in trading profit.

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Financial derivatives (continued)
Forward currency contracts (continued)
Those contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains/losses being shown as part of the debt they are hedging. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the period of the contract. Realised and unrealised exchange gains/losses are shown in the financial statements in the same place as the underlying borrowing/deposit.

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as ‘other debtors’. At maturity, the option premia net of any realised gains on exercise, are taken to the financial statements as trading profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with net interest payable. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as ‘other debtors’. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

Associates
Associates are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. The Group’s share of the profits less losses from associates are included in the Group profit and loss account on the equity accounting basis. The holding value of associates in the Group balance sheet is calculated by reference to the Group’s equity in the net assets of such undertakings, as shown by the most recent accounts available. Interests in joint arrangements that are not entities are included proportionately in the accounts of the investing entity.

Investments
Investments are held at cost less provisions for impairment.

Taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in the tax computation, using current tax rates except as otherwise required by FRS 19. The Group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. Taxation on exchange differences on relevant foreign currency loans used to finance net investments in subsidiary undertakings and associates is taken to reserves to be consistent with the treatment of the underlying exchange differences on the loans and net investments.

Stock valuation
Finished goods are stated at the lower of cost and net realisable value, raw materials and other stocks at the lower of cost and net realisable value; the first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. For purchased goodwill arising on acquisitions after 31 December 1997 goodwill is capitalised and amortised through the profit and loss account over a period of 20 years unless the Directors consider it has a materially different useful life, either on acquisition or subsequently, if a shorter life is indicated. For goodwill arising on acquisitions prior to 31 December 1997 purchased goodwill was charged directly to reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves.

Employee Share Ownership Plan “ESOP”
The financial statements of the Group include the assets and related liabilities of Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The shares held by the ESOP are stated at the lower of cost and estimated net realisable value.

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Contents to the Accounts

group profit and loss account

for the year ended 31 December 2002

		2002

		Continuing operations			Discontinued operations		Total
	notes	Before exceptional items £m		Exceptional items £m	£m		£m

Turnover	4,5	6,125			–		6,125

Operating costs	3,5	(5,652)		–	–		(5,652)

Other operating income	5	23		–	–		23

Trading profit (loss)	3,4,5	496		–	–		496

After deducting goodwill amortisation	4	(37)		–	–		(37)

Share of operating profits less losses of associates	3,6	18		–	–		18

		514		–	–		514

Fundamental reorganisation costs	3			–	–		–

Profits less losses on sale or closure of operations	3			40	10		50

Profits less losses on disposals of fixed assets	3			3	–		3

Amounts written off investments	3			(99)	–		(99)

Profit (loss) on ordinary activities before interest	4	514		(56)	10		468

Net interest payable	3,7

Group		(123)		–	–		(123)

Associates		(28)		–	–		(28)

		(151)		–	–		(151)

Profit (loss) on ordinary activities before taxation		363		(56)	10		317

Taxation on profit (loss) on ordinary activities	8	(115)		1	3		(111)

Profit (loss) on ordinary activities after taxation		248		(55)	13		206

Attributable to minorities		(21)		(6)	–		(27)

Net profit (loss) for the financial year		227		(61)	13		179

Dividends	9						(88)

Profit (loss) retained for the year	24						91

Earnings (loss) per £1 Ordinary Share	10

Basic		20.4	p	(5.5)p	1.2	p	16.1	p

Diluted		20.3	p	(5.5)p	1.2	p	16.0	p

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Contents to the Accounts

statement of group total recognised
gains and losses

for the year ended 31 December 2002

2002
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	192

Associates	(13)

179

Currency translation differences on foreign currency net investments and related loans	(91)

Taxation on translation differences on foreign currency loans	34

(57)

Total recognised gains and losses for the year	122

Prior year adjustment (note 1)	(81)

Total gains and (losses) recognised since last annual report	41

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group profit and loss account

for the year ended 31 December 2002 (continued)

		2001 (as restated – note 1)							2000 (as restated – note 1)
Continuing operations					Discontinued operations		Total		Continuing operations				Discontinued operations		Total
	Before exceptional items £m		Exceptional items £m		£m		£m		Before exceptional items £m		Exceptional items £m		£m		£m

Turnover	6,425				–		6,425		6,415				1,333		7,748

Operating costs	(5,935)		(143)		–		(6,078)		(5,876)		–		(1,350)		(7,226)

Other operating income	46		–		–		46		43		–		12		55

Trading profit (loss)	536		(143)		–		393		582		–		(5)		577

After deducting goodwill amortisation	(37)		–		–		(37)		(35)		–		–		(35)

Share of operating profits less losses of associates	57		(9)		–		48		91		–		9		100

	593		(152)		–		441		673		–		4		677

Fundamental reorganisation costs			–		–		–				(14)		–		(14)

Profits less losses on sale or closure of operations			(11)		18		7				16		(531)		(515)

Profits less losses on disposals of fixed assets			8		–		8				10		1		11

Amounts written off investments			(22)		–		(22)				–		–		–

Profit (loss) on ordinary activities before interest	593		(177)		18		434		673		12		(526)		159

Net interest payable

Group	(162)		–		–		(162)		(201)		16		(1)		(186)

Associates	(67)		–		–		(67)		(60)		–		–		(60)

	(229)		–		–		(229)		(261)		16		(1)		(246)

Profit (loss) on ordinary activities before taxation	364		(177)		18		205		412		28		(527)		(87)

Taxation on profit (loss) on ordinary activities	(116)		48		(29)		(97)		(145)		(4)		53		(96)

Profit (loss) on ordinary activities after taxation	248		(129)		(11)		108		267		24		(474)		(183)

Attributable to minorities	(26)		(2)		–		(28)		(24)		–		–		(24)

Net profit (loss) for the financial year	222		(131)		(11)		80		243		24		(474)		(207)

Dividends							(116)								(232)

Profit (loss) retained for the year							(36)								(439)

Earnings (loss) per £1 Ordinary Share

Basic	25.5	p	(15.0	)p	(1.3	)p	9.2	p	28.0	p	2.7	p	(54.5	)p	(23.8	)p

Diluted	25.5	p	(15.0	)p	(1.3	)p	9.2	p	28.0	p	2.7	p	(54.5	)p	(23.8	)p

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statement of group total recognised gains and losses

for the year ended 31 December 2002 (continued)

	2001 (as restated – note 1) £m	2000 (as restated – note 1) £m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	72	(196)

Associates	8	(11)

Currency translation differences on foreign currency net investments and related loans	80	(207)

Taxation on translation differences on foreign currency loans	(59)	(15)

Total recognised gains and losses for the year	(12)	(39)

Prior year adjustment (note 1)	(71)	(54)

Total gains and (losses) recognised since last annual report	9	(261)

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Contents to the Accounts

balance sheets
at 31 December 2002

		Group		Company

		2002	2001	2002	2001
			(as restated note 1)		(as restated note 1)
	notes	£m	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	11	574	613	–	–

Tangible assets	4,12	1,961	2,186	78	69

Investments

Subsidiary undertakings	13			11,357	9,072

Participating and other interests	14	69	374	1	58

		2,604	3,173	11,436	9,199

Current assets

Stocks	15	651	753	29	29

Debtors	16	1,695	1,913	2,689	3,985

Investments and short-term deposits	17	285	159	–	–

Cash	33	267	301	21	13

		2,898	3,126	2,739	4,027

Total assets		5,502	6,299	14,175	13,226

Creditors due within one year

Short-term borrowings	18	(226)	(418)	–	–

Current installments of loans	20	(500)	(1,250)	(270)	(1)

Other creditors	19	(1,692)	(1,933)	(7,768)	(8,458)

		(2,418)	(3,601)	(8,038)	(8,459)

Net current assets (liabilities)		480	(475)	(5,299)	(4,432)

Total assets less current liabilities	4	3,084	2,698	6,137	4,767

Financed by

Creditors due after more than one year

Loans	20	1,363	1,705	136	420

Other creditors	19	32	49	1,573	884

		1,395	1,754	1,709	1,304

Provisions for liabilities and charges	21	1,121	1,257	171	194

Minority interests – equity		69	51

Shareholders’ funds – equity

Called-up share capital	23	1,191	728	1,191	728

Reserves

Share premium account		933	589	933	589

Associates’ reserves		11	22

Profit and loss account		(1,636)	(1,703)	2,133	1,952

Total reserves	24	(692)	(1,092)	3,066	2,541

Total shareholders’ funds (page 55)		499	(364)	4,257	3,269

		3,084	2,698	6,137	4,767

Included within Group net current assets (liabilities) are debtors of £545m (2001 £552m) which fall due after more than one year. Included within the Company net current liabilities are debtors of £327m (2001 £312m) which fall due after more than one year.

The accounts on pages 50 to 115 were approved by the Board of Directors on 12 February 2003 and were signed on its behalf by:

Lord Trotman Director
T A Scott Director

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Contents to the Accounts

statement of group cash flow
for the year ended 31 December 2002

		2002	2001	2000
	notes	£m	£m	£m

Net cash inflow from operating activities	25	623	637	586

Dividends received from associates		–	–	5

Returns on investments and servicing of finance	26	(185)	(207)	(230)

Taxation		(35)	(58)	(104)

		403	372	257

Capital expenditure and financial investment	27	(184)	(206)	(226)

		219	166	31

Acquisitions and disposals

Acquisitions	28	(54)	(109)	(13)

Disposals	30	290	17	(125)

		236	(92)	(138)

Equity dividends paid		(106)	(185)	(231)

Cash inflow (outflow) before use of liquid resources and financing		349	(111)	(338)

Management of liquid resources	29	(13)	253	(12)

Financing

Issues of shares		807	–	1

Increase (decrease) in debt		(1,151)	(77)	335

	31	(344)	(77)	336

Increase (decrease) in cash	33	(8)	65	(14)

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Contents to the Accounts

reconciliation of movements in shareholders’ funds
for the year ended 31 December 2002

		2002	2001	2000
			(as restated note 1)	(as restated note 1)
	notes	£m	£m	£m

Net profit (loss) for the financial year		179	80	(207)

Dividends		(88)	(116)	(232)

Profit (loss) retained for year		91	(36)	(439)

Issues of ICI Ordinary Shares		807	–	1

Goodwill movement

Acquisitions	24	–	(8)	–

Disposals	24	22	–	41

		22	(8)	41

Other recognised losses related to the year	24	(57)	(71)	(54)

Net increase (reduction) in shareholders’ funds		863	(115)	(451)

Shareholders’ funds at beginning of year – equity (as previously reported)		(283)	(216)	244

Prior year adjustment		(81)	(33)	(42)

Shareholders’ funds at beginning of year – equity (as restated – note 1)		(364)	(249)	202

Shareholders’ funds at end of year – equity		499	(364)	(249)

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Contents to the Accounts

notes relating to the accounts

1 Basis of presentation of financial information

New UK Accounting Standards

UK Accounting Standards which have been adopted, in whole or in part, for the first time in these financial statements are as follows:

FRS No. 17 Retirement benefits
This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. Increasing levels of disclosure of amounts measured in accordance with the Standard, have been required over the years 2001 and 2002 with recognition in the primary statements for accounting periods beginning on or after 1 January 2005 following suspension by the Accounting Standards Board. The Group has followed the transitional requirements of the Standard. In 2001 information on financial assumptions to calculate the projected benefit obligations of Group schemes and details of scheme assets, expected rates of return, liabilities and net (liabilities) assets were disclosed in note 37. In 2002 further analysis covering the amounts to be charged in future years to trading profit, other finance income and the Statement of Group total recognised gains and losses is provided in note 37. Upon full adoption in 2005, comparative financial statement information will be restated. The requirements of the Standard will have no impact on cash flows.

FRS No. 19 Deferred Tax
This Standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation except as otherwise required by FRS No. 19. It also requires deferred tax assets to be recognised to the extent that it is regarded as more likely than not that they will be recovered. The Standard allows the optional discounting of all or none of the deferred tax assets or liabilities and the Group has elected not to discount. Prior to the adoption of FRS No. 19, deferred tax was only provided on a partial provision basis. The standard is implemented in these financial statements and all primary statements and notes relating to the accounts have been restated.

Compliance with FRS No. 19 has increased the 2001 deferred tax provision by £81m (2000 £33m). The tax charge on profit before goodwill amortisation and exceptional items has increased by £27m in 2001 (2000 £34m) resulting in a restated effective tax rate for 2001 of 28.9% (2000 31.6%), compared with 22.2% (2000 24.0%) originally reported. The net profit for 2001 decreased by £41m (2000 increase £21m). The estimated impact on the current year’s profit before goodwill amortisation and exceptional items if FRS No. 19 had not been adopted would be to reduce the underlying effective tax rate from 29% to approximately 22%. The impact on profit before tax has not been quantified as it is impractical to do so. The new standard has no impact on cash flows.

Both FRS No. 17 and FRS No. 19 were published in 2000 since which time no new UK Standards have been published.

Continuing and Discontinued Operations and Classes of Business

For UK reporting purposes, the results in these accounts differentiate between the Group’s continuing and discontinued operations. As defined in FRS No. 3 – Reporting Financial Performance, discontinued operations are material, clearly separate operations which have been sold or permanently terminated either during the financial year or during the subsequent period up to the date of approval of the financial statements. All other operations are classified as continuing operations.

Discontinued operations, in these financial statements, comprise:
   Chlor-Chemicals, Klea and Crosfield businesses
   Methanol business
   50% equity shareholding in Phillips-Imperial Petroleum Ltd

Where businesses have been reclassified as discontinued operations, comparative segmental data has been restated in all cases. Net interest payable and tax on profit (loss) on ordinary activities have been allocated to discontinued operations to reflect the legal entity incidence of these items within the business divested.

Non co-terminous year ends

Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, three subsidiaries made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally seven subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Cash

In the statement of Group cash flow and related notes “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

Estimates

The preparation of the Consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

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Contents to the Accounts

2 Directors’ and Officers’ remuneration and interests

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration report on pages 38 to 46.

The aggregate remuneration paid to or accrued for all Directors and Officers of the Company for services in all capacities during the year ended 31 December 2002 was £6.0m (2001 £4.8m; 2000 £6.4m); Directors £4.0m (2001 £3.2m; 2000 £3.9m); Officers £2.0m (2001 £1.6m; 2000 £2.5m). The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for Directors and Officers of the Company during the year ended 31 December 2002 was £1.0m (2001 £1.0m; 2000 £0.8m); Directors £0.7m (2001 £0.7m; 2000 £0.6m); Officers £0.3m (2001 £0.3m; 2000 £0.2m). At 10 February 2003 shares held by and options granted to Directors and Officers to subscribe for Ordinary Shares in the Company were as follows:

	Ordinary Shares†	Options granted†

		Options outstanding at 10 February 2003	Subscription prices	Date latest option expires
	Number	Number	£

Directors (for further details see Remuneration Report pages 42 and 45)	522,202	3,842,921	£2.366 to £10.077	12.03.12

Officers	99,789	1,687,849	£2.366 to £10.077	08.08.12

† Includes ADRs disclosed in terms of Ordinary Share equivalents/Ordinary Share option equivalents.

No individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

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Contents to the Accounts

notes relating to the accounts

3 Exceptional items before tax

	2002		2001		2000
	£m		£m		£m
Charged in arriving at trading profit (loss)

Continuing operations

Rationalisation of operations	–		(143	)(a)	–

Credited (charged) after trading profit (loss)

Continuing operations

Profits less losses on sale or closure of operations

Profits	114	(b)	16		17

Losses	(74	)(c)	(27	)(d)	(1)

	40		(11)		16

Fundamental reorganisation costs	–		–		(14	)(e)

Profits less losses on disposal of fixed assets	3		8		10

Share of associates’ exceptional operating items	–		(9	)(f)	–

Interest exceptional (see note 7)	–		–		16

Amounts written off investments	(99)	(g)	(22	)(h)	–

Discontinued operations

Profits less losses on sale or closure of operations

Profits	19		21		10

Losses	(9)		(3)		(38	)(i)

Provision for losses on future sale	–		–		(503	)(j)

	10		18		(531)

Profits less losses on disposal of fixed assets	–		–		1

Exceptional items within profit (loss) on ordinary activities before taxation	(46)		(159)		(502)

(a)	A detailed description of those exceptional items charged/credited in arriving at trading profit (loss) is provided in note 22 and includes the following in respect of 2001:

(i) National Starch, including severance costs of £25m and asset write-downs of £9m;
(ii) Quest, including severance costs of £21m, asset write-downs of £4m and restructuring and redesign cost £12m;
(iii) Performance Specialties, principally severance costs of £23m and asset write-downs of £3m;
(iv) Paints, including severance costs of £9m and asset write-downs of £9m.

(b)	The profits on sale or closure of continuing operations in 2002 relate primarily to the profit on the sale of the Group’s Catalyst business, Synetix (£90m) and the sale of the Security Systems business (£17m).

(c)	The losses on sale or closure of continuing operations in 2002 relate primarily to the loss on the sale of the UK Nitrocellulose and EnergeticTechnologies business (£32m) and the write-down of the Group’s investment in its 49% associate, Irish Fertilizer Industries Limited, and the additional costs incurred in relation to its liquidation (£27m).

(d)	The losses on sale or closure of continuing operations in 2001 related primarily to the loss on disposal of Eutech (£19m).

(e)	Fundamental reorganisation costs during 1999 and 2000 related to the reorganisation of the corporate centre as a consequence of the changing business portfolio.

(f)	The share of associates’ exceptional operating items in 2001 related to the major restructuring of the Polyurethanes business of Huntsman International Holdings LLC.

(g)	Amounts written off investments relates to provisions for all of ICI’s existing investments in Ineos Chlor, where uncertainty exists as to the extent to which, and period over which these amounts will be recovered (see note 40).

(h)	The write-down of investments in 2001 related to shares of the Company held to hedge obligations granted prior to 1999 under the employee share ownership plan. A provision has been made to write-down these shares to estimated net realisable value having regard to the period over which the related options are exercisable.

(i)	Losses on the sale of discontinued operations in 2000 comprised the disposal of the Group’s Methanol business and the 50% interest in Phillips-Imperial Petroleum Ltd.

(j)	The provision for losses on future sale in 2000 related to the disposal of the Chlor-Chemicals, Klea and Crosfield operations completed in January 2001. The charge comprised £133m for fixed asset write-downs, a £41m goodwill write-off and £329m as a provision for the anticipated loss.

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations.

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Contents to the Accounts

4 Segment information

The Group is managed in five business segments, or classes, differentiated primarily by the nature of products manufactured in each, together with a segment for discontinued operations. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:

Business	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, food ingredients, fragrances, fragrance materials

Performance Specialties	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives, specialty cleaning and catalyst and support services*

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, agrochemicals, pharmaceuticals, rubber chemicals and tartaric acid

* Divested fourth quarter 2002.

The accounting policies for each segment are the same as those appearing on pages 50 and 51. The Group’s policy is to transfer products internally at external market prices. Corporate overheads are allocated to each business segment on a consistent basis over the periods presented.

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notes relating to the accounts

4 Segment information (continued)

Classes of business

	Turnover			Profit before taxation, goodwill amortisation and exceptional items			Profit before interest and taxation after exceptional items*

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch	1,841	1,853	1,894	224	218	245	206	154	238

Quest	716	727	687	82	107	103	75	61	103

Performance Specialties	804	832	837	49	68	75	152	39	76

Paints	2,182	2,233	2,152	188	176	177	171	136	164

	5,543	5,645	5,570	543	569	600	604	390	581

Regional and Industrial	615	821	892	(10)	4	17	(65)	–	13

Inter-class eliminations	(33)	(41)	(26)

	6,125	6,425	6,436	533	573	617	539	390	594

Sales to discontinued operations	–	–	(21)

	6,125	6,425	6,415	533	573	617	539	390	594

Discontinued operations

Total	–	–	1,339	–	–	(5)	10	18	(535)

Sales to continuing operations	–	–	(6)

	–	–	1,333	–	–	(5)	10	18	(535)

Associates

Share of profits less losses				18	57	100	18	48	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Amounts written off investments							(99)	(22)	–

	6,125	6,425	7,748	400	401	450	468	434	159

*Goodwill amortisation charged in arriving at the results

National Starch							18	18	18

Quest							1	1	–

Performance Specialties							1	1	1

Paints							17	17	16

							37	37	35

				Depreciation (note 12)			Capital expenditure (note 12)

				2002	2001	2000	2002	2001	2000
				£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch				70	78	64	52	85	96

Quest				18	23	18	52	34	28

Performance Specialties				29	31	28	38	43	39

Paints				52	59	54	53	55	54

				169	191	164	195	217	217

Regional and Industrial				27	35	37	20	21	18

				196	226	201	215	238	235

Discontinued operations				–	–	167	–	–	54

				196	226	368	215	238	289

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4 Segment information (continued)

Geographical areas

The information opposite is re-analysed in the table below by geographic area. The figures for each geographic area show the turnover and profit made by, and the net operating assets owned by, companies located in that area; export sales and related profits are included in the areas from which those sales were made.

	Turnover			Profit before taxation, goodwill amortisation and exceptional items			Profit before interest and taxation after exceptional items*

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations

United Kingdom

Sales in the UK

External	752	932	994

Intra-Group	100	122	84

	852	1,054	1,078

Sales overseas

External	357	348	338

Intra-Group	159	155	193

	516	503	531

	1,368	1,557	1,609	87	71	71	87	24	64

Continental Europe

External	1,200	1,165	1,087

Intra-Group	359	368	323

	1,559	1,533	1,410	96	142	126	108	82	120

USA

External	2,050	2,120	2,094

Intra-Group	152	156	156

	2,202	2,276	2,250	131	168	192	127	115	183

Other Americas

External	583	671	678

Intra-Group	73	77	74

	656	748	752	45	36	54	41	28	51

Asia Pacific

External	1,130	1,136	1,171

Intra-Group	147	127	122

	1,277	1,263	1,293	168	150	169	171	142	171

Other countries

External	53	53	53

Intra-Group	1	–	–

	54	53	53	6	6	5	5	(1)	5

	7,116	7,430	7,367	533	573	617	539	390	594

Inter-area eliminations	(991)	(1,005)	(931)

Sales to discontinued operations	–	–	(21)

	6,125	6,425	6,415	533	573	617	539	390	594

Discontinued operations	–	–	1,333	–	–	(5)	10	18	(535)

Associates

Share of profits less losses				18	57	100	18	48	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Amounts written off investments							(99)	(22)	–

	6,125	6,425	7,748	400	401	450	468	434	159

After amortisation of goodwill							37	37	35

Turnover by Discontinued operations in 2000 was primarily in the United Kingdom £1,113m, USA £92m and Continental Europe £52m.

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notes relating to the accounts

4 Segment information (continued)

Classes of business

		Total assets less current liabilities

		2002	2001	2000
			(as restated note 1)	(as restated note 1)
		£m	£m	£m

Net operating assets

Continuing operations

International businesses

National Starch		1,441	1,604	1,590

Quest		447	398	360

Performance Specialties		459	577	552

Paints		864	918	945

		3,211	3,497	3,447

Regional and Industrial		297	365	475

		3,508	3,862	3,922

Discontinued operations		–	–	251

Total net operating assets		3,508	3,862	4,173

Net non-operating liabilities		(424)	(1,164)	(622)

		3,084	2,698	3,551

		Goodwill included above

		2002	2001	2000
		£m	£m	£m

Goodwill

National Starch		266	294	309

Quest		19	22	–

Performance Specialties		14	21	21

Paints		260	273	276

Regional and Industrial		15	3	3

		574	613	609

		Net non-operating liabilities

	notes	2002	2001	2000
		£m	£m	£m

Net non-operating liabilities

Non-operating assets

Fixed asset investments	14	69	374	327

Non-operating debtors	16	110	217	267

Investments and short-term deposits	17	285	159	415

Cash at bank	33	267	301	255

		731	1,051	1,264

Non-operating liabilities

Short-term borrowings	18	(226)	(418)	(765)

Current instalments of loans	20	(500)	(1,250)	(466)

Non-operating creditors	19	(429)	(547)	(655)

		(1,155)	(2,215)	(1,886)

		(424)	(1,164)	(622)

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4 Segment information (continued)

Geographic areas
	Tangible fixed assets			Total assets less current liabilities

	2002 £m	2001 £m	2000 £m	2002 £m	2001 (as restated note 1) £m	2000 (as restated note 1) £m

Tangible fixed assets/Net operating assets

Continuing operations

United Kingdom	269	312	300	912	933	983

Continental Europe	414	380	383	690	706	630

USA	711	815	801	1,029	1,197	1,312

Other Americas	123	178	184	250	326	290

Asia Pacific	440	497	544	615	691	694

Other countries	4	4	8	12	9	13

	1,961	2,186	2,220	3,508	3,862	3,922

Discontinued operations	–	–	178	–	–	251

Total net operating assets				3,508	3,862	4,173

Net non-operating liabilities				(424)	(1,164)	(622)

	1,961	2,186	2,398	3,084	2,698	3,551

Total assets less current liabilities of Discontinued operations, in 2000, were primarily in the United Kingdom £83m, Continental Europe £33m and USA £130m.

Turnover by customer location
	2002	2001	2000
	£m	£m	£m

Continuing operations

United Kingdom	825	943	952

Continental Europe	1,306	1,325	1,291

USA	1,992	2,058	2,012

Other Americas	622	720	727

Asia Pacific	1,265	1,270	1,312

Other countries	115	109	121

	6,125	6,425	6,415

Discontinued operations	–	–	1,333

	6,125	6,425	7,748

Turnover by customer locations for Discontinued operations in 2000 was primarily in the United Kingdom £864m, Continental Europe £201m and USA £97m.

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Contents to the Accounts

notes relating to the accounts

5 Trading profit (loss)

		2002

	Continuing operations £m	Discontinued operations £m	Total £m

Trading profit (loss) before exceptional items

Turnover	6,125	–	6,125

Operating costs

Cost of sales	(3,819)	–	(3,819)

Distribution costs	(971)	–	(971)

Research and development	(148)	–	(148)

Administration and other expenses	(714)	–	(714)

	(5,652)	–	(5,652)

Other operating income

Royalties	2	–	2

Other income	21	–	21

	23	–	23

Trading profit (loss)	496	–	496

Total charge for depreciation and amortisation of goodwill included above	(233)	–	(233)

Gross profit, as defined by Companies Act 1985	2,306	–	2,306

Trading profit (loss) after exceptional items

Turnover	6,125	–	6,125

Operating costs

Cost of sales	(3,819)	–	(3,819)

Distribution costs	(971)	–	(971)

Research and development	(148)	–	(148)

Administration and other expenses	(714)	–	(714)

	(5,652)	–	(5,652)

Other operating income

Royalties	2	–	2

Other income	21	–	21

	23	–	23

Trading profit (loss)	496	–	496

Total charge for depreciation and amortisation of goodwill included above	(233)	–	(233)

Gross profit, as defined by Companies Act 1985	2,306	–	2,306

*	During the current year the Directors have reviewed the basis on which costs are allocated between cost of sales, distribution costs, research and development and administration and other expenses. To show a more appropriate allocation of costs between categories, a new analysis has been adopted and the comparative amounts for the years ended 31 December 2001 and 2000 have been restated on a basis comparable with the current year presentation.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

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5 Trading profit (loss) (continued)

	2001 (as restated)*			2000 (as restated)*

	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m

Trading profit (loss) before exceptional items

Turnover	6,425	–	6,425	6,415	1,333	7,748

Operating costs

Cost of sales	(4,011)	–	(4,011)	(3,945)	(1,074)	(5,019)

Distribution costs	(1,023)	–	(1,023)	(986)	(118)	(1,104)

Research and development	(151)	–	(151)	(157)	(16)	(173)

Administration and other expenses	(750)	–	(750)	(788)	(142)	(930)

	(5,935)	–	(5,935)	(5,876)	(1,350)	(7,226)

Other operating income

Royalties	4	–	4	4	1	5

Other income	42	–	42	39	11	50

	46	–	46	43	12	55

Trading profit (loss)	536	–	536	582	(5)	577

Total charge for depreciation and amortisation of goodwill included above	(246)	–	(246)	(234)	(34)	(268)

Gross profit, as defined by Companies Act 1985	2,414	–	2,414	2,470	259	2,729

Trading profit (loss) after exceptional items

Turnover	6,425	–	6,425	6,415	1,333	7,748

Operating costs

Cost of sales	(4,027)	–	(4,027)	(3,945)	(1,074)	(5,019)

Distribution costs	(1,032)	–	(1,032)	(986)	(118)	(1,104)

Research and development	(155)	–	(155)	(157)	(16)	(173)

Administration and other expenses	(864)	–	(864)	(788)	(142)	(930)

	(6,078)	–	(6,078)	(5,876)	(1,350)	(7,226)

Other operating income

Royalties	4	–	4	4	1	5

Other income	42	–	42	39	11	50

	46	–	46	43	12	55

Trading profit (loss)	393	–	393	582	(5)	577

Total charge for depreciation and amortisation of goodwill included above	(263)	–	(263)	(234)	(34)	(268)

Gross profit, as defined by Companies Act 1985	2,398	–	2,398	2,470	259	2,729

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Contents to the Accounts

notes relating to the accounts

6   Share of operating profits less losses of associates

		2002

	Continuing operations before exceptional items £m	Discontinued operations £m	Total £m

Share of operating profits less losses before interest and tax

Dividend and other income	–	–	–

Share of operating profits less losses before exceptional items	18	–	18

	18	–	18

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7 Net interest payable

Interest payable and similar charges

Group

Loan interest

Bank loans	38	–	38

Other loans	148	–	148

	186	–	186

Interest on short-term borrowings

Bank borrowings	11	–	11

Other borrowings	35	–	35

	46	–	46

	232	–	232

Amortisation of discounted provisions	10	–	10

Associates	28	–	28

Interest receivable and similar income

Group	(119)	–	(119)

Net interest payable before exceptional items	151	–	151

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

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6   Share of operating profits less losses of associates (continued)

		2001				2000

	Continuing operations before exceptional items £m	Discontinued operations £m	Total £m	Continuing operations before exceptional items £m		Discontinued operations £m	Total £m

Share of operating profits less losses before interest and tax

Dividend and other income	–	–	–	1		5	6

Share of operating profits less losses before exceptional items	57	–	57	90		4	94

	57	–	57	91		9	100

7 Net interest payable (continued)

Interest payable and similar charges

Group

Loan interest

Bank loans	28	–	28	42		1	43

Other loans	173	–	173	74		–	74

	201	–	201	116		1	117

Interest on short-term borrowings

Bank borrowings	25	–	25	27		–	27

Other borrowings	52	–	52	150		–	150

	77	–	77	177		–	177

	278	–	278	293		1	294

Amortisation of discounted provisions	10	–	10	6		–	6

Associates	67	–	67	60		–	60

Interest receivable and similar income

Group	(126)	–	(126)	(98)		–	(98)

Net interest payable before exceptional items	229	–	229	261	*	1	262	*

*	In 2000 there was exceptional interest income of £16m relating to interest received on tax repayments. The total interest charge, including exceptional items, was £246m.

notes relating to the accounts

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Contents to the Accounts

8	Taxation on profit (loss) on ordinary activities
The Group has adopted FRS No. 19 Deferred tax during the year ended 31 December 2002. Consequently the Group’s consolidated financial statements as at 31 December 2001 and 2000 have been restated.
	Continuing operations		Discontinued operations	Total
	Before exceptional items £m	Exceptional items £m	£m	£m

2002

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	9	(8)	(3)	(2)

Double taxation relief	(2)	–	–	(2)

Deferred taxation	62	–	–	62

	69	(8)	(3)	58

Overseas taxation

Overseas taxes	39	–	–	39

Deferred taxation	8	7	–	15

	47	7	–	54

Associates	(1)	–	–	(1)

Taxation on profit (loss) on ordinary activities	115	(1)	(3)	111

2001 (as restated – note 1)

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	34	(15)	(16)	3

Double taxation relief	(13)	–	–	(13)

Deferred taxation	41	9	95	145

	62	(6)	79	135

Overseas taxation

Overseas taxes	56	(22)	4	38

Deferred taxation	5	(17)	(54)	(66)

	61	(39)	(50)	(28)

Associates	(7)	(3)	–	(10)

Taxation on profit (loss) on ordinary activities	116	(48)	29	97

2000 (as restated – note 1)

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	24	(8)	(28)	(12)

Double taxation relief	(4)	–	–	(4)

Deferred taxation	(3)	8	(3)	2

	17	–	(31)	(14)

Overseas taxation

Overseas taxes	82	(5)	23	100

Deferred taxation	32	9	(45)	(4)

	114	4	(22)	96

Associates	14	–	–	14

Taxation on profit (loss) on ordinary activities	145	4	(53)	96

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2001 30%; 2000 30%).

The exceptional tax charge (credit) in 2002, 2001 and 2000 are in respect of disposal and restructuring programmes, as discussed in note 3.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

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8   Taxation on profit (loss) on ordinary activities (continued)

	2002 £m	2001 £m	2000 £m

Profit (loss) on ordinary activities before taxation is analysed as follows:

United Kingdom	80	73	(355)

Overseas	247	151	228

Associates	(10)	(19)	40

	317	205	(87)

The table below reconciles the total and current tax charge (credit) at the UK corporation tax rate to the Group’s tax on profit (loss) on ordinary activities:

		(as restated	(as restated
		note 1)	note 1)

Taxation charge (credit) at UK corporation tax rate (2002 30%; 2001 30%; 2000 30%)	95	62	(26)

Movement on provisions	26	17	83

Local taxes	6	9	(3)

Capital gains (losses) not taxable/deductible	(22)	–	26

Taxable Intra-Group dividend income	15	21	20

Depreciation permanently disallowed	5	(13)	(21)

Overseas tax rates	(13)	(3)	11

Current year tax losses not relieved	25	23	18

Prior year tax losses utilised	(10)	(9)	(8)

Goodwill amortisation	9	9	19

Other	(25)	(19)	(23)

Tax on profit (loss) on ordinary activities	111	97	96

Timing difference

Movement on provisions	33	62	71

Pension and employee liabilities	11	(3)	(10)

Depreciation	16	(29)	(25)

Other	17	49	(38)

Total timing differences	77	79	(2)

Current tax charge	34	18	98

The main factors affecting the total tax charge in future periods will be any changes to the corporation tax rates in force in the countries in which the Group operates and the mix of profits between those territories.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries and associates, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £996m at 31 December 2002 (2001 £887m; 2000 £828m). The remittance of these amounts would incur tax at substantially lower than statutory rates after giving effect to foreign tax credits.

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Contents to the Accounts

notes relating to the accounts

8 Taxation on profit (loss) on ordinary activities (continued)

Deferred taxation

Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:
	2002 £m	2001 (as restated note 1) £m

Deferred tax liabilities

UK fixed assets	38	57

Non-UK fixed assets	179	151

Prepaid pension asset	142	137

Others	188	163

	547	508

Deferred tax (assets)

Restructuring provisions	(13)	(37)

Pensions	(74)	(66)

Employee liabilities	(60)	(81)

Business provisions	(35)	(45)

Stock valuation	(4)	(7)

Provisions on disposal of businesses	(91)	(95)

Losses	(140)	(70)

Intangibles	(57)	(22)

Other	(26)	(83)

	(500)	(506)

Less valuation allowances	93	89

	(407)	(417)

Deferred tax accounted for at the balance sheet date	140	91

Analysed as:

Current	92	(60)

Non-current	48	151

	140	91

Deferred tax assets of £93m (2001 £89m) at 31 December 2002 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions. Deferred tax assets on operating losses of £140m (2001 £70m) less a valuation allowance of £73m (2001 £58m) are carried forward and available to reduce future taxable income of certain subsidiaries in a number of foreign jurisdictions. £3m of these deferred tax assets on operating losses, net of valuation allowance, have expiration dates through to 2005 and £64m can be carried forward indefinitely.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 42.

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Contents to the Accounts

9  Dividends

	2002	2001 (as restated)	2000 (as restated)	2002 £m	2001 £m	2000 £m
	Pence per £1 Ordinary Share

Interim, paid 4 October 2002	3.00	5.19	10.38	36	45	90

Second interim, payable on 22 April 2003	4.50	8.09	16.18	52	71	142

	7.50	13.28	26.56	88	116	232

Comparative figures have been restated for the Company Rights Issue which closed on 20 March 2002.

Impkemix Trustees Limited, a wholly owned subsidiary which acts as a trustee for Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS holders.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

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10   Earnings (loss) per £1 Ordinary Share

	Continuing operations £m	Discontinued operations £m	Total £m

2002

Net profit (loss) for the financial year before exceptional items	227	–	227

Exceptional items after tax and minorities	(61)	13	(48)

Net profit (loss) for the financial year	166	13	179

	million	million	million

Weighted average Ordinary Shares in issue during year	1,123	1,123	1,123

Weighted average shares held by Group’ s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,114	1,114	1,114

Dilutive effect of share options	2	2	2

Diluted weighted average Ordinary Shares	1,116	1,116	1,116

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	20.4	–	20.4

after exceptional items	14.9	1.2	16.1

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	20.3	–	20.3

after exceptional items	14.8	1.2	16.0

2001 (as restated – note 1)	£m	£m	£m

Net profit (loss) for the financial year before exceptional items	222	–	222

Exceptional items after tax and minorities	(131)	(11)	(142)

Net profit (loss) for the financial year	91	(11)	80

	million	million	million

Weighted average Ordinary Shares in issue during year	876	876	876

Weighted average shares held by Group’ s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	869	869	869

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	869	869	869

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	10.5	(1.3)	9.2

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	10.5	(1.3)	9.2

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Contents to the Accounts

notes relating to the accounts

10  Earnings (loss) per £1 Ordinary Share (continued)

	Continuing operations £m	Discontinued operations £m	Total £m

2000 (as restated – note 1)

Net profit (loss) for the financial year before exceptional items	243	6	249

Exceptional items after tax and minorities	24	(480)	(456)

Net profit (loss) for the financial year	267	(474)	(207)

	million	million	million

Weighted average Ordinary Shares in issue during year	876	876	876

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	869	869	869

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	869	869	869

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	28.0	0.7	28.7

after exceptional items	30.7	(54.5)	(23.8)

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	28.0	0.7	28.7

after exceptional items	30.7	(54.5)	(23.8)

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option scheme for employees (note 23). Earnings per £1 Ordinary Share before exceptional items have been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

On 4 February 2002, the Company announced a Rights Issue and, following approval of the required resolutions at the subsequent Extraordinary General Meeting, 463m new Ordinary Shares were issued at 180p per share on the basis of 7 new Ordinary Shares for every 11 existing Ordinary Shares.

The actual cum rights price on 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an Ordinary Share was therefore 265p per share. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001 and 2000, after adjusting for deferred tax (see note 1) in order to adjust for the bonus issue within the Rights Issue.

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11 Intangible fixed assets – goodwill

£m

Group

Cost

At beginning of year	743

Acquisitions	13

Disposals	(4)

Exchange adjustments	(15)

At end of year	737

Amortisation

At beginning of year	130

Charge for year	37

Disposals	(1)

Exchange adjustments	(3)

At end of year	163

Net book value at end 2002	574

Net book value at end 2001	613

Substantially all of the Group’s goodwill arose on the purchase of Acheson Industries Inc. and of the European Home Improvement business of Williams Plc in 1998. The Directors estimate that the useful economic life of this goodwill is at least 20 years and it is amortised over 20 years in accordance with FRS 10.

ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

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12 Tangible fixed assets

	Land and buildings	Plant and equipment	Payments on account and assets in course of construction	Total
	£m	£m	£m	£m

Group

Cost

At beginning of year	939	2,441	170	3,550

New subsidiary undertakings	–	3	1	4

Capital expenditure	–	–	215	215

Transfers of assets into use	24	218	(242)	–

Exchange adjustments	(62)	(186)	(3)	(251)

Disposals and other movements	4	(209)	(11)	(216)

At end of year	905	2,267	130	3,302

Depreciation

At beginning of year	212	1,152		1,364

Charge for year	29	167		196

Exchange adjustments	(18)	(99)		(117)

Disposals and other movements	19	(121)		(102)

At end of year	242	1,099		1,341

Net book value at end 2002	663	1,168	130	1,961

Net book value at end 2001	727	1,289	170	2,186

Capital expenditure in the year includes capitalised finance leases of £4m; creditors for capital work done but not paid for decreased by £8m; the resulting cash expenditure on tangible fixed assets was £219m.

The net book value of the tangible fixed assets of the Group includes capitalised finance leases of £7m (2001 £6m) comprising cost of £9m (2001 £8m) less depreciation of £2m (2001 £2m). The depreciation charge for the year in respect of capitalised leases was £1m (2001 £1m) and finance charges were £nil (2001 £nil).

Included in land and buildings is £135m (2001 £146m) in respect of the cost of land which is not subject to depreciation.

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notes relating to the accounts

12   Tangible fixed assets (continued)

	Land and buildings £m	Plant and equipment £m	Payments on account and assets in course of construction £m	Total £m

Company

Cost

At beginning of year	20	163	17	200

Capital expenditure			24	24

Transfers of assets into use	16	14	(30)	–

Disposals and other movements	(1)	(4)		(5)

At end of year	35	173	11	219

Depreciation

At beginning of year	12	119	–	131

Charge for year	1	13	–	14

Disposals and other movements	–	(4)	–	(4)

At end of year	13	128	–	141

Net book value at end 2002	22	45	11	78

Net book value at end 2001	8	44	17	69

	Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

The net book value of land and buildings comprises:

Freeholds	624	694	8	8

Long leases (over 50 years unexpired)	18	26	–	–

Short leases	21	7	14	–

	663	727	22	8

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13   Investments in subsidiary undertakings

	Shares £m	Loans £m	Total £m

Cost

At beginning of year	7,874	1,654	9,528

New investments/new loans	755	4,614	5,369

Disposals/loans repaid	(2,909)	(361)	(3,270)

Exchange adjustments	(10)	(185)	(195)

At end of year	5,710	5,722	11,432

Provisions

At beginning of year	(455)	(1)	(456)

Exchange adjustments	4	–	4

Additions	(28)	–	(28)

Disposals/loans repaid	405	–	405

At end of year	(74)	(1)	(75)

Balance sheet value at end 2002	5,636	5,721	11,357

Balance sheet value at end 2001	7,419	1,653	9,072

	2002 £m	2001 £m

Shares in subsidiary undertakings which are listed investments

Balance sheet value	4	4

Market value	32	19

The Company’s investment in its subsidiary undertakings, which is eliminated in the Group consolidation, consists of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 115.

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14   Investments in participating and other interests

			Associates		Other investments				Total

		Equity accounted shares £m	Non equity accounted shares £m	Loans £m	Own* shares £m	Other shares £m	Loans £m		£m

Group

Cost

At beginning of year		35	1	210	52	17	61		376

Additions		4	–	13	7	2	38		64

Disposals and other movements†		(35)	–	(221)	(1)	–	–		(257)

Exchange adjustments		1	–	(2)	–	(1)	–		(2)

At end of year		5	1	–	58	18	99		181

Share of post-acquisition reserves less losses

At beginning of year		22							22

Retained profits less losses		(13)							(13)

Disposals and other movements†		2							2

Exchange adjustments		–							–

At end of year		11							11

Provisions

At beginning of year		–	(1)	–	(22)	(1)	–		(24)

Additions		–	–	–	–	–	(99)	ø	(99)

Disposals		–	–	–	–	–	–		–

Exchange adjustments		–	–	–	–	–	–		–

At end of year		–	(1)	–	(22)	(1)	(99)		(123)

Balance sheet value at end 2002		16	–	–	36	17	–		69

Balance sheet value at end 2001		57	–	210	30	16	61		374

The above investments included:

2002

Listed investments	– balance sheet value				36	–			36

	– market value				23	–			23

2001

Listed investments	– balance sheet value				30	–			30

	– market value				23	–			23

*	“Own shares” relate to 9.8m (2001 6.1m) shares of the Company held by Imperial Chemical Industries PLC Employee Benefits Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 23. A provision has been made to write-down these shares to estimated net realisable value having regard to the period over which the options are exercisable.

ø	The write-down of investments relates to the Group’s loans to its investment, Ineos Chlor (see note 3).

†	Disposals and other movements relate to the sale of ICI’s interests in Huntsman International Holdings LLC (see note 17) and the write down of the equity accounted shares and loans in Irish Fertilizer Industries Ltd.

The fair values of unlisted investments (other shares) are not materially different from their carrying values.

The Group’s principal associate at 31 December 2002 is:

	Issued share and loan capital at date of latest available audited accounts		Held by a subsidiary of ICI %	Principal activities
	Class of capital	£m

IC Insurance Ltd	Ordinary	20	49	Insurance and reinsurance underwriting

IC Insurance Ltd is incorporated in England and its principal operations are carried out in the UK.

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notes relating to the accounts

14   Investments in participating and other interests (continued)

	Loans	Other shares	Total
	£m	£m	£m

Company

Cost

At the beginning of year	57	2	59

Additions	40		40

Disposals	(31)		(31)

Exchange adjustments	1		1

At end of year	67	2	69

Provisions

At the beginning of year	–	(1)	(1)

Additions	(67)		(67)

Disposals			–

Exchange adjustments			–

At end of year	(67)	(1)	(68)

Balance sheet value at end 2002	–	1	1

Balance sheet value at end 2001	57	1	58

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15 Stocks
	Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Raw materials and consumables	218	261	6	6

Stocks in process	21	28	1	1

Finished goods and goods for resale	412	464	22	22

	651	753	29	29

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Contents to the Accounts

16 Debtors

	Group		Non-operating debtors included in Group		Company

	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m

Amounts due within one year

Trade debtors	877	985			14	14

Less: amounts set aside for doubtful accounts	(48)	(67)			–	–

	829	918			14	14

Amounts owed by subsidiary undertakings					2,310	3,607

Prepaid pension costs	15	15			–	–

Taxation recoverable	68	108	68	108	–	–

Other prepayments and accrued income	93	145	31	72	33	46

Other debtors	145	175	2	35	5	6

	1,150	1,361	101	215	2,362	3,673

Amounts due after more than one year

Prepaid pension costs	510	495	–	–	327	312

Other debtors	35	57	9	2	–	–

	545	552	9	2	327	312

	1,695	1,913	110	217	2,689	3,985

Trade debtors include amounts which have been securitised with a financial institution. An amount of £95m (2001 £97m) is included within the current instalment of loans as the Group retains the risks in relation to this amount. Accordingly the financial institution has rights over amounts included within trade debtors of £192m at 31 December 2002 (2001 £200m) (up to a maximum of its loan).

Under US GAAP, the amounts due after more than one year would be shown as non-current.

notes relating to the accounts

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17 Current asset investments and short-term deposits

	Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Listed investments	–	–	–	–

Unlisted investments and short-term deposits	285	159	–	–

	285	159	–	–

Included in cash and cash equivalents	158	135	–	–

Market value of listed investments	–	–	–	–

Included in unlisted investments and short-term deposits and cash are amounts totalling £109m (2001 £104m) held by the Group’s insurance subsidiaries. In 2002 £30m (2001 £38m) was readily available for the general purposes of the Group. Also included in 2002 is an amount of £125m (2001 £nil) in relation to the sale of ICI’s interests in Huntsman International Holdings LLC (see below).

The management of current asset investments is discussed in note 38.

Huntsman International Holdings LLC

Under the terms of a Sale and Purchase Agreement dated 14 June 2002, ICI agreed to sell its interests in Huntsman International Holdings LLC (“HIH”), which comprise (1) a holding of subordinated loan notes in HIH (“HIH Notes”) and (2) ICI Alta Inc., the wholly owned subsidiary of the Company which holds ICI’s 30% equity interest in HIH and ICI’s rights under the option Agreement with Huntsman Specialty Chemicals Corporation (“HSCC”) dated 2 November 2000 (the “Option Agreement”), as amended 20 December 2001, to CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.). The aggregate purchase price is $440m (£283m). Of this amount, $160m (£109m) has been received. The remaining $280m (£174m) (with an amount equivalent to interest from 15 May 2002 to the date of payment) will be payable on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. As security for a portion of the outstanding purchase price, the HIH Notes have been pledged back to ICI, otherwise the agreement is effectively without recourse to Matlin Patterson Global Opportunities Partners L.P. This pledge will be released when ICI has received in aggregate at least $260m of the total purchase price. When ICI has received at least $350m of the total purchase price, ICI will release ICI Alta’s existing pledge over 21% of the 30% equity interest in HIH pledged to ICI by HSCC and reduce the amount due from HSCC to ICI Alta under the Option Agreement by approximately 50%. If no installment payments are made, the Option Agreement will remain in place on its existing terms. The sale of ICI Alta (and the indirect transfer of ICI’s 30% equity interest in HIH) is permitted by the Option Agreement; however, due to separate constraints on members of HIH transferring any interests in HIH to third parties, the purchaser may be obligated to obtain the written consent of HSCC prior to transfer of ownership of ICI Alta.

Ownership of the HIH Notes has been transferred, subject to the pledge arrangements above, and ownership of ICI Alta will be transferred when the full purchase price has been received. The HIH Notes have been accounted for as sold, with some of the purchase price outstanding, and the equity interest in HIH accounted for as an investment rather than an associate undertaking. As the transaction has not been completed the estimated net overall gain of approximately £55m has not been recognised. The outstanding purchase price on the HIH Notes of $100m (£62m) and the loss on the HIH Notes of approximately £40m, together with the equity interest in HIH (£23m) are held in the Group balance sheet as current asset investments until such time as the total purchase price of $440m (£283m) has been received in full. At that date, the overall profit on the transaction will be recorded. Although not expected at this time, a failure by Matlin Patterson Global Opportunities Partners L.P. to complete all aspects of the Sale and Purchase Agreement, would require the Group to review and amend the above accounting treatment in the light of the circumstances then prevailing.

In general, HIH is required to make certain distributions in respect of taxes payable by its members (“tax distributions”), and may make other distributions upon approval of a majority of its board of directors, subject to two restrictions. First, under Delaware law, HIH may not make a distribution to its members if, after such distribution, HIH’s liabilities would exceed the fair value of its assets. Second, with certain exceptions (including for tax distributions), the terms of HIH’s outstanding indebtedness (which mature in 2009) generally prohibit HIH from making any distributions or payments on or with respect to HIH’s equity while such indebtedness is outstanding.

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Contents to the Accounts

18 Short-term borrowings

	Group		Company		Average interest rate – Group*

	2002 £m	2001 £m	2002 £m	2001 £m	2002%	2001%

Bank borrowings

Secured

by floating charge	5	13	–	–

Unsecured	38	54	–	–

	43	67	–	–	4.7	5.7

Other borrowings (unsecured)	183	351	–	–	3.5	3.5

	226	418	–	–

Maximum short-term borrowings outstanding during year	1,021	878	–	–

*   Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

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19 Other creditors

	Group		Non-operating creditors included in Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Amounts due within one year

Trade creditors	754	804			66	53

Amounts owed to subsidiary undertakings					7,433	8,096

Corporate taxation	298	327	298	327	158	189

Value added and payroll taxes and social security	25	17			–	–

Dividends to Ordinary Shareholders	52	71	52	71	52	71

Environmental liabilities	2	3	–	–	–	–

Accruals	278	365	65	129	28	19

Other creditors*	283	346	14	20	31	30

	1,692	1,933	429	547	7,768	8,458

Amounts due after more than one year

Corporate taxation	2	2			–	–

Amounts owed to subsidiary undertakings					1,573	879

Environmental liabilities	1	5			–	4

Pension liabilities	9	11			–	–

Other creditors*	20	31			–	1

	32	49			1,573	884

*   Includes obligations under finance leases (note 35).

Under US GAAP, provisions for liabilities and charges (note 21) would be shown under other creditors – amounts due after more than one year.

notes relating to the accounts

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Contents to the Accounts

20 Loans

			Group		Company

		Repayment	2002	2001	2002	2001
		dates	£m	£m	£m	£m

Secured loans

US dollars		2003	98	106

Other currencies		2003/2006	72	103

Total secured			170	209

Secured by fixed charge	– bank loans		17	77

	– other		1	28

Secured by floating charge	– bank loans		132	104

	– other		20	–

Unsecured loans

Sterling

9 3/4% and 10% Bonds		2003/2005	200	200	200	200

7.625% Bonds		2007	298	298

6.375% to 6.52% medium-term notes		2003	130	130	130	130

3.649% to 5.054% short-term notes		2003	100	400

Variable rate medium-term notes		2003	16	16	16	16

Others		2003	10	27	–	10

			754	1,071	346	356

US dollars

8 7/8% Debentures		2006	155	173

8.9% medium-term notes		2002	–	10

7 1/2% Notes		2002	–	138

6 3/4% Notes		2002	–	173

6 19/20% Notes		2004	466	518

7 1/20% Notes		2007	155	173

6 3/4% Bonds		2002	–	345

Variable rate medium-term notes		2003/2010	44	49	44	49

Others		2003/2008	56	67

			876	1,646	44	49

Other currencies		2003/2012	48	37	16	15

Total unsecured			1,678	2,754	406	420

Total loans – before financial derivatives (see table on page 81)			1,848	2,963	406	420

Financial derivatives			15	(8)	–	1

Total loans – after financial derivatives (see table on page 81)			1,863	2,955	406	421

The secured debt referred to in this note and the secured short-term borrowings referred to in note 18 were secured by property, plant and other assets with a net book value at 31 December 2002 of £193m.

An analysis reflecting the effects of financial instruments on the Group’s financial liabilities at 31 December 2002 is set out in note 38.

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20 Loans (continued)

Effects of financial derivatives

The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2002.

	Before financial derivatives	After financial derivatives
	£m	£m

Sterling	754	297

US Dollar	974	1,136

Euro and Euro related currencies	22	147

Japanese Yen	24	161

Others	74	122

	1,848	1,863

Fixed rate loans	1,676	886

Floating rate loans	172	977

	1,848	1,863

	Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Loan maturities

Bank loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	8	12	–	–

From 2 to 5 years	144	126	100	100

From 1 to 2 years	19	138	–	100

Total due after more than one year	171	276	100	200

Total due within one year	236	176	100	–

	407	452	200	200

Other loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	36	503	31	35

From 2 to 5 years	648	734	5	5

From 1 to 2 years	508	192	–	180

Total due after more than one year	1,192	1,429	36	220

Total due within one year	264	1,074	170	1

	1,456	2,503	206	221

Total loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	44	515	31	35

From 4 to 5 years	470	187	–	–

From 3 to 4 years	187	120	–	105

From 2 to 3 years	135	553	105	–

From 1 to 2 years	527	330	–	280

Total due after more than one year	1,363	1,705	136	420

Total due within one year	500	1,250	270	1

Total loans	1,863	2,955	406	421

Aggregate amount of loans any installment of which falls due after 5 years	98	569	31	35

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notes relating to the accounts

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Contents to the Accounts

21	Provisions for liabilities and charges
	Deferred taxation	Pensions (note 37)	Employee benefits	Environmental provisions	Disposal provisions (note 22)	Restructuring provisions (note 22)	Other provisions	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Group

At the beginning of 2002 – as previously reported	10	179	233	43	501	140	70	1,176

Prior year adjustments*	81	–	–	–	–	–	–	81

At beginning of 2002 – as restated	91	179	233	43	501	140	70	1,257

Profit and loss account	77	23	12	–	73	–	–	185

Increase due to effluxion of time					10			10

Net amounts paid or becoming payable	–	(54)	(13)	(5)	(127)	(66)	(9)	(274)

Movements due to acquisitions and disposals	(1)	(3)	(3)	–	–	–	–	(7)

Exchange and other movements	(27)	3	(24)	2	1	(10)	5	(50)

At end of 2002	140	148	205	40	458	64	66	1,121

Company

At the beginning of 2002 – as previously reported	53	–	–	–	115	11	14	193

Prior year adjustments*	1	–	–	–	–	–	–	1

At beginning of 2002 – as restated	54	–	–	–	115	11	14	194

Profit and loss account	66	–	–	–	3	–	1	70

Net amounts paid or becoming payable	–	–	–	–	(28)	(4)	(1)	(33)

Movements due to acquisitions and disposals	–	–	–	–	–	–	–	–

Exchange and other movements	(62)	–	–	–	(3)	–	5	(60)

At end of 2002	58	–	–	–	87	7	19	171

*	The prior year adjustment relates to the Group’s adoption of FRS No. 19 Deferred Tax (note 1).

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 19).

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Contents to the Accounts

22	Disposal and restructuring provisions
	Disposal provisions			Restructuring provisions

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

At beginning of year	501	766	605	144	127	237

Exceptional items before tax

Rationalisation of operations (note 3)	–	–	–	–	143	–

Fundamental reorganisation costs (note 3)	–	–	–	–	–	14

Profit and loss account	73	3	489	–	–	–

Asset write-offs	–	–	(133)	–	(17)	–

Amounts paid	(127)	(282)	(200)	(67)	(79)	(112)

Movements due to acquisitions and disposals	–	–	–	–	(21)	–

Exchange and other adjustments	11	14	5	(13)	(9)	(12)

At end of year	458	501	766	64	144	127

Reported as

Provisions	458	501	766	64	140	119

Creditors	–	–	–	–	4	8

	458	501	766	64	144	127

Comprising

Severance costs	33	51	141	42	82	67

Other	425	450	625	22	62	60

	458	501	766	64	144	127

Disposal provisions
ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy, the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2000

(i)   Polyurethanes, Tioxide and selected Petrochemicals businesses

In June 1999 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses (aromatics, hydrogen and North Tees Logistics businesses, together with the Olefines supply business) to Huntsman International Holdings LLC. Total provisions charged were £312m mainly in respect of termination costs (£38m) for 360 employees, pension costs relating to employees transferring to the purchaser (£35m), transaction costs (£42m), separation costs (£23m), IT related costs (£26m), site clearance costs (£13m), asset write-downs (£13m) and long-term residual costs (£91m). During 2002, revisions were made to the estimated costs of this disposal resulting in £2m being released as an exceptional profit, and £9m being created in relation to the rehabilitation of a site in Tasmania. At 31 December 2002, £114m remained to be spent principally relating to the cost of long-term employee benefits (£13m), site clearance costs (£6m), IT related costs (£4m), transaction and related legal costs (£3m), and long-term residual costs (£65m). With the exception of the long-term residual costs and long-term employee benefits, the majority of the provisions are expected to be substantially utilised by the end of 2003.

(ii)   Other disposals

Other significant disposals prior to 2000, where provisions remain, include the Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertilizer business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymer business, Ethylene Oxide and the Methylamines and derivatives business.

Disposal provisions of £830m were made for these disposals. During 2002, revisions were made to the estimated costs of these disposals resulting in £9m being released as an exceptional profit. At 31 December 2002, provisions remaining to be spent were £141m, including termination costs (£24m) where some 101 jobs are still to be terminated, environmental and site clearance costs (£31m), separation costs (£16m) and long-term residual costs (£52m). With the exception of the environmental, site clearance and long-term residual costs, the majority of the provisions are expected to be utilised by the end of 2003.

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notes relating to the accounts

22	Disposal and restructuring provisions (continued)

2000

(i) Chlor-Chemicals, Klea and Crosfield businesses

The Group announced the divestment of its Chlor-Chemicals, Klea and Crosfield businesses in December 2000 and completed the divestment in January 2001 (see note 40). The total pre-tax loss for the divestment was £503m, recorded as a fixed asset write-down of £133m, goodwill of £41m charged as a loss and £329m as a provision for the anticipated loss. Included in the calculation of the anticipated loss were disposal provisions of £305m. These provisions include long-term residual costs (£121m), pension transfer costs (£55m), termination costs (£39m) relating to 230 employees, transition and separation costs (£33m), transaction costs (£17m) and environmental costs (£15m). During 2002, revisions were made to the estimated costs of this disposal resulting in £6m being released as an exceptional profit. At 31 December 2002, £150m remained to be spent principally on transition and separation costs (£4m), pension costs relating to employees transferring to the purchaser (£8m), termination costs (£8m) relating to some 37 employees, and long-term residual costs (£129m). With the exception of the long-term residual costs these provisions are expected to be substantially utilised by the end of 2003.

(ii) Other disposals

The Group also divested some smaller businesses including its 50% interest in Phillips-Imperial Petroleum and its Methanol business. Provisions of £37m were raised for these disposals including termination costs (£9m) for 73 employees. At 31 December 2002, £10m remained to be spent principally on long-term costs (£6m). The provisions are expected to be substantially utilised by the end of 2003.

2001

The principal disposal in 2001 was the Group’s Eutech engineering consultancy subsidiary. During 2002, revisions were made to the estimated costs of this disposal resulting in £2m being released as an exceptional profit. The remainder of the provisions were utilised in 2002.

2002

(i) Synetix

The Group completed the sale of its catalyst business, Synetix, outside India in November 2002 and in India in December 2002. Provisions charged were £46m, mainly in respect of transition and separation costs (£19m), pension costs relating to employees transferring to the purchaser (£14m), termination costs (£2m) relating to 31 employees, transaction costs (£7m) and environmental costs (£2m). At 31 December 2002, £30m remained to be spent including separation costs (£6m) and pension costs transferring to the purchaser (£6m). The majority of the provisions are expected to be utilised over the next two years.

(ii) Other disposals

The Group also divested some smaller businesses including the 51% owned pharmaceutical business of ICI India, its Security Systems business and the UK Nitrocellulose and Energetic Technologies businesses. In addition, IFI, the Irish Fertilizer business in which the Group has a 49% interest ceased trading. Provisions of £37m were raised for these transactions, mainly in respect of separation costs (£14m), costs relating to employees transferring to the purchaser (£13m) and transaction related costs (£5m). At 31 December 2002, £13m remained to be spent including termination costs (£1m) for 16 people, separation costs (£4m), and transaction related costs (£4m). The majority of the provisions are expected to be utilised over the next two years.

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22	Disposal and restructuring provisions (continued)

Restructuring provisions

Prior to 2000

In 1999 the Group undertook a series of restructuring actions across its portfolio, affecting the following segments: National Starch, Quest, Paints, Discontinued businesses, and reorganisation of the Corporate Centre.

The total exceptional provisions before tax of £172m for these restructuring programmes was charged against 1999 profits. The total included £80m related to termination of 1,030 employees, £31m to asset write-downs and £61m for other costs. During 2002, revisions were made to these provisions resulting in £3m being released as an exceptional profit. At 31 December 2002, £22m of these provisions remained to be spent, including £9m relating to the termination of some 72 employees. The provisions are expected to be substantially utilised by the end of 2003.

2000

The £14m restructuring charge in 2000 relates to additional restructuring of the Group’s Corporate Centre announced in 1999. At 31 December 2002, £1m of these provisions remained unspent. These provisions are expected to be utilised in 2003.

2001

In 2001 the Group undertook a series of restructuring actions in the following business segments:

(i) National Starch – staff reductions and the closure and sale of several sites in the USA, Europe and Asia Pacific. Most of the restructuring relates to the Specialty Polymers and Adhesives business groups in North America and Europe.

(ii) Quest – upgrading of business systems, processes and capabilities and the rationalisation of manufacturing sites, together with the streamlining of management and support services.

(iii) Performance Specialties – programmes to improve cost effectiveness in Uniqema Europe including the harmonisation of business processes and systems.

(iv) Paints – restructuring the North American decorative business including the closure of a manufacturing facility and the closure of loss making stores.

The total exceptional charge before tax for these restructuring programmes was £143m, which has been charged against 2001 profits. The total included £78m relating to the termination of some 1,300 employees, £17m for asset write-downs and £48m for other costs. During 2002, revisions were made to the estimated costs of this programme resulting in £3m being charged as an exceptional loss. At 31 December 2002, £41m remained to be spent including £33m relating to termination of some 340 employees. The majority of the provisions are expected to be substantially utilised by the end of 2003.

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Contents to the Accounts

notes relating to the accounts

23  Called-up share capital of parent company

	Authorised	Allotted, called-up and fully paid
Ordinary Shares of £1 each	£m	£m

At beginning of 2000	850	728

Employee share option schemes – options exercised		–

At end of 2000	850	728

Employee share option schemes – options exercised		–

At end of 2001	850	728

Rights Issue		463

Increase in authorised share capital	550

Employee share option schemes – options exercised		–

At end of 2002	1,400	1,191

Rights Issue
ICI’s rights issue closed on 20 March 2002. A total of 463m Ordinary Shares of £1 each were issued at 180p per share in a 7 for 11 rights issue. Of the total £807m raised net of £27m expenses, £463m was credited to share capital and £344m to the share premium account.

Authorised share capital
Authorised share capital was increased at the Extraordinary General Meeting on 25 February 2002.

Employees’ share option schemes and other share based plans
ICI granted share options and other market based units to Executive Directors, senior executives and certain key employees under four main plans: the Performance Growth Plan and other share based plans, the Share Option Scheme (Senior Staff Scheme), the Bonus Conversion Plan (which operated for the last time in respect of the 1999 performance year) and the Stock Appreciation Rights Plan (SARP). These schemes are described on pages 39 to 43. The Company also operates a savings related share option scheme (UK – Sharesave) for all UK employees meeting minimum service requirements. Following ICI’s rights issue in 2002, the numbers of shares under option as at 1 January 2002 and their exercise prices were adjusted for the impact of the Rights Issue using adjusted factors determined by the Remuneration Committee of the Board. The option prices under these schemes were reduced by a factor of approximately 0.830 and the number of shares under option was increased, by a factor of approximately 1.204 calculated using the standard theoretical ex-rights price (“TERP”) adjustment to preserve the aggregate exercise price. The narrative and tables below set out the adjusted amounts.

At 31 December 2002 the maximum number of ordinary share equivalents which could be awarded under the Performance Growth Plan was 2,471,791 (2001 1,496,648). The maximum number awarded in 2002 was 1,151,150, with lapses during the year of 176,007 (2001 50,382). 1,072,385 (2001 650,235) would be awarded for achieving median TSR/on target Economic Profit performance.

The prices at which options are granted under the Senior Staff Scheme must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the five business days immediately preceding the date on which the option is offered. Options under this scheme expire after 10 years. Grants under the SARP are made on the same terms as the Senior Staff Scheme. On exercise the participant receives the gain payable in American Depositary Shares – ADSs (for grants prior to 1998 paid two-thirds in cash and one-third in ADSs).

At 31 December 2002 there were 572,885 shares outstanding representing the matched shares under the Bonus Conversion Plan to be delivered as the Company’s Ordinary Shares or in the form of ADSs.

The Group has acquired, or is committed to acquire under forward contracts, 36.2m shares or ADSs to hedge its obligations under the Senior Staff Scheme, the Performance Growth Plan, the Stock Appreciation Rights Plan and the Bonus Conversion Plan. 9.8m shares have been purchased in the market by a trust (see note 14). In addition, the trust has entered into forward commitments to purchase 26.4m shares at a weighted average cost of £4.61 per share (total commitment £122m) in the period 2003 to 2005, these forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2002, no collateral deposits had been made. These shares are intended to satisfy requirements for share options exercisable in the period 2003 to 2012.

Under the UK – Sharesave Scheme the price at which options are granted must not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options is made. The total purchase cost in respect of options granted under the UK – Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee. The maximum number of shares made available under this scheme for issue under option during a 10 year period is 5% of the Company’s Ordinary Share Capital in issue on 21 March 1994.

Options granted to Directors are shown in the Remuneration report on pages 42 and 43.

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23	Called-up share capital of parent company (continued)

a)	Transactions on Option Schemes
	Senior Staff Scheme		UK – Sharesave		SARP
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options in ADSs	Weighted average exercise price
	000		£000		£000	$

Outstanding

At beginning of 2000	10,968	6.28	14,406	4.73	1,086	40.65

Granted	4,259	4.23	3,582	3.04	745	26.90

Exercised	–	–	(265)	4.96	(18)	28.80

Cancelled	(559)	5.97	(5,239)	4.91	(23)	47.43

At beginning of 2001	14,668	5.70	12,484	4.17	1,790	34.92

Granted	5,632	4.25	6,071	2.37	929	24.79

Exercised	–	–	(57)	3.27	–	–

Cancelled	(1,858)	6.24	(6,463)	4.37	(201)	42.08

At beginning of 2002	18,442	5.20	12,035	3.16	2,518	30.61

Granted	6,272	2.84	3,854	2.07	1,079	16.19

Exercised	–	–	(12)	2.68	–	–

Cancelled	(2,311)	5.82	(3,630)	3.48	(70)	39.56

At end of 2002	22,403	4.48	12,247	2.72	3,527	26.02

Number of options exercisable at:

31 December 2000	2,674	6.20	–	–	337	46.98

31 December 2001	5,035	7.04	439	3.94	485	47.50

31 December 2002	7,795	5.91	944	3.13	1,048	36.59

b)	Summary of share options outstanding at 31 December 2002

	Total options outstanding at 31 December 2002			Exercisable options at 31 December 2002

	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £10	21,005	7.57	4.11	6,397	5.00

£10 – £20	1,398	5.50	10.08	1,398	10.08

	22,403		4.48	7,795	5.91

UK – Sharesave

£0 – £10	12,247	3.53	2.72	944	3.13

£10 – £20	–	–	–	–	–

	12,247		2.72	944	3.13

SARP (ADSs)

$0 – $20	1,079	9.17	16.19	9	16.18

$20 –$40	2,175	7.36	26.69	766	28.63

$40 –$60	116	4.16	51.62	116	51.62

$60 –$80	157	5.42	65.49	157	65.49

	3,527		26.02	1,048	36.59

At 31 December 2002 there were options outstanding in respect of 34.7m (2001 30.5m) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2003 to 2012 (2001: 2002 to 2011) at subscription prices of £2.07 to £10.08 (2001 £2.37 to £10.08). Movements in the number of shares under option during 2002 comprised new options 10.1m, options exercised 0.01m, and options lapsed or waived 5.9m. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.01m (2001 0.05m; 2000 0.2m). The weighted average subscription price of options outstanding at 31 December 2002 was £3.86.

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notes relating to the accounts

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Contents to the Accounts

24	Reserves

	Share premium account	Retained earnings			Total
		Associates	Profit and loss account	Total
	£m	£m	£m	£m	£m

Group

Reserves attributable to parent company shareholders

At beginning of 2000 – as previously reported	588	26	(1,098)	(1,072)	(484)

Prior year adjustment			(42)	(42)	(42)

As restated†	588	26	(1,140)	(1,114)	(526)

Net profit (loss) for the financial year	–	(11)	(196)	(207)	(207)

Dividends (note 9)			(232)	(232)	(232)

Transfer of goodwill on disposals			41	41	41

Amounts taken direct to reserves

Share premiums – share option schemes	1				1

Exchange adjustments	–	(1)	(53)	(54)	(54)

	1	(1)	(53)	(54)	(53)

At beginning of 2001†	589	14	(1,580)	(1,566)	(977)

Net profit (loss) for the financial year	–	8	72	80	80

Dividends (note 9)			(116)	(116)	(116)

Transfer of goodwill on disposals			(8)	(8)	(8)

Amounts taken direct to reserves

Share premiums – share option schemes	–				–

Exchange adjustments	–	–	(71)	(71)	(71)

	–	–	(71)	(71)	(71)

At beginning of 2002†	589	22	(1,703)	(1,681)	(1,092)

Net profit (loss) for the financial year	–	(13)	192	179	179

Dividends (note 9)			(88)	(88)	(88)

Transfer of goodwill			22	22	22

Movement in reserves		2	(2)

Amounts taken direct to reserves

Share premiums – Rights Issue	344				344

Exchange adjustments	–	–	(57)	(57)	(57)

	344	–	(57)	(57)	287

At end of 2002	933	11	(1,636)	(1,625)	(692)

† The prior periods have been restated for the adoption of FRS No. 19 Deferred Taxation. This has resulted in a decrease in shareholders’ funds at 31 December 2001 of £81m (31 December 2000 – decrease £33m, 31 December 1999 – decrease £42m).

At the end of 2002, the cumulative goodwill offset against profit and loss account amounted to £4,027m (2001 £4,049m; 2000 £4,041m). The transfer of goodwill in 2001 relates to adjustments to the purchase price of the 1997 acquisitions. Included in this figure was negative goodwill the cumulative amount of which at 31 December 2002 was £1m (2001 £1m; 2000 £1m).

In the Group accounts, £157m of net exchange gains on foreign currency loans (2001 gains £8m; 2000 losses £128m) have been offset in reserves against exchange losses (2001 losses; 2000 gains) on the net investment in overseas subsidiaries and associates.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above statement of Group reserves. US GAAP – SFAS No.52, Foreign Currency Translation, requires the separate disclosure of the cumulative amount of the foreign currency translation effects on shareholders’ funds, as follows:

	2002	2001 (as restated – note 1)	2000 (as restated – note 1)
	£m	£m	£m

At beginning of year	(402)	(331)	(277)

Exchange adjustments	(57)	(71)	(54)

At end of year	(459)	(402)	(331)

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary undertakings or associates except as regards Huntsman International Holdings LLC, see note 17; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of associates at equity accounted value.

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Contents to the Accounts

24	Reserves (continued)

The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purpose of calculating the basis of the borrowing limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £2,970m at 31 December 2002 (2001 (restated – note 1) £2,693m; 2000 (restated – note 1) £2,680m).

	Share premium account	Profit and loss account	2002 Total	2001 Total †
	£m	£m	£m	£m

Company

Reserves

At beginning of year – as previously reported				2,859

Prior year adjustment (note 1)				47

As restated	589	1,952	2,541	2,906

Net profit (loss) for the year		236	236	(233)

Dividends		(88)	(88)	(116)

Amounts taken direct to reserves

Share premiums – Rights Issue	344		344	–

Exchange and other adjustments		33	33	(16)

	344	33	377	(16)

At end of year	933	2,133	3,066	2,541

†	The prior periods have been restated for the adoption of FRS No. 19 Deferred Taxation. This has resulted in a decrease in shareholders’ funds at 31 December 2001 of £1m (31 December 2000 – increase £47m).

By virtue of S230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.
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25	Net cash inflow from operating activities

	2002	2001	2000
	£m	£m	£m

Trading profit	496	393	577

Exceptional charges within trading profit	–	143	–

Trading profit before exceptional items	496	536	577

Depreciation and amortisation of goodwill	233	246	268

Stocks (increase)/decrease	11	7	(6)

Debtors (increase)/decrease	(35)	65	(111)

Creditors increase/(decrease)	23	(120)	(12)

Other movements	(37)	(23)	(21)

	691	711	695

Outflow related to exceptional items	(68)	(74)	(109)

	623	637	586

Outflow related to exceptional items includes expenditure charged to exceptional provisions relating to business rationalisation and restructuring. The major part of the 2002 expenditure relates to provisions raised in prior years.

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notes relating to the accounts

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Contents to the Accounts

26	Returns on investments and servicing of finance

	2002	2001	2000
	£m	£m	£m

Dividends received from other investments	–	–	3

Interest received	121	93	38

Interest paid	(285)	(280)	(256)

Dividends paid by subsidiary undertakings to minority shareholders	(21)	(20)	(15)

	(185)	(207)	(230)

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27	Capital expenditure and financial investment
	2002	2001	2000
	£m	£m	£m

Purchase of tangible fixed assets	(219)	(235)	(284)

Sale of fixed assets	35	29	58

	(184)	(206)	(226)

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28	Acquisitions
		2002 Total fair value	2001 Total fair value
		£m	£m

Subsidiary undertakings and operations

Fair value of net assets acquired		5	12

Goodwill acquired		1	43

Consideration for subsidiary undertakings and operations acquired		6	55

Investments in participating interests and other interests		44	41

		50	96

Less

Cash included in undertakings acquired		–	–

Cash consideration	– current year	50	96

	– deferred consideration	–	(4)

	– previous years’ acquisitions	4	17

		54	109

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29	Management of liquid resources

	2002	2001	2000
	£m	£m	£m

Commercial paper	(2)	1	89

Bank deposits and certificates of deposit	(12)	254	(115)

Floating rate notes, medium-term notes, treasury bills	1	(2)	14

	(13)	253	(12)

Liquid resources are current asset investments held as readily disposable stores of value. In these accounts they comprise current asset investments and short-term deposits (note 17).

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Contents to the Accounts

30  Disposals

	2002 £m	2001 £m

Subsidiary undertakings and operations

Tangible fixed assets and investments	83	243

Net current assets	53	104

Provisions for liabilities and charges	(7)	(43)

Minority interests	(1)	(22)

Book value of net assets disposed	128	282

Disposal costs and provisions	73	22

Goodwill written back on disposal	22	–

Investments in participating interests	107	–

Repayment of loans	–	3

Profits less losses on disposals	74	(11)

Consideration received on prior year disposals	23	41

Non-cash consideration	(4)	(22)

	423	315

Outflow on divestment provisions	(133)	(298)

Cash consideration	290	17

Comprising inflow (outflow) arising on

current year’s disposals	360	96

previous year’s disposals	(70)	(79)

	290	17

During 2002 the Group received gross cash consideration of £423m (2001 £315m), primarily for disposals of operations £423m (2001 £312m) and £nil (2001 £3m) in respect of repayment of fixed asset investment loans. Of this amount, £133m (2001 £298m) was paid against ongoing disposal costs and provisions.

Disposals by the Group during 2002 included the sale of its catalyst business, Synetix, the 51% owned pharmaceutical business of ICI India, Security Systems and the UK Nitrocellulose and Energetic Technologies businesses. In addition, Irish Fertilizer Industries Limited, in which the Group has a 49% interest, went into liquidation during the year.

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notes relating to the accounts

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Contents to the Accounts

31  Financing

		Financing – shares				Financing – debt					Total

		Shares issued by Company		Minorities*	Total	Loans	Short-term	Finance	Total
	notes	Share capital 23	Share premium 24			20	borrowings other than overdrafts 33	leases 35
		£m	£m	£m	£m	£m	£m	£m	£m		£m

At beginning of 2000		(728)	(588)	(34)	(1,350)	(2,899)	(54)	(10)	(2,963)		(4,313)

Exchange adjustments						(128)	8	(1)	(121)		(121)

Financing

New finance		–	(1)	–	(1)	(308)	(2,619)		(2,927)		(2,928)

Finance repaid						642	1,947	3	2,592		2,592

Cash flow		–	(1)	–	(1)	334	(672)	3	(335)		(336)

Acquisitions and disposals				(4)	(4)	(4)	(1)	1	(4)		(8)

Other movements		–	–	–	–	–	–	–	–		–

At beginning of 2001		(728)	(589)	(38)	(1,355)	(2,697)	(719)	(7)	(3,423)		(4,778)

Exchange adjustments						(34)	42	(1)	7		7

Financing

New finance		–	–	–	–	(512)	(4,625)		(5,137)		(5,137)

Finance repaid						288	4,925	1	5,214		5,214

Cash flow		–	–	–	–	(224)	300	1	77		77

Acquisitions and disposals				8	8	–	4	3	7		15

Other movements		–	–	(1)	(1)	–	(4)	–	(4)		(5)

At beginning of 2002		(728)	(589)	(31)	(1,348)	(2,955)	(377)	(4)	(3,336)		(4,684)

Exchange adjustments				3	3	157	(42)	1	116		119

Financing

New finance		(463)	(344)	–	(807)	(70)	(3,102)		(3,172	)†	(3,979)

Finance repaid						1,005	3,317	1	4,323	ø	4,323

Cash flow		(463)	(344)	–	(807)	935	215	1	1,151		344

Acquisitions and disposals		–	–	–	–	–	(1)	–	(1)		(1)

Other movements		–	–	(3)	(3)	–	–	(3)	(3)		(6)

At end of 2002		(1,191)	(933)	(31)	(2,155)	(1,863)	(205)	(5)	(2,073)		(4,228)

* Share capital element of minority interests.

			Repayment dates	Currency	Rate %	Amount £m

†	New finance	Bank loan	2003 – 2010	Various	Various	711

		Euro commercial paper	2003	Various	Various	1,350

		US commercial paper	2003	US$	Various	1,085

		Others				26

						3,172

ø	Finance repaid	Bank loan				641

		Euro dollar medium-term notes		US$	Various	10

		Euro commercial paper		Various	Various	1,488

		US commercial paper		US$	Various	1,238

		Others				946

						4,323

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Contents to the Accounts

32 Analysis of net debt

		Cash	Financing – debt					Current asset investments	Net debt

			Loans		Short-term borrowings other than overdrafts	Finance leases	Total
			Due after one year	Due within one year
	notes	1,33	20	20	33	35		17
		£m	£m	£m	£m	£m	£m	£m	£m

At beginning of 2000		222	(2,252)	(647)	(54)	(10)	(2,963)	394	(2,347)

Exchange adjustments		(2)	(132)	4	8	(1)	(121)	1	(122)

Cash flow		(14)	(99)	433	(672)	3	(335)	12	(337)

Acquisitions and disposals		–	–	(4)	(1)	1	(4)	3	(1)

Other non-cash changes		3	252	(252)	–	–	–	5	8

At beginning of 2001		209	(2,231)	(466)	(719)	(7)	(3,423)	415	(2,799)

Exchange adjustments		(8)	(32)	(2)	42	(1)	7	(2)	(3)

Cash flow		65	(161)	(63)	300	1	77	(253)	(111)

Acquisitions and disposals		(11)	–	–	4	3	7	–	(4)

Other non-cash changes		5	719	(719)	(4)	–	(4)	(1)	–

At beginning of 2002		260	(1,705)	(1,250)	(377)	(4)	(3,336)	159	(2,917)

Exchange adjustments		(5)	100	57	(42)	1	116	(12)	99

Cash flow		(8)	(28)	963	215	1	1,151	13	1,156

Acquisitions and disposals		(1)	–	–	(1)	–	(1)	–	(2)

Other non-cash changes		–	270	(270)	–	(3)	(3)	–	(3)

At end of 2002		246	(1,363)	(500)	(205)	(5)	(2,073)	160	(1,667)

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Contents to the Accounts

33 Cash and short-term borrowings

	Cash at bank	Short-term borrowings (note 18)			Net total	Cash (at bank and overdrafts)

	£m	Overdrafts £m	Other £m	Total £m	£m	£m

At beginning of 2000	270	(48)	(54)	(102)	168	222

Exchange adjustments	(4)	2	8	10	6	(2)

Cash flow	(14)	–	(672)	(672)	(686)	(14)

Acquisitions and disposals	–	–	(1)	(1)	(1)	–

Other non-cash changes	3	–	–	–	3	3

At beginning of 2001	255	(46)	(719)	(765)	(510)	209

Exchange adjustments	(4)	(4)	42	38	34	(8)

Cash flow	62	3	300	303	365	65

Acquisitions and disposals	(14)	3	4	7	(7)	(11)

Other non-cash changes	2	3	(4)	(1)	1	5

At beginning of 2002	301	(41)	(377)	(418)	(117)	260

Exchange adjustments	(5)	–	(42)	(42)	(47)	(5)

Cash flow	(28)	20	215	235	207	(8)

Acquisitions and disposals	(1)	–	(1)	(1)	(2)	(1)

Other non-cash changes	–	–	–	–	–	–

At end of 2002	267	(21)	(205)	(226)	41	246

In the Statement of Group cash flow and related notes,“cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

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notes relating to the accounts

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Contents to the Accounts

34 Statement of Group cash flow: Basis of preparation

The Statement of Group cash flow is prepared in accordance with UK FRS No.1 (Revised 1996) – Cash Flow Statements, the objective of which is similar to that set out in the US Standard SFAS No. 95 – Statements of Cash Flows. The two statements differ, however, in their definitions of cash and their presentation of the main constituent items of cash flow.

The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2000, 2001 and 2002 and the movements during the years ending on those dates were as follows:

	2002 £m	2001 £m	2000 £m

Cash and cash equivalents

Cash	267	301	255

Investments and short-term deposits which were within 3 months of maturity when acquired	158	135	317

	425	436	572

Change in the balance of cash and cash equivalents

At beginning of year	436	572	454

Exchange adjustments	(12)	(3)	1

Cash inflow (outflow) during year	2	(119)	114

Acquisitions and disposals	(1)	(14)	3

At end of year	425	436	572

The format of the UK statement employs some nine headings compared with three in SFAS No. 95. The cash flows within the UK headings of “Operating activities”, “Dividends received from associates”, “Returns on investments and servicing of finance” and “Taxation” would all be included within the heading of “Net cash provided by operating activities” under SFAS No. 95. Likewise, the UK headings of “Capital expenditure and financial investment” and “Acquisitions and disposals” correspond with “Cash flows from investing activities” under SFAS No. 95, and “Equity dividends paid”, “Management of liquid resources” and “Financing” in the UK, subject to adjustments for cash equivalents, correspond with “Cash flows from financing activities” in the USA.

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Contents to the Accounts

35 Leases

	Total rentals under operating leases, charged as an expense in the profit and loss account

	Hire of plant and machinery	Other	Total
	£m	£m	£m

2002

Continuing operations	10	54	64

Discontinued operations	–	–	–

Total	10	54	64

2001

Continuing operations	11	58	69

Discontinued operations	–	–	–

Total	11	58	69

2000

Continuing operations	10	55	65

Discontinued operations	2	–	2

Total	12	55	67

	Land and buildings		Other assets

	2002 £m	2001 £m	2002 £m	2001 £m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	7	7	5	4

Expiring in years 2 to 5	15	18	14	14

Expiring thereafter	20	20	3	4

	42	45	22	22

	Operating leases		Finance leases

Obligations under leases comprise	2002 £m	2001 £m	2002 £m	2001 £m

Rentals due within 1 year	64	67	1	2

Rentals due after more than 1 year

From 1 to 2 years	51	56	1	1

From 2 to 3 years	41	43	1	1

From 3 to 4 years	30	33	1	–

From 4 to 5 years	23	26	–	–

After 5 years from balance sheet date	123	146	1	–

	268	304	4	2

	332	371	5	4

Less amounts representing interest			–	–

Present value of net minimum lease payments			5	4

Less current lease obligations			(1)	(2)

Non current lease obligations			4	2

Obligations under finance leases are included in other creditors (note 19).

The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

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notes relating to the accounts

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Contents to the Accounts

36   Employee numbers and costs

Average number of people employed by the Group

Classes of business
	2002	2001	2000

Continuing operations

International businesses

National Starch	9,710	10,110	10,570

Quest	4,690	4,720	4,580

Performance Specialties	3,800	4,120	4,140

Paints	15,740	15,900	16,760

	33,940	34,850	36,050

Regional and Industrial	3,690	4,490	4,970

Corporate

Board support	130	150	180

Group technical resources and other shared services	270	290	380

	38,030	39,780	41,580

Discontinued operations	–	–	4,350

	38,030	39,780	45,930

Geographic areas
	Continuing operations			Total

	2002	2001	2000	2002	2001	2000

United Kingdom	6,250	6,710	7,170	6,250	6,710	10,490

Continental Europe	6,340	6,550	6,850	6,340	6,550	7,250

USA	10,410	10,930	11,510	10,410	10,930	11,750

Other Americas	5,310	5,710	5,930	5,310	5,710	6,070

Asia Pacific	9,420	9,590	9,830	9,420	9,590	10,020

Other countries	300	290	290	300	290	350

Total employees	38,030	39,780	41,580	38,030	39,780	45,930

Number of people employed by the Group at the year end
	2002	2001	2000

Continuing operations	36,660	38,600	40,960

Discontinued operations	–	–	4,170

Total employees	36,660	38,600	45,130

Employee costs
	Continuing operations			Total

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Salaries	1,009	1,016	1,001	1,009	1,016	1,124

Social security costs	95	101	99	95	101	110

Pension costs	89	70	70	89	70	85

Other employment costs	27	31	29	27	31	31

	1,220	1,218	1,199	1,220	1,218	1,350

Less amounts allocated to capital	(4)	(1)	(2)	(4)	(1)	(2)

Severance costs charged in arriving at profit (loss) before tax	37	104	15	37	104	54

Employee costs charged in arriving at profit (loss) before tax	1,253	1,321	1,212	1,253	1,321	1,402

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Contents to the Accounts

37	Retirement benefits

The Group continues to report on employee retirement benefits in accordance with the UK Standard SSAP 24 – Accounting for Pension costs and, in respect of post-retirement healthcare in compliance with the sixth Abstract of the Urgent Issues Task Force – Accounting for Post-Retirement Benefits other than Pensions. In 2002, additional analysis is also provided in accordance with the Accounting Standard, FRS No. 17 – Retirement Benefits (FRS 17). Although none of the amounts calculated in accordance with this Standard requires to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure is being made progressively, by way of note, commencing during the year ending 31 December 2001 and will be complete by the year ending 31 December 2003.

Analysis is also provided in note 42 of the aggregate net periodic benefits cost and funded status of the Group’s major post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No.87 – Employers’ Accounting for Pensions, SFAS No.88 – Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No.106 – Employers’ Accounting for Post-Retirement Benefits other than Pensions and SFAS No.132 – Employers’ Disclosures about Pensions and Other Post-Retirement Benefits.

Pensions (SSAP 24)

Group
The Company and most of its subsidiaries operate retirement plans which cover the majority of employees (including Directors) in the Group. These plans are generally of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administered funds. Formal independent actuarial valuations of the Group’s main plans are undertaken regularly, normally at least triennially and adopting the projected unit method.

The actuarial assumptions used to calculate the projected benefit obligation of the Group’s pension plans vary according to the economic conditions of the country in which they are situated. The weighted average discount rate used in determining the actuarial present values of the benefit obligations was 6.0% (2001 6.1%). The weighted average expected long-term rate of return on investments was 6.1% (2001 6.3%). The weighted average rate of increase of future earnings was 4.0% (2001 4.1%).

The market value of the fund assets of these plans at the date of the latest actuarial valuations was sufficient to cover 99% (2001 99%) of the benefits that had accrued to members after allowing for expected future increases in earnings; their market value was £7,721m (2001 £7,843m).

The total pension cost for the Group for 2002 was £89m (2001 £70m; 2000 £85m). Accrued pension costs amounted to £9m (2001 £11m) and are included in other creditors (note 19); provisions for the benefit obligation of a small number of mainly unfunded plans amounted to £148m (2001 £179m) and are included in provisions for liabilities and charges – pensions (note 21). Prepaid pension costs amounting to £525m (2001 £510m) are included in debtors (note 16).

ICI Pension Fund The ICI Pension Fund accounts for approximately 87% of the Group’s plans in asset valuation and projected benefit terms.

From the date of the actuarial valuation of the ICI Pension Fund as at 31 March 1994 the Company has been making payments into the Fund to reflect the extra liabilities arising from early retirement as retirements occur. Based on a Funding Review as at 31 March 1997, the Company agreed to make six annual payments into the Fund of £100m per annum from 1998 through 2003, subject to a review in 2000. The latest actuarial valuation of the Fund, as at 31 March 2000, disclosed a solvency ratio of 98% and the Company has agreed to make a further six annual payments into the Fund of £30m per annum from 2001 to 2006, subject to a review in 2003. The deficit, together with the prepayment, is taken into account in arriving at the employer’s pension costs charged in the accounts by being amortised as a percentage of pensionable emoluments over the expected working lifetime of existing members. In 2002 this gave rise to a charge of £16m (2001 £13m).

Healthcare (UITF Abstract 6)
The Group provides in North America, and to a lesser extent in some other countries, certain unfunded healthcare and life assurance benefits for retired employees. At 31 December 2002 approximately 20,000 (2001 20,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

The total post-retirement healthcare cost for the Group for 2002 was £12m (2001 £10m; 2000 £13m) and the provision at the year end was £179m (2001 £199m).

The Group has adopted the measurement basis of the US Standard, SFAS No.106 – Employers’ Accounting for Post-Retirement Benefits other than Pensions as the basis of its UK GAAP reporting. Costs and provisions were determined on an actuarial basis. The assumptions relating to the US plans, which represent a substantial proportion on the Group total, are set out in the table on note 42.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed health care cost rates by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2002 by £11m (2001 £8m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2002 by £2m (2001 £1m).

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notes relating to the accounts

37 Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS 17)

The most recent actuarial valuations of the Group’s major defined benefit pension schemes and post-retirement healthcare schemes have been updated to 31 December 2002 to take account of the transitional requirements of FRS 17.

Financial assumptions to calculate the projected benefit obligations of Group schemes

The principal weighted average rates used were:

	2002 % p.a.	2001 % p.a.

Discount rate	5.7	6.0

Inflation rate	2.3	2.5

Long-term rate of increase in future earnings	3.8	3.9

Increase in pensions in payment	2.1	2.2

Post-retirement healthcare cost inflation rate	8.0	7.4

Expected rates of return, assets, liabilities and net (liabilities) assets
	At 31Dec 2002%	At 31Dec 2001%

Expected rates of return

Equities	8.6	7.8

Bonds	4.7	5.4

Other	5.5	6.9

	£m	£m

Assets in schemes

Equities	1,659	2,329

Bonds	5,216	5,191

Other	177	59

Total fair value of assets	7,052	7,579

Present value of scheme liabilities	7,866	8,078

Net (deficit) in the schemes	(814)	(499)

Less Unrecognisable surpluses	–	(12)

Net recognised (deficit)	(814)	(511)

Deferred tax asset	126	96 *

Net liabilities	(688)	(415)

Represented by

Deficits	(694)	(423)*

Surpluses	6	8

Analysis of net recognised (deficit)

ICI UK Pension Fund	(257)	(161)

Other funded pension schemes	(307)	(115)

Total funded schemes	(564)	(276)

Unfunded pension schemes	(75)	(79)

Post-retirement healthcare schemes	(175)	(156)

Total unfunded schemes	(250)	(235)

Net recognised (deficit)	(814)	(511)

Represented by

Deficits	(823)	(524)

Surpluses	9	13

* The prior period has been restated for the adoption of FRS No. 19 Deferred Tax resulting in an increase in the deferred tax asset of £38m.

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37  Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS 17) (continued)
Set out below is an analysis of the amounts that would be charged to the profit and loss account and the statement of total recognised gains and losses in respect of the Group’s major defined benefit pension and post-retirement healthcare schemes in accordance with the transitional requirements of FRS 17.

Analysis of the amounts that would be charged to profit and loss account in accordance with FRS 17

2002 £m

Current service cost	(60)

Past service cost	(5)

Previously unrecognised surplus from past service costs	2

Losses on curtailments	(44)

Gains on settlements	18

(89)

Other finance costs

Expected return on assets in schemes	454

Interest on liabilities in schemes	(468)

Restriction relating to recoverable surplus	1

Net finance cost	(13)

Amounts charged to the profit and loss account	(102)

Analysis of amount that would be recognised in statement of total recognised gains and losses in accordance with FRS 17

Actual return less expected return on assets (deficit)	(519)

Experience gains and (losses) arising on liabilities	201

Changes in demographic and financial assumptions underlying
the present value of the liabilities (deficit)	(89)

Adjustments to unrecognised scheme surplus	7

Net actuarial (loss) recognised in statement of total recognised gains and losses	(400)

Movement in net deficit during the year

2002 £m

Net recognised (deficit) at beginning of year	(511)

Movement in year:

Current service cost	(60)

Past service costs	(5)

Previously unrecognised surplus from past service costs	2

Losses on curtailments	(44)

Gains on settlements	18

Net finance cost	(13)

Contributions	161

Actuarial loss	(400)

Exchange adjustment gains	38

Net (deficit) at end of year	(814)

The difference between the expected and actual return on assets was a deficit of £519m or 7% of the scheme assets at 31 December 2002. The experience gains arising on scheme liabilities were £201m or 3% of scheme liabilities at 31 December 2002. The net actuarial loss was £400m or 5% of the scheme liabilities at 31 December 2002.

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notes relating to the accounts

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Contents to the Accounts

38  Financial risk management

The Group’s treasury objectives and policies are discussed in the Operating and Financial Review on pages 23 to 25.

(a)  Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2002, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and Financial Review on pages 23 to 24.

Financial assets

		2002				2001

	At fixed interest rates £m	At floating interest rates £m	Interest free £m	Total £m	At fixed interest rates £m	At floating interest rates £m	Interest free £m	Total £m

Current asset investments, short-term
deposits and cash

Sterling	–	–	63	63	–	21	23	44

US Dollar	–	16	52	68	–	13	77	90

Euro	–	3	38	41	–	7	79	86

Japanese Yen	–	–	2	2	–	–	5	5

Other currencies	–	35	109	144	–	14	117	131

	–	54	264	318	–	55	301	356

Fixed asset investments and debtors due after more than one year

Sterling				4				70

US Dollar				38				264

Euro				2				5

Other currencies				4				2

Total financial assets				366				697

At 31 December 2002 the financial assets of the Group comprised:

Investments in participating and
other investments

Loans to associates				–				210

Other investments

Shares				17				16

Loans				–				61

Debtors due after more than one year				31				54

Current asset investments and short-term deposits				160				159

Cash				267				301

Less financial assets of insurance subsidiaries				(109)				(104)

Total financial assets				366				697

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 month to 6 months by reference to the relevant inter-bank rate.

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38  Financial risk management (continued)

(a)  Interest rate risk (continued)
Financial liabilities

		2002			2001

	At fixed interest rates £m	At floating interest rates £m	Total £m	At fixed interest rates £m	At floating interest rates £m	Total £m

Sterling	48	11	59	170	(283)	(113)

US Dollar	475	727	1,202	661	1,449	2,110

Euro	75	226	301	61	585	646

Japanese Yen	257	93	350	227	176	403

Other currencies	31	167	198	97	266	363

	886	1,224	2,110	1,216	2,193	3,409

At 31 December the financial liabilities of the Group comprised:

Short-term borrowings	226	418

Current instalments of loans	500	1,250

Loans	1,363	1,705

Other creditors due after more than one year

Environmental liabilities	1	5

Other creditors	17	29

Finance leases	3	2

Less financial liabilities of insurance subsidiaries	–	–

	2,110	3,409

The applicable weighted average interest rates for fixed rate financial liabilities are: Sterling 7.9% (2001 7.8%); US dollar 6.7% (2001 6.7%); Euro 4.7% (2001 4.4%); Japanese yen 0.7% (2001 0.7%); other currencies 14.6% (2001 15.6%).

The applicable weighted average period for which rates are fixed are: Sterling 4 years (2001 4 years); US dollar 4 years (2001 3 years); Euro 5 years (2001 5 years); Japanese yen 3 years (2001 3 years) and other currencies 2 years (2001 2 years).

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and liabilities.

(b) Currency exposures on monetary assets and liabilities
As explained in the Operating and Financial Review, on page 23, the Group’s policy is, where practicable, to hedge all exposures on monetary assets and liabilities. As a result there are no significant non functional currency exposures.

(c) Maturity of financial liabilities
The maturity profile of the Group’s financial liabilities, as defined in section (a) above, at 31 December 2002 was as follows:

	2002 £m	2001 £m

In one year or less	726	1,668

In more than one year but not more than two years	548	366

In more than two years but not more than five years	792	860

In more than five years	44	515

	2,110	3,409

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notes relating to the accounts

38 Financial risk management (continued)

(d) Borrowing facilities
Committed facilities available to the Group at 31 December 2002 in respect of which all conditions precedent had been met at that date were as follows:

	2002 £m	2001 £m

Expiring in one year or less	201	512

Expiring in more than one year	883	–

Expiring in more than two years	425	1,232

	1,509	1,744

(e) Net debt management
The Group manages the currency and interest rate exposure which arises on borrowings and cash not immediately required by the business on a net basis through the use of currency swaps, forward exchange contracts, interest rate swaps and interest rate caps.

The most significant consequences of this approach are:

–	to manage the currency exposures arising from loans by holding cash and through currency swaps.

–	to reduce the proportion of the Group’s fixed interest rate liabilities arising from loans through the use of fixed to floating rate swaps.

The financial instruments used in debt management are accounted for as described in the Group’s accounting policies on pages 50 and 51.

The notional principal amounts and fair values, net of associated hedges, of the Group’s financial assets and financial liabilities were as follows:

	Notional principal amounts At 31 December		Carrying values* At 31 December		Fair values* At 31 December

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Interests in participating and other investments – other investments†	17	287	17	287	17	287

Current asset investments and short-term deposits†	54	55	54	55	54	55

Cash†	264	301	264	301	264	301

Other financial assets†	31	54	31	54	31	54

Short-term borrowings	(224)	(418)	(226)	(418)	(224)	(425)

Loans	(1,850)	(2,965)	(1,848)	(2,963)	(2,010)	(3,077)

Other financial liabilities†	(21)	(36)	(21)	(36)	(21)	(36)

Currency swaps	(814)	(849)	(15)	8	27	38

Interest rate swaps	3,485	4,377	–	–	36	68

Interest rate caps	–	1,945	–	–	–	–

Total net liabilities			(1,744)	(2,712)	(1,826)	(2,735)

Financial assets			366

Financial liabilities			(2,110)

			(1,744)

*	( ) = liability
†	The Group has assumed that the fair value approximates to the carrying value.

The fair value of the Group’s long-term publicly quoted debt is based upon quoted market prices. The fair value of the Group’s non-publicly quoted debt, all swaps, and caps have been estimated from discounted anticipated cash flows utilising a zero coupon yield curve.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2002 of £1,067m arose from the net repayment of loans (£966m), favourable movements on foreign exchange (£152m) and adverse movements due to changes in interest rates (£51m).

A portfolio approach is adopted to create the Group’s target proportion of fixed and floating rate debt by currency. The maturity profile of the net fixed rate exposure is spread over several years to reduce re-pricing risk. Short term borrowings include balances relating to forward exchange contracts. These balances are further analysed in section (g).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

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38 Financial risk management (continued)

(e) Net debt management (continued)
The Group is exposed to credit related losses in the event that counterparties to off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy parties and the Group does not expect any significant loss to result from non-performance. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at 31 December 2002.

At 31 December 2002 the aggregate value of all financial instruments with a positive fair value (assets) was £62m for currency swaps, £96m for interest rate swaps, £12m for forward contracts, nil for interest rate caps and £2m for currency options.

There were no net material gains or losses deferred at 31 December 2002 (2001 nil).

(f) Hedges
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2002			2001

	Fair value assets £m	Fair value liabilities £m	Total net assets/ liabilities £m	Fair value assets £m	Fair value liabilities £m	Total net assets/ liabilities £m

Unrecognised gains and losses on hedges at 1 January	429	(289)	140	107	(79)	28

Gains and losses arising in previous years that were recognised

during the year	(102)	3	(99)	(23)	7	(16)

Gains and losses arising before 1 January that were not

recognised during the year	327	(286)	41	84	(72)	12

Gains and losses arising in the year that were not

recognised during the year	(155)	180	25	345	(217)	128

Unrecognised gains and losses on hedges at 31 December	172	(106)	66	429	(289)	140

Of which:

Gains and losses expected to be recognised within 1 year	44	(21)	23	102	(3)	99

Gains and losses to be recognised after more than 1 year	128	(85)	43	327	(286)	41

	172	(106)	66	429	(289)	140

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Contents to the Accounts

notes relating to the accounts

38 Financial risk management (continued)

(g) Currency management
The Group hedges its net transactional currency exposure arising on stocks, trade debtors and creditors (trade working capital) fully through the use of forward foreign exchange contracts. The Group selectively hedges its anticipated currency cash flow exposures for up to 12 months ahead through the use of forward foreign exchange contracts and selective purchase of currency options.

Surplus funds are invested in instruments in a variety of currencies. Forward foreign exchange contracts are used to hedge these back to the currencies that are appropriate for the net debt portfolio.

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 50 and 51.

The notional principal amounts and fair values of forward exchange contracts used in currency management are as follows:

	Notional principal amounts At 31 December		Carrying values* At 31 December		Fair values* At 31 December

	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m

Hedging working capital			1	1	1	1

Forward contracts to buy currency	99	86

Forward contracts to sell currency	(96)	(85)

Hedging anticipated cash flows			6	1	6	1

Currency contracts to buy currency	97	135

Currency contracts to sell currency	(88)	(133)

Hedging debt			(4)	39	(4)	32

Forward contracts to buy currency	617	1,445

Forward contracts to sell currency	(620)	(1,409)

* ( ) = liability

The carrying values of currency hedging instruments do not materially differ from the fair values based on quoted market prices.

(h) Management of current asset investments
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group’s balance sheet. Investments are classified as ‘available for sale’.

The Group’s exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive fair value.
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39 Statutory and other information

Remuneration of the Auditor charged in the Group accounts for the statutory audit was £2.8m (2001 £2.8m; 2000 £2.9m); fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group during 2002 totalled £3.3m (2001 £3.1m; 2000 £5.1m) of which £2.1m (2001 £0.9m; 2000 £1.8m) was for audit related services, principally in connection with the Rights Issue and divestment transactions, £1.1m (2001 £1.8m; 2000 £0.7m) was for taxation services, and £0.1m (2001 £0.4m; 2000 £2.6m) was for other services.

The remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2002 amounted to £61,000 (2001 £66,000; 2000 £60,000).

Included in debtors in 2000 and 2001 was an interest free loan of £7,000 to Dr J D G McAdam. This was repaid during 2002.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, a subsidiary has guaranteed a housing loan for an officer to the extent of £131,000 (2001 £123,000; 2000 £126,000).

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Contents to the Accounts

40 Commitments and contingent liabilities

	Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	23	28	2	1

Expenditure authorised but not yet contracted	140	118	5	11

	163	146	7	12

Contingent liabilities existed at 31 December 2002 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2002 (2001 £nil); the maximum contingent liability for the Company, mainly on guarantees of borrowing by subsidiaries, was £1,441m (2001 £2,308m).

The Group is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate, however provisions have been established at 31 December 2002 in accordance with the Group’s accounting policy noted on page 51. It is believed that, taking account of these provisions, the cost of addressing currently identified environmental obligations is unlikely to impair materially the Group’s financial position and results of operations.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages.

The cases presently pending against Glidden include: a suit filed in 1989 by the New York City Housing Authority in New York state court seeking the removal of all lead-based paint from two housing projects; a purported statewide personal injury class action filed in 1998 on behalf of all lead poisoned children in New York state court; a personal injury suit filed in 1999 on behalf of six lead poisoned minors in state court in Maryland, and a personal injury action filed in 2002 on behalf of a lead poisoned adult in state court in Mississippi. Five other individual personal injury actions were filed in 2000 and 2001 against Glidden and other members of the lead industry in Maryland state court, however, these actions have not been served on any of the defendants and no activity is expected for the foreseeable future. One additional personal injury action was filed in late 2002 in New York state court but Glidden has not been served in that case.

Glidden has been dismissed from seventeen cases in 2002 and was not named as a defendant in more than two dozen lead paint lawsuits filed this year. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to vigorously defend all actions.

ICI Chemicals & Polymers Limited (C&P), a subsidiary, is involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (Polyprima). Fees due under these arrangements are being claimed against Polyprima who, in response, has claimed damages totalling up to $130m for alleged breach of contract, alleged fraud, deceit, misrepresentation and concealment, allegations which C&P rejects and intends to resist vigorously, C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and the decision of the tribunal is awaited.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, arising out of the normal course of business. The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which we have given to other parties in these transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which we exited as part of our disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (TGT) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (Enron) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by the Company and Enron (the present value of the commitment guaranteed by the Company is estimated at £163m). On the sale of the Group’s interest in TGT to Enron the Company received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (TPL) was sold on 31 December 1998 to Enron Teesside Operations Ltd (ETOL). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and the Company had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, the Company received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of the Company’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. The present value of this commitment is estimated at £285m. The subsidiaries from which the Company has indemnities are currently operating. The numbers quoted above are current estimates of the Company’s maximum potential liability.

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Contents to the Accounts

notes relating to the accounts

40 Commitments and contingent liabilities (continued)

In connection with the disposal of the Group’s Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has made a £65 million claim against the Group relating to expenditure allegedly required in relation to the Runcorn site, which the Group is disputing. As yet, legal proceedings have not been commenced by Ineos Chlor but it is possible that they will be in the near future.

Ineos Chlor has also approached the UK Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and the Group. ICI has received reports that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure was to occur, a number of Chlor-Chemicals contracts in the Group’s name which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to the Group or be accelerated.

In connection with the sale of the Chlor-Chemicals business, the Group agreed to provide or guarantee up to £100m of future financing to Ineos Chlor. These facilities were available at market related rates, for 5 years and may, if necessary, be extended for a further 2 years. As at 31 December 2002 Ineos Chlor had borrowed £70 million from the Company under these facilities. In addition the book value of the PIK notes which the Group received from Ineos Chlor as part of the consideration for the sale was £29 million at 31 December 2002. Whilst the Group has not waived Ineos Chlor’s obligations in respect of the loan facility or PIK notes, discussions to date with Ineos Chlor indicate that some uncertainty exists as to the extent to which and period over which these amounts will be recovered. As a result, as mentioned in note 3(g) on page 58 the Group has provided for these amounts.

The loan facilities together with Ineos Chlor’s obligation to assume various Chlor-Chemicals contracts are secured in favour of the Group. While any of these liabilities remain outstanding, the Group has certain rights under a shareholders’ agreement including, in the event of an Ineos Chlor default, the right, for no consideration, to take control of Ineos Chlor if the Group judges that it is in its best interests to do so. The Group’s 15% shareholding in Ineos Chlor Limited, is subject to put and call options in certain circumstances.

The only significant take-or-pay contract entered into by subsidiaries is the purchase of electric power, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment at the year end is estimated at £162m.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, liquidity and financial position.

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Contents to the Accounts

41 Related party transactions

The following information is provided in accordance with FRS No. 8 – Related Party Transactions, as being material transactions with related parties during 2002.

Related party: Huntsman International Holdings LLC (HIH), disclosed as a principal associate during the year.

Transactions:

a)   Sales of naphtha and condensate to HIH amounted to £127m (2001 £152m; 2000 £201m).

b)   Purchase of ethylene and titanium dioxide from HIH amounted to £149m (2001 £177m; 2000 £153m).

c)   Amounts payable by the Group relating to the above transactions at year end amounted to £2m (2001 debtor £1m; 2000 debtor £1m).

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 75.

Transactions:

a)   Insurance claims settled by IC Insurance Ltd with ICI amounted to £nil (2001 £nil; 2000 £0.2m).

b)   Funds on deposit with ICI Finance PLC amounted to £10m (2001 £10m; 2000 £10m).

Related party: Irish Fertilizer Industries Ltd, an equity accounted associate in Ireland, which went into liquidation during the year.

Transactions: Loans totalling £5.6m (2001 £5m; 2000 £5m) have been provided to the associate by ICI. The maximum amount outstanding during 2002 was £5.6m. Interest is payable at a rate of 72.37 basis points above the prevailing 2 year fixed rate.

ICI has also provided the associate with a revolving credit facility under which £5.6m (2001 £3.1m; 2000 £nil) has been borrowed. The maximum amount outstanding during 2002 was £5.6m. Interest is payable at a rate of 150 basis points above the prevailing 1 month Euro LIBOR rate.

The loans to the company have been written off during 2002 (see Note 3, footnote (c)).

106   ICI ANNUAL REPORT AND ACCOUNTS AND FORM 20-F 2002

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Contents to the Accounts

42   Differences between UK and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a)  Accounting for pension costs

There are five significant differences between UK GAAP under SSAP 24 and US GAAP in accounting for pension costs:

(i) SFAS No. 87 Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the main UK retirement plans, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

(ii) SFAS No. 87 requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(iii) SFAS No. 87 mandates a particular actuarial method – the projected unit credit method – and requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised.

(iv) Under SFAS No. 87 a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the Group’s policy is to not recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(v) SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognised gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognised over the expected service life of the remaining employees.

(b) Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles

In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalised and amortised. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.	Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalised and amortised through charges against income over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortised to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalised goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortised over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill is no longer amortised on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise (see section (l) below).

(c) Capitalisation of interest

There is no requirement in the UK to capitalise interest and the Group does not capitalise interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’equity to recognise at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes, are recognised in the balance sheet at fair value, with changes in the fair value recognised in net income.

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notes relating to the accounts

42   Differences between UK and US accounting principles (continued)

(e) Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria be met before restructuring costs can be recognised as an expense. Among these criteria is the requirement that all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date. Under US GAAP voluntary severance benefits are accrued when the terms are accepted by the individual employee. Also, to the extent restructuring costs are related to the activities of the acquired company, US GAAP allows them to be recognised as a liability upon acquisition, provided certain specific criteria are met, whereas UK GAAP does not. Accordingly, timing differences arise between the UK GAAP and US GAAP recognition of such costs. SFAS No. 146 will be adopted from 1 January 2003 (see section (m) below).

(f) Foreign exchange

Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations

Prior to the adoption of SFAS No. 144 Accounting for the Impairment or Disposal of Long Lived Assets, as described below, the criteria for treatment of a disposal as a discontinued operation under US GAAP was different from the criteria under UK GAAP. A description of the UK GAAP criteria and a list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1. No businesses met the criteria for discontinued operations under US GAAP. On 1 January 2002 the Group adopted SFAS No. 144. SFAS No. 144 requires the disposal of a component of an enterprise meeting certain conditions, and which comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, be disclosed as a discontinued operation. Under US GAAP, the Synetix disposal meets these conditions and, therefore, Synetix is classified as a discontinued operation. Accordingly, under US GAAP, the results of the operations and the gain on the disposal of Synetix are classified within discontinued operations. Prior period results have been restated. Under US GAAP, the gain on sale in 2002 amounted to £107m and Synetix sales were £121m, £143m and £125m for 2002, 2001 and 2000 respectively. Additionally, UK GAAP sets out that for an operation to be treated as discontinued its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. The Synetix disposal does not meet these requirements and has been classified as continuing under UK GAAP.

In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos-Chlor business, the entity should not be deconsolidated. US GAAP accounting for the Chlor-Chemicals business may therefore differ from that under UK GAAP and may involve applying an equity method of accounting for any future losses that may arise up to the full amount of the Group’s investment and committed funding. The approximate gross assets and gross liabilities of Chlor-Chemicals are £155m and £155m respectively under UK GAAP at 31 December 2002.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to the same counterparty, for completion by 15 May 2003. A substantial deposit was received on the sale of the Notes (£109m), but none in respect of the equity which is therefore regarded as an option for US GAAP purposes. The sale of the HIH Notes is at a loss to the Group, while the equity transaction, if consummated under the agreed terms, will result in a gain in excess of the loss on the HIH Notes. The Group believes it is highly likely that both transactions will be completed and, accordingly, under UK GAAP, the Group has not recognised the loss on the HIH Notes, of approximately £40m nor the estimated net overall gain of approximately £55m and has discontinued the application of the equity method of accounting for its investment in HIH to reflect the change in economic benefits. Further explanation of the accounting for this complex transaction under UK GAAP is given in Note 17.

Under US GAAP, the Notes transaction and the potential equity transaction have been accounted for as separate transactions since they are not interdependent. Accordingly, under US GAAP, a loss has been recognised on the sale of the HIH Notes (approximately £40m), and the gain on the equity transaction (approximately £95m) will be recognised when it occurs. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognise its proportionate share of HIH’s operating results. The equity accounted results from 18 June 2002 (a pre-tax loss of £10m) have been included in the US GAAP net income reconciliation.

(h) Employee share trust arrangements

An employee share trust has been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the Company’s Ordinary Shares held by the employee share trust are included at the lower of cost and estimated net realisable value in fixed asset investments. Under US GAAP, such shares are treated as treasury stock and included in shareholders’ equity at historic cost.

(i) Ordinary dividends

Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders' equity upon declaration of the dividend.

(j) Taxation

The Group adopted FRS No. 19 Deferred Tax in 2002 for UK GAAP purposes. Consequently, the consolidated financial statements as of 31 December 2001 and 2000, and the three year period ended 31 December 2002 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 requires that full provision for deferred tax is recognised in the financial statements. The adoption of FRS 19 has eliminated most of the differences that previously existed between UK GAAP and US GAAP. As a result, the adjustment for taxation now primarily relates to the tax effect of other US GAAP adjustments.

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42   Differences between UK and US accounting principles (continued)

(k) Share compensation expense

In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Following the issue of EITF 00–23, Issues Related to the Accounting for Share Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the cost of the 2002 grant under the Group’s UK Sharesave scheme is treated in accordance with all other plans. At 31 December 2002, the Group had a number of share-based compensation plans, which are described in note 23 of the Group’s financial statements. The Group recognises compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25. Had compensation costs for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123 Accounting for Stock-Based Compensation, the Group’s net income of £9m in 2002 would have been reduced to £3m. The basic earnings per share as reported of 0.8p would be 0.3p on a proforma basis (2001 restated 1.5p would be 0.5p; 2000 no material difference).

(l) New US Accounting Standards implemented in the period

SFAS No. 142 Goodwill and Intangible Assets

In June 2001, the FASB issued SFAS No. 142, Goodwill and Intangible Assets, which superseded APB 17, Intangible Assets. SFAS No. 142 eliminated the previous requirement to amortise goodwill and intangible assets. Upon adoption of SFAS No.142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. The test for intangible assets with indefinite useful lives and of goodwill must be carried out annually. In addition, the useful economic lives of definite life intangibles are to be reviewed. Any impairment loss identified on the date of adoption of SFAS No. 142 is accounted for as a cumulative effect of change in accounting principle.

The Group adopted the requirements of SFAS No. 142 on 1 January 2002, when the Group had unamortised goodwill of £3,757m and intangible assets with a gross carrying amount of £300m less accumulated amortisation of £135m, under US GAAP. The definite life intangible assets are being amortised over a period of 10 years (amortisation expense for the period £30m). Amortisation of intangible assets with indefinite useful lives and goodwill ceased from 1 January 2002, resulting in an increase in US GAAP net income of £131m (basic earnings per Ordinary Share 11.8p, diluted earnings per Ordinary Share 11.7p). If the standard had been applied in the year ended 31 December 2001 and 2000 US GAAP net income would have been £134m (EPS 15.4p higher – basic and diluted) higher (2000 £126m, and 14.5p higher – basic and diluted).

The goodwill balance under US GAAP at 31 December 2002 amounted to £3,507m (2001: £3,757m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows: National Starch £1,967m (2001: £2,038m), Quest £742m (2001: £770m), Performance Specialties £256m (2001: £280m), Paints £523m (2001: £662m) and Regional and Industrial £19m (2001: £7m).	The significant movements in the period include the impairment of the goodwill relating to Paints Latin America (£122m) as described below, the disposal of Synetix and the related goodwill (£13m) and exchange.

In the period to 31 December 2002, an impairment of £122m was recognised, representing the entire goodwill in the Paints Latin America reporting unit. Under UK GAAP, the majority of the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. This impairment resulted from the current difficult economic environment in the region and has been disclosed in the US GAAP reconciliation under the heading “Purchase accounting adjustment”.

The fair value of the reporting unit, as required under the first stage of impairment in SFAS No.142, was calculated using a present value technique. This involved discounting the future cash flows of the reporting unit at an appropriate risk adjusted discount rate for the region. In calculating the fair value, significant management judgement was applied for example, the quantification of the underlying cash flows of the reporting unit including terminal growth values and the selection of an appropriate discount rate. As the fair value of the reporting unit was less than its book value, a second stage was performed which compared the fair value of the unit’s goodwill to the book value of its goodwill. Fair value procedures similar to those used in a business combination were used in this stage.

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net cash flows expected to be generated by the asset. SFAS No. 144 requires companies to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale.

The Group was required to adopt the provisions of SFAS No. 144 from 1 January 2002 but there were no events or changes in circumstances which indicated that the carrying values of assets might not be recoverable nor components of the Group’s operations disposed of (by sale, abandonment, or in a distribution to owners) or classified as held for sale which required to be disclosed except as disclosed in section (g).

EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor s Products)

EITF 01–09 was issued in November 2001 by the Emerging Issues Task Force (EITF). The pronouncement codifies and reconciles the consensus reached on EITF 00-14, 00-22 and 00-25, which addresses the recognition, measurement and profit and loss account classification of certain selling expenses. The adoption of this issue has resulted in the reclassification of certain selling expenses including sales incentives, slotting fees, buydowns and distributor payments from cost of sales and administrative expenses to a reduction in sales. The Group has calculated that the adoption of EITF 01-09 in the year ended 31 December 2002 decreased sales and cost of sales/administrative expenses as reported under UK GAAP by £55m (2001 £50m, 2000 £52m). The adoption of EITF 01-09 had no effect on trading profit.

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notes relating to the accounts

42   Differences between UK and US accounting principles (continued)

(m)  New US Accounting Standards and pronouncements not yet effective

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is applicable for 2003. The Group has not yet completed evaluating the effect of this standard on its financial statements.

SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities, requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No.6 - Elements of Financial Statements. SFAS No. 146 superseded EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity initiated after 31 December 2002. Restatement of prior periods is not required. Since SFAS No. 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS No.146 cannot be determined in advance.

FASB Interpretation No. 45,Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued in November 2002. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. There are a number of contracts relating to businesses which we exited as part of our disposal	programme which have not been novated to the purchasers of these businesses. Note 40 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in Note 40, with terms ranging between 1 to 15 years, amounted to £1,217m at 31 December 2002. After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £311m.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective fiscal years ending after 15 December 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Group has not decided yet if it will adopt either of the transition method alternatives of SFAS No.148.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, was issued in January 2003. The interpretation addresses consolidation by business enterprises of variable interest entities and requires such entities to be consolidated, even if it is not controlled as a subsidiary, if the equity investor is subject to a majority of the risk of loss from the variable interest entity’s activities. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after 31 January 2003 and apply to older entities from 15 June 2003. The Group does not expect the impact of FIN No. 46 to have an impact on its financial statements.

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42 Differences between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP:

	2002	2001	2000
		(as restated – note 1)	(as restated – note 1)
	£m	£m	£m

Net income (loss) after exceptional items – UK GAAP	179	80	(207)

Continuing operations	166	91	267

Discontinued operations	13	(11)	(474)

Adjustments to conform with US GAAP

Pension expense	(14)	(37)	(108)

Purchase accounting adjustments

Amortisation/impairment of goodwill and amortisation of intangibles	(117)	(127)	(123)

Disposals and other adjustments	12	–	6

Other disposal adjustments	(43)	10	(9)

Employee share trust arrangements	–	22	2

Capitalisation of interest less amortisation and disposals	(5)	(2)	(18)

Derivative instruments and hedging activities	(41)	49	(8)

Restructuring costs	(6)	5	(19)

Foreign exchange	–	–	(14)

Share compensation expense	(3)	1	(5)

Others	(2)	2	2

Tax effect of US GAAP adjustments	49	10	45

Total US GAAP adjustments	(170)	(67)	(249)

Net income (loss) – US GAAP	9	13	(456)

Continuing operations†	(107)	(4)	(467)

Discontinued operations†	116	17	11

	pence	pence	pence

Basic and diluted net earnings (net loss) per Ordinary Share in accordance with US GAAP	0.8	1.5	(52.5)

Continuing operations†	(9.6)	(0.5)	(53.8)

Discontinued operations†	10.4	2.0	1.3

†  2001 and 2000 have been restated to classify Synetix as a discontinued operation under US GAAP.

The effect on earnings per £1 Ordinary Share of the exercise of all outstanding options (note 23) would not be material.

For US GAAP, the segmentation follows that of UK GAAP with the exception of adjustments made between Continuing and Discontinued operations so that the segmentation under US GAAP satisfies APB 30.

For the purposes of segmental disclosures under UK GAAP, reference should be made to page 59 where there is a description of each class of business.

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notes relating to the accounts

42 Differences between UK and US accounting principles (continued)

	Balance sheet line item	2002	2001 (as restated – note 1)
	note*	£m	£m

Shareholders’ funds – equity, as shown in the Group Balance sheet – UK GAAP		499	(364)

Adjustments to conform with US GAAP

Pension costs	2	(525)	(510)

Pension costs	4	(425)	(26)

Purchase accounting adjustments, including goodwill and intangibles	1	3,109	3,320

Disposal accounting adjustments	4	(71)	(28)

Capitalisation of interest less amortisation and disposals	1	36	43

Derivative instruments and hedging activities	2	(14)	41

Restructuring provision	4	1	7

Employee share trust arrangements	1	(30)	(30)

Ordinary dividends	3	52	72

Other	3	(6)	(4)

Deferred taxation and tax effects of US GAAP adjustments	4	(482)	(569)

Deferred taxation and tax effects of US GAAP adjustments	2	661	616

Total US GAAP adjustments		2,306	2,932

Shareholders’ equity in accordance with US GAAP		2,805	2,568

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP: 1 Fixed assets; 2 Debtors; 3 Creditors; 4 Provision for liabilities and charges.

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 – Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of total recognised gains and losses in note 24 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) in the next section of this note.

Pensions and other post-retirement benefits (US GAAP)
For the purposes of the disclosure in accordance with US GAAP, the pension cost of the major UK retirement plans and of the retirement plans of the major non-UK subsidiaries have been presented in the following tables, on a Group basis, in accordance with the requirements of SFAS No. 87 Accounting for Pensions and of SFAS No. 132 – Employers’ Disclosures about Pensions and Other Post-Retirement Benefits. The actuarial liabilities of these plans comprise a substantial portion of the Group total.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used in the Group’s major pension plans for SFAS No. 87 purposes in the Group are shown in the table below, together with the assumptions relating to other post-retirement benefit plans.

	Pension benefits		Other post-retirement
			benefits

	2002	2001	2002	2001
	%	%	%	%

Discount rate	5.7	5.9	6.8	7.4

Expected long-term rate of return on assets	5.2	5.9

Long-term rate of increase in remuneration	3.8	4.0

Initial post-retirement benefits trend rateø			8.0-5.0ø	7.5-4.0

ø	Assumed to decrease gradually to 5.0% by the year 2008 and remain at that level thereafter.

The net periodic benefit cost for the major retirement plans under SFAS No. 87 and SFAS No. 88, and in respect of other post-retirement benefits SFAS No. 106, comprised:

	Pension benefits			Other post-retirement benefits

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	59	61	75	3	4	4

Interest cost	456	462	452	12	12	12

Expected return on plan assets for period	(458)	(487)	(540)	–	(1)	–

Amortisation of prior service cost	15	15	23	–	(1)	–

Amortisation of transition amount	3	3	3	–	–	–

Recognised net actuarial loss	6	18	7	–	(1)	(1)

Recognised on termination/curtailment/settlement benefits	28	49	144	(3)	(3)	(2)

Net periodic benefit cost	109	121	164	12	10	13

The net periodic benefit cost includes £27m (2001 £51m) for contractual terminations which are included within the relevant UK  GAAP statutory  headings.

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42   Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits (continued)
The funded status of the Group’s major post-retirement plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No.106 is as follows:

	Pension benefits		Other post-retirement benefits

	2002 £m	2001 £m	2002 £m	2001 £m

Change in benefit obligations

Benefit obligation at beginning of year	7,970	8,045	178	178

Service cost	59	61	3	4

Interest cost	456	462	12	12

Participants’ contributions	5	5	–	–

Plan amendments	–	1	3	(5)

Actuarial loss (gain)	(139)	(86)	36	3

Divestitures	(16)	(8)	(1)	(3)

Settlements	(60)	(32)	–	–

Termination benefits	46	51	–	–

Exchange	(55)	6	(19)	3

Benefit payments	(518)	(535)	(16)	(14)

Benefit obligation at end of year	7,748	7,970	196	178

Change in plan assets

Fair value of plan assets at beginning of year	7,569	8,159	10	10

Actual return on plan assets	(60)	(162)	–	2

Business combinations	–	–	–	–

Divestitures	(9)	(6)	–	–

Settlements	(39)	(27)	–	–

Employer’ s contributions	142	124	13	12

Participants’ contributions	5	5	–	–

Exchange	(41)	11	(1)	–

Benefit payments	(518)	(535)	(16)	(14)

Fair value of plan assets at end of year	7,049	7,569	6	10

Funded status

Funded status at end of year	(699)	(401)	(190)	(168)

Unrecognised net actuarial loss (gain)	684	327	15	(23)

Unrecognised transition amount	24	35	–	–

Unrecognised prior service cost	25	48	(4)	(8)

Other	3	(5)	–	–

Net amount recognised	37	4	(179)	(199)

Prepaid benefit cost	10	8	–	–

Accrued benefit cost	(509)	(197)	(179)	(199)

Intangible assets	30	45	–	–

Accumulated other comprehensive income	506	148	–	–

Net (liability) asset recognised	37	4	(179)	(199)

Plan assets consist primarily of investments in UK and overseas equity and fixed interest securities.

The total benefit obligation at the end of 2002 for the major pension plans where the benefit obligations exceed plan assets was £7,636m (2001 £7,622m) and the fair value of the plan assets for such plans was £6,948m (2001 £7,237m). The total accumulated benefit obligation at the end of the year for major pension plans with accumulated benefit obligations in excess of plan assets was £7,435m (2001 £7,304m) and the fair value of plan assets for such plans was £6,949m (2001 £7,080m).

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notes relating to the accounts

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Contents to the Accounts

43   Valuation and qualifying accounts

	Balance at 1 January	Additions charged to Cost and expenses	Deductions	Balance at 31 December
	£m	£m	£m	£m

2000

Allowance for stocks	43	11	(9)	45

Allowance for doubtful accounts	80	9	(29)	60

Allowance for investments in participating and other interests	86	–	–	86

	209	20	(38)	191

2001

Allowance for stocks	45	12	(14)	43

Allowance for doubtful accounts	60	19	(12)	67

Allowance for investments in participating and other interests	86	22	(84)	24

	191	53	(110)	134

2002

Allowance for stocks	43	11	(21)	33

Allowance for doubtful accounts	67	8	(27)	48

Allowance for investments in participating and other interests	24	99	–	123

	134	118	(48)	204

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Contents to the Accounts

principal subsidiary undertakings

at 31 December 2002

	Class of capital	Held by ICI %		Principal activities in 2002

UNITED KINGDOM

ICI Chemicals & Polymers Ltd England	Ordinary	100	†	Manufacture of surfactants and catalysts

ICI Finance PLC	Ordinary	100	†	Financial services
England

Quest International (Fragrances, Flavours, Food Ingredients) UK Limited England	Ordinary	100	†	Manufacture of flavours, food ingredients and fragrances

CONTINENTAL EUROPE

Deutsche ICI GmbH Germany	Ordinary	100	†	Manufacture of paints, adhesives and oleochemicals

Quest International Nederland BV The Netherlands	Ordinary	100	†	Manufacture of flavours and food ingredients

Unichema Chemie BV The Netherlands	Ordinary	100	†	Manufacture of specialty oleochemicals and derivatives

THE AMERICAS

ICI American Holdings Inc USA	Common	100	†	Holding company

The Glidden Company USA	Common	100	†	Manufacture of paints

Indopco Inc USA	Common	100	†	Manufacture of adhesives, industrial starches, electronic materials, food ingredients and flavourings, fragrances, oleochemicals, resins and specialty chemicals

ICI Canada Inc Canada	Common Preference	100 100	† †	Manufacture of paints; merchanting of ICI and other products

Tintas Coral Ltda Brazil	Ordinary	100	†	Manufacture of paints

ASIA PACIFIC

ICI India Ltd India (Accounting date 31 March; reporting date 31 December)	Equity*	51		Manufacture of paints, surfactants, adhesives, industrial explosives, rubber chemicals and nitrocellulose

ICI Pakistan Ltd Pakistan	Ordinary*	76	†	Manufacture of polyester staple fibre, soda ash, paints, specialty chemicals, formulation of agrochemicals and polyurethanes; marketing of toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Ltd Pakistan	Ordinary*	88	†	Manufacture of pure terephthalic acid

Nippon NSC Ltd Japan	Common	100	†	Manufacture of adhesives and specialty synthetic polymers; merchanting of starch products

National Starch and Chemical (Thailand) Ltd Thailand	Ordinary	100	†	Manufacture of food and industrial starches

* Listed † Held by subsidiaries

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

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trading market for ordinary shares; defaults, dividend arrearages and delinquencies

Trading market for Ordinary Shares
The authorised share capital of the Company comprises 1,400,000,000 Ordinary Shares of £1 each. At the close of business on 31 December 2002, 1,191,199,606 Ordinary Shares were in issue.

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. ADSs (each representing four Ordinary Shares) evidenced by ADRs issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange. Ordinary Shares are also listed on Euronext and in Frankfurt.

	Total	In the United States

Number of record holders of:

Ordinary Shares as at 1 January 2003	167,263	722

ADSs as at 10 February 2003	2,542	2,487

As of 10 February 2003 the proportion of Ordinary Shares represented by ADSs was 9.3% of the Ordinary Shares in issue.

The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange, based on its Daily Official List and the reported high and low sale prices of ADSs, as reported by Dow Jones (ADR Quotations):

	£1 Ordinary Shares		ADSs
	Year/month high £	Year/month low £	Year/month high US$	Year/month low US$

Year

1998	12.40	4.46	80.50	30.38

1999	8.24	4.60	52.63	31.00

2000	6.74	3.54	45.19	20.44

2001

First quarter	5.57	4.26	33.19	24.61

Second quarter	4.69	3.83	26.31	22.39

Third quarter	4.48	2.83	25.55	17.16

Fourth quarter	4.29	2.85	24.72	17.20

Year	5.57	2.83	33.19	17.16

2002

First quarter	4.30	2.68	19.87	16.39

Second quarter	3.39	2.85	19.90	17.18

Third quarter	3.25	2.03	19.60	12.85

Fourth quarter	2.61	2.04	16.56	12.88

Year	4.30	2.03	19.90	12.85

2002

July	3.25	2.81	19.60	17.62

August	2.81	2.43	17.73	15.50

September	2.53	2.03	15.95	12.85

October	2.51	2.04	15.51	12.88

November	2.61	2.45	16.56	15.35

December	2.52	2.25	15.80	14.29

2003

January	2.37	2.00	15.43	13.00

February (through to 10 February 2003)	2.04	1.70	13.50	11.24

The share price on 10 February 2003 was £1.84; the ADR price was $11.97.
On 4 February 2002 ICI announced a 7 for 11 Rights Issue. Dealings in nil paid Ordinary Share rights and ADS rights began on 26 February 2002.

Defaults, dividend arrearages and delinquencies
(a) There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries.
(b) There have been no arrears in the payment of dividends on and no material delinquency with respect to any class of preferred stock of any significant subsidiary of the Company.

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shareholder information

Analyses of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2002:

By size of account Size of holding	Number of Ordinary shareholders’ accounts	Number of shares (millions)%		By category	%

1-250	69,013	8	1	UK

251-500	36,439	13	1	Pension funds	15

501-1,000	31,164	23	2	Life assurance	13

1,001-5,000	27,456	53	4	Mutual funds	9

5,001-10,000	1,529	11	1	Individuals	14

10,001-50,000	885	19	2	Others	8

50,001-1,000,000	607	155	13		59

Over 1,000,000	170	909	76	Overseas	41

All holdings	167,263	1,191	100		100

In addition to the number of registered shareholders shown, there are approximately 15,500 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four Ordinary Shares, are issued by JPMorgan Chase Bank.

Control of Company
(a)	So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations.

(b)	(i) Set out below is information regarding interests in the Company’s Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As at 7 February 2001		As at 8 March 2002		As at 10 February 2003
Identity of Group	Amount	Per cent	Amount	Per cent	Amount	Per cent
	owned	of class	owned	of class	owned	of class
	(number		(number		(number
	of shares)		of shares)		of shares)
	millions		millions		millions

JPMorgan Chase Bank*	137.0	18.82	95.6	13.13	110.9	9.31

The Capital Group Companies	48.0	6.60	n/a	n/a	n/a	n/a

Brandes Investment Partners LP	41.0	5.64	88.3	12.13	103.7	8.71

Franklin Resources Inc	29.2	4.01	35.4	4.86	44.9	3.77

Artisan Partners LP	n/a	n/a	n/a	n/a	37.4	3.14

* This interest relates to ADRs issued by JPMorgan Chase Bank, as Depositary, which evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Company’s Ordinary Shares.

(ii)	As of 10 February 2003 the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of class
	Amount owned (number of shares)	Per cent of class

Ordinary Shares	621,991	0.052

(iii) During the period from 31 December 2002 to 10 February 2003 there were no changes in the beneficial or non-beneficial interests of the Directors in the Ordinary Share Capital of the Company.

(c)	The Company does not know of any arrangements the operation of which might result in a change in control of the Company.

Exchange controls and other limitations affecting security holders
(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of the Company’s Ordinary Shares or ADSs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ICI Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.
(b)	There are no limitations under English Law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares of the Company.

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shareholder information
continued

Taxation
The following discussion is intended as a general guide, only.

Shareholders who are in any doubt with regard to tax matters, or who are resident in countries other than the United Kingdom or USA should consult their tax adviser.

The Double Taxation (Income) Convention of 1975 (“the Current Convention”) between the United Kingdom and the United States has been renegotiated and an agreed text of a new Convention (“the New Convention”) has been published. As at 12 February 2003, the new Convention has not been ratified by the US government. The New Convention will not come into force until after ratification. Until then the Current Convention remains in force.

The following summary of the principal UK and certain US tax consequences of ownership of Ordinary Shares or ADSs, held as capital assets by US resident shareholders is based on current UK and US Federal tax law and practice and in part on representations of JPMorgan Chase Bank as Depositary for ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADSs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

Taxation of dividends paid to US Shareholders
For US federal income tax purposes, the sum of the dividend paid and any associated tax credit or UK withholding tax considered to have been paid with respect to the dividend is includible in gross income by US resident shareholders that claim the benefits of the Current Convention and, for foreign tax credit limitation purposes, is foreign source income treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). The withholding is treated as a foreign income tax which may, subject to certain restrictions and limitations, be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholder in computing taxable income). Changes to UK tax law in relation to dividends paid on or after 6 April 1999 result in no effective repayment of any part of the tax credit associated with a dividend paid on or after 6 April 1999 being available under the Current Convention. However, US resident shareholders that claim the benefits of the US-UK income tax treaty may elect to include in gross income an amount equal to a tax credit of one-ninth of the cash dividend paid and, subject to certain restrictions and limitations, claim a foreign tax credit for an equal amount of withholding tax.

Shareholders should note that upon ratification of the New Convention (if in its current form) no foreign tax credit will be available in respect of any associated tax credit or UK withholding tax considered to have been paid with respect to any dividend payment.

No dividends received deduction is allowed to US resident corporate shareholders with respect to dividends paid by the Company.

Taxation on capital gains
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of

ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI and Zeneca demerged on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (“CGT”), the issue of new ICI shares in the rights issue is regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue are treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the existing holding of ICI shares. The subscription money for the new shares is added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance will apply to the amount paid for the new shares only from the date the amount is paid or liable to be paid.)

Under the Current Convention each contracting state may, in general, tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not generally be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency. However, an individual who is temporarily resident outside the UK may, in certain circumstances, be subject to tax on gains realised whilst he or she is resident outside the UK.

A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US source income or loss. US resident shareholders should consult their own tax advisors about the treatment of capital gains.

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”), between the US and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the United Kingdom, nor resident in the UK for the last seven out of ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

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RISK FACTORS

ICI operates in competitive markets. If the Group does not continue to compete in its markets effectively by developing innovative products and responding effectively to the activities of its competitors, it could lose customers and its results of operations could be adversely affected.

ICI has a wide portfolio of business units competing across a diverse range of geographic and product markets. The Group’s business may be adversely affected if it does not continue to develop innovative products that satisfy customer needs and preferences, develop new technology or enhance existing technology that supports product development or provides cost or other advantages over its competitors, and attract and retain skilled employees that are key to creating new products. Because the Group is subject to price competition from its competitors, it must also continue to satisfy these objectives while maintaining a competitive cost base.

In addition, some of ICI’s competitors in certain markets are larger and have greater financial resources than the Group, which may enable them to deliver products on more attractive terms or to invest larger amounts of capital into their businesses, including expenditures for research and development. If any of the Group’s current or future competitors develop proprietary technology that enables them to produce new products or services or to deliver existing products or services at a significantly lower cost, its products and services could be rendered uneconomical or obsolete.

While some of the Group’s product range comprises products and services that are protected by proprietary knowledge or patents, some of its businesses use technology that is widely available. Accordingly, certain product segments of the Group’s business may be vulnerable to new competitors and may be adversely affected by increased price competition. Any of these developments could lead to a loss of customers and could adversely affect the Group’s results of operations.

The price volatility of some of the raw materials ICI uses could adversely affect its results of operations.

ICI uses significant amounts of various chemicals and other materials as raw materials in manufacturing its products. Prices for some of these raw materials are volatile and are affected by cyclical movements in commodity prices, availability of such raw materials, demand for a variety of products which are produced using these raw materials, levels of price competition among local and global suppliers and general economic conditions. The Group’s diverse portfolio of value added products provides some ability to pass on higher input prices to its customers, but this ability is, to a large extent, dependent upon market conditions. There may be periods of time in which the Group is not able to recover increases in the cost of raw materials for some products due to weakness in demand for such products or the actions of its competitors. This may adversely affect the Group’s results of operations.

The occurrence of major operational problems could have an adverse effect on the Group’s results of operations and cash flow.

The Group’s revenues are dependent on the continued operation of its various manufacturing facilities. Operational risks include:

•	equipment and systems failures,

•	failure to comply with applicable regulations and standards and to maintain necessary permits and approvals,

•	raw material supply disruptions,
•	labour force shortages or work stoppages,

•	events impeding or increasing the cost of transporting products,

•	natural disasters, and

•	terrorist attacks.

While the Group maintains insurance at levels that it believes are typical for its industry, some of these operational risks and problems could result in uninsured losses or liabilities or in losses and liabilities in excess of its insurance coverage. The occurrence of major operational problems resulting from the above or other events may have an adverse effect on the results of operations of a particular manufacturing facility, or with respect to certain of these risks, the results of operations and cash flow of the Group as a whole.

ICI derives a significant percentage of its revenue in some of its businesses from sales to major customers, and if it is unable to retain these customers, its results of operations could be adversely affected.

While no single customer accounted for more than 10% of Group sales in 2002, sales to major customers in some of its businesses, particularly in the Paints and Quest businesses, are significant. ICI believes that the wide selling range and nature of the specialty products it supplies reduce the potential adverse consequences of the loss of business from any one customer for any one of its products or in any one of its businesses. Nevertheless, the loss of major customers, without replacement, could have an adverse effect on results of operations.

The Group’s reliance on key suppliers in some of its businesses could result in an adverse effect on results of operations.

Some of the Group’s business units rely on a small number of suppliers for their key raw materials. If any of these suppliers is unable to meet its obligations or increases its prices, the Group may not be able to find a replacement supplier that is able to provide such raw materials on similar terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Furthermore, any consolidation in the industries that supply the Group’s raw materials could further reduce the number of available suppliers. Any interruption of supply or price increases caused by these or other factors, which the Group is not able to mitigate by securing satisfactory replacement suppliers, could have an adverse effect on its results of operations.

ICI’s indebtedness and leverage could reduce its operational and competitive flexibility, increase its vulnerability to adverse economic and industry conditions, increase its interest costs and adversely affect results of operations and cash flow.

ICI’s outstanding net indebtedness amounted to £1.67bn as of 31 December 2002. ICI’s indebtedness could affect the Group in adverse ways, in particular by requiring the Group to dedicate a significant portion of its operational cash flow to service payments on such indebtedness, and by limiting its ability to borrow additional funds or refinance existing indebtedness on attractive terms. Furthermore, its indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to fund future capital expenditures, research and development and other general corporate requirements and limit its flexibility to react to changes in its business and the industries in which the Group operates.

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shareholder information
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RISK FACTORS continued

In addition, like many other companies, ICI is dependent on its ability to obtain short-term financing to fund a portion of its financing requirements. While ICI has access to £1.5bn in committed and undrawn bank facilities as of 31 December 2002, any limitation on its ability to access short-term financing could increase its interest costs and could adversely affect its results of operations and cash flow.

A decision by the rating agencies to downgrade ICI’s credit rating would reduce its funding options, increase its cost of borrowings and have an adverse impact on results of operations and cash flow.

The Group is currently rated investment grade by the major U.S. rating agencies. A number of factors, some of which are not within its control, may, individually or in combination, affect the rating agencies’ view of the Group’s credit profile and lead them to place the Group on credit watch or downgrade its credit rating, including:

•  the failure to receive sales proceeds from the disposal of non-core businesses or assets within a time period acceptable to the rating agencies,

•  a significant deterioration in the Group’s trading position,

•  a significant deterioration in the economic environment in which the Group operates,

•  the incurrence of substantial costs arising from the Group’s contingent liabilities, or

•  the occurrence of any of the events described in the other risk factors contained in this Annual Report and Accounts and Form 20-F.

Any downgrade of the Group’s credit rating would reduce its funding options, including a loss of access to the major commercial paper and money markets, significantly increase its cost of borrowings and have an adverse effect on results of operations and cash flow.

Recently disposed businesses may expose ICI to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

In recent years, ICI has carried out a programme of strategic disposals, in the course of which it has given to other parties in those transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses that ICI exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

In connection with the Group’s disposal of its Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has made a £65m claim against the Group relating to expenditures allegedly required on the Runcorn site, which the Group is disputing. As yet, legal proceedings have not been commenced by Ineos Chlor but it is possible that they will be in the near future. Ineos Chlor has also approached the UK Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and ICI. The Group has received reports that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure were to occur, a number of Chlor-Chemicals contracts in ICI’s name which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to ICI or be accelerated.

In connection with the sale of ICI’s interests in Teesside Gas Transportation Ltd and Teesside Power Ltd, the Group received counter guarantees from Enron Corp. for guarantees that it had given (and which currently remain in place) for certain pipeline capacity and gas purchase contracts. While the two businesses for which ICI have provided these guarantees continue to operate normally, Enron Corp. has filed for Chapter 11 bankruptcy protection in the United States. As of 31 December 2002, the estimate of the Group’s maximum potential liability under these guarantees was £448m.

The extent to which ICI will be required in the future to incur costs under any of the indemnifications, warranties, guarantees or contracts discussed above or any similar contractual provision which the Group entered into in connection with its disposal programme, is not predictable and, if the Group should incur such costs, the costs could have an adverse effect on results of operations, cash flow and financial condition.

On 17 June 2002, ICI announced it had reached agreement with CSFB Global Opportunities Partners L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in Huntsman International Holdings LLC. US$160m has been received to date with a further US$280m due on or prior to 15 May 2003. Any delay or failure by Matlin Patterson Global Opportunities Partners L.P. in completing this purchase, or in the event of such a failure, any failure by Huntsman Specialty Chemicals Corporation to complete the purchase of ICI’s 30% equity interest under the Option Agreement, could have an adverse effect on the Group’s cash flow and financial condition.

Risks associated with the Group’s international operations could adversely affect its results of operations.

ICI is an international business with operations located in over 50 countries and conducts business in many currencies. These operations are subject to the risks associated with international operations which include:

•	slowdown or recession in global, regional or national economic growth,

•	tariffs and trade barriers,

•	exchange controls,

•	fluctuations in national currencies,

•	social and political risks,

•	national and regional labour disputes,

•	required compliance with a variety of foreign laws, regulations and standards, and

•	the difficulty of enforcing legal claims and agreements through some foreign legal systems.

Furthermore, ICI’s Regional and Industrial businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Finally, like all international businesses ICI faces the risk of exposure when costs arise in a different currency than sales and the risk arising from the need to translate foreign currency denominated profits into pounds sterling, the Group’s reporting currency. Any of the risks discussed above could adversely affect its results of operations.

Economic, social and political conditions in developing economies could adversely affect the Group’s results of operations and future growth.

ICI has operations in many developing economies in Asia and Latin America, and its strategy includes continuing to expand its business in these regions. However, many developing economies have recent histories of economic, social and political instability brought about by

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a number of factors, including unexpected changes in local laws, regulations and standards, substantial depreciation and volatility in national currencies, the imposition of trade barriers, and wage and price controls. In particular, ICI’s businesses in Argentina and Brazil have been, and may continue to be, affected by recent economic conditions in those countries. Any of these factors could adversely affect ICI’s results of operations and future growth.

ICI’s exposure to consumer markets exposes it to legal risks, regulation and potential liabilities from product liability claims asserted by consumers which could have an adverse effect on results of operations and financial condition.

A significant proportion of the Group’s products is sold directly or indirectly to end-user consumers, even if it does not itself provide these products directly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by relevant authorities and potential liabilities to consumers of these products, which may not be covered by the Group’s existing insurance coverage or may exceed its insurance coverage. Any of these factors could have an adverse effect on the Group’s results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits which, if successfully asserted against them, could have an adverse effect on its results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits. These lawsuits concern issues such as alleged product liability, contract disputes and property damage matters. For a more detailed discussion of these lawsuits, see note 40 to the consolidated financial statements.

One of ICI’s subsidiaries, Glidden, is a defendant, along with other former lead paint and pigment producers as well as other lead related products manufacturers and their trade associations, in a number of lawsuits in the United States, including a class action lawsuit and two lawsuits by municipal authorities. Lawsuits have been served on Glidden because an alleged predecessor company of Glidden manufactured lead pigments until the 1950’s and lead-based consumer paints until the 1960’s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. These lawsuits relate to alleged injury caused by lead related products or for the costs of removing lead-based paint. Rulings adverse to Glidden or other defendants could lead to additional claims.

The successful assertion of claims made under these or other current or future lawsuits could have an adverse effect on the Group’s results of operations and financial condition.

Violations of environmental, health and safety and other laws, regulations and standards could restrict the Group’s operations, expose it to liability, increase its costs and have an adverse effect on its results of operations, cash flow and financial condition.

ICI is subject to a broad range of laws, regulations and standards in each of the jurisdictions where it operates, relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent. For example, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability, without regard to fault or the legality of a party’s conduct, on certain categories of persons (known as “potentially responsible parties”) who are considered to have contributed to the release of hazardous substances into the environment.

In the ordinary course of business ICI is subject to inspections and monitoring by the appropriate enforcement authorities. ICI also requires relevant permits and approvals for its operations which require compliance with their terms and which may be subject to renewal, modification and, in some circumstances, revocation.

It is the Group’s policy to require that its subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

ICI has given undertakings and guarantees relating to pension funds, including the solvency of the ICI UK Pension Fund, which could have an adverse effect on its results of operations and cash flow.

ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and defined contribution schemes. These include the ICI UK Pension Fund, which is ICI’s largest defined benefit scheme and which, at 31 December 2002, had liabilities of approximately £6.5bn. This fund accounts for approximately 87% of ICI’s retirement benefit schemes by asset value and projected benefit terms and covers approximately 82,000 former and current employees in the UK.

ICI has guaranteed the solvency of the ICI UK Pension Fund. Based on the last actuarial valuation at 31 March 2000 which included funding shortfalls amounting to 2% of the liabilities ICI is currently making additional contributions to it of £30m per year until 31 March 2006 to cover past funding shortfalls. A further actuarial valuation is due to take place at 31 March 2003. At 31 December 2002, over 75% of the fund’s assets were invested in fixed-income securities, which should reduce volatility in the market value of the fund. The balance of the fund’s assets were invested almost exclusively in equities.

Accordingly, ICI is exposed to the financial performance of its retirement benefit schemes and particularly to the financial performance of the ICI UK Pension Fund. In the event that the market value of the ICI UK Pension Fund’s assets declines in relation to its liabilities, ICI may be required, including as a consequence of the 31 March 2003 actuarial valuation, to increase its additional contributions to cover any further funding shortfalls in the ICI UK Pension Fund. This could have an adverse impact on the Group’s results of operations and cash flow.

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shareholder information
continued

Material contracts

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years to February 2003.

(a) an agreement dated 20 December 2001 among (1) ICI, (2) ICI Alta Inc. (“ICI Alta”), and (3) Huntsman Specialty Chemicals Corporation (“HSCC”) amending certain terms of the option agreement dated 2 November 2000 (the “Option Agreement”) in relation to the completion of ICI’s put option and providing that, subject to the satisfaction of certain conditions (principally regulatory), HSCC would acquire the 30% equity interest held by ICI Alta in HIH for a basic purchase price of $365m (together with an amount equivalent to interest from December 2001 until completion), payable in the third quarter of 2003. An additional amount of $32.7m would be payable unless HSCC exercised its right to complete the purchase at the beginning of the third quarter of 2003. The amount payable may separately be reduced by up to $20m if HSCC makes advance payments. In support of its obligations under the Option Agreement, HSCC pledged to ICI half of its 60% equity interest in HIH;

(b) an Underwriting Agreement dated 4 February 2002 between ICI and UBS Warburg, Goldman Sachs and Merrill Lynch (together the “Underwriters”), pursuant to which the Underwriters agreed, subject to certain conditions, to underwrite the new ICI Shares to be issued pursuant to the Rights Issue up to a maximum amount of 463,277,500 new ICI Shares. The Underwriting Agreement contained warranties, undertakings and indemnities given by ICI in favour of the Underwriters;

(c) a Sale and Purchase Agreement dated 14 June 2002 among (1) ICI, (2) ICI Americas Inc., (3) ICI Alta, (4) ICI Finance PLC, (5) BNAC, Inc. and (6) CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in HIH, which comprise (A) a holding of subordinated loan notes in HIH (the “HIH Notes”) and (B) ICI Alta which holds ICI’s 30% equity interest in HIH and ICI’s rights under the Option Agreement. The sale of ICI Alta (and the indirect transfer of ICI’s 30% equity interest in HIH) is permitted by the Option Agreement and is subject to the satisfaction of certain conditions (principally regulatory). The aggregate purchase price for the HIH Notes and ICI Alta is $440m before interest. Of this amount, $160m has been received. The remaining $280m (with an amount equivalent to interest from 15 May 2002 to the date of payment) will be payable on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. Ownership of the HIH Notes has been transferred, subject to the pledge below, and ownership of ICI Alta will be transferred when the full purchase price has been received. As security for a portion of the outstanding purchase price, the HIH Notes have been pledged back to ICI, otherwise the agreement is effectively without recourse to Matlin Patterson Global Opportunities Partners L.P. This pledge will be released when ICI has received in aggregate at least $260m of the total purchase price. When ICI has received at least $350m of the total purchase price, ICI will release ICI Alta’s existing pledge over 21% of the 30% equity interest in HIH pledged to ICI by HSCC and reduce the amount due from HSCC to ICI Alta under the Option Agreement by approximately 50%. If no instalment payments are made, the Option Agreement will remain in place on its existing terms; and

(d) an agreement dated 23 September 2002 between (1) ICI and (2) Johnson Matthey Public Limited Company (“Purchaser”) for the sale of the Synetix Business of ICI and its subsidiaries and the entire issued share capitals of ACMA Limited and Tracerco Radioactive Diagnostic Services Canada, Inc. The total consideration for the transaction was £260m of which ICI received £241m on 1 November 2002 with £19m being paid to ICI India Limited on 2 December 2002 in respect of that part of the Synetix Business which was operated by ICI India Limited. The agreement contains various warranties, indemnities and covenants made by ICI for the benefit of the Purchaser.

Incorporation of the Company
Imperial Chemical Industries PLC was originally incorporated in the United Kingdom, and registered in England, under the Companies Acts, 1908 to 1917 on 7 December 1926 as a limited company. It was re-registered under the Companies Acts 1948 to 1980 as a public limited company on 30 June 1981.

Memorandum and Articles of Association
A summary of certain provisions of the Company’s Memorandum and Articles of Association was filed with the Company’s report to the United States Securities and Exchange Commission on Form 20-F for the year ended 31 December 2000.

Registered Office
20 Manchester Square
London W1U 3AN
Telephone +44 (0)20 7009 5000

Annual Report on Form 20-F 2003
The information in this report comprises the Annual Report and Accounts of the Company in accordance with United Kingdom requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the United States Securities and Exchange Commission (SEC) for the year ended 31 December 2002. Unless specifically otherwise indicated, this report has been prepared as at 12 February 2003, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2002 is filed with the SEC, certain information contained in this report may be updated or supplemented.

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Quarterly results Unaudited trading results of the ICI Group for 2003 are expected to be announced as follows:

The ADSs representing ICI’s Ordinary Shares are listed on the New York Stock Exchange and ICI’s Ordinary Shares are listed on the Official List of the Financial Services Authority and traded on the London Stock Exchange. Reports and other information about the Group that ICI has filed pursuant to the rules of the New York Stock Exchange, the Financial Services Authority and the London Stock Exchange may be consulted at those bodies.

A copy of each report filed within the preceding 12 months can also be inspected by any shareholder or ADR holder during normal business hours at the offices of the Company at 20 Manchester Square, London, W1U 3AN.

Exchange rates

The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

First quarter	1 May 2003

Half year	31 July 2003

Nine months	30 October 2003

Full year	5 February 2004

Dividend payments

A second interim dividend for the year 2002, which the Annual General Meeting will be asked to confirm, is payable on 22 April 2003 to Ordinary shareholders registered in the books of the Company on 7 March 2003. Dividends are normally paid as follows:
First interim:     Announced with the Half year results and paid in early October;
Second interim: Announced with the Full year results and paid in late April.

Registrar and Transfer Office

Lloyds TSB Registrars
The Causeway
Worthing West Sussex BN99 6DA
Telephone: 0870 600 3993

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Low-cost share dealing service

The Company has arranged a share dealing service facility through The Share Centre Limited, a member of the London Stock Exchange, under which existing and new shareholders may buy or sell ICI shares at an attractive commission rate. Further information may be obtained by contacting The Share Centre Limited:

The Share Centre Limited
PO Box 2000
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is regulated by the Financial Services Authority.

ADR Depositary

JPMorgan Chase Bank is Depositary for ICI’s American Depositary Receipts. Shareholder enquiries may be directed to:
JPMorgan Chase Bank
ADR Service Centre
PO Box 43013
Providence RI 02940–3013
USA
Telephone: (781) 575 4328

Documents on display– Securities and Exchange Commission

ICI files annual, semi-annual and special reports and other information with the SEC. Any document that ICI files may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, USA. Please call the SEC at +1–800–732–0330 for further information or view reports filed since 4 November 2002 online at www.sec.gov.

		US$ to pound sterling (£) (1)	Highest rate during period	Lowest rate during period	Average rate during period	At 31 Dec
		Year			(2) (3)	(2)

		1998	1.72	1.61	1.66	1.66

		1999	1.68	1.55	1.62	1.62

		2000	1.65	1.40	1.51	1.50

		2001	1.50	1.37	1.44	1.45

		2002	1.61	1.41	1.50	1.61

		2002

		August	1.57	1.52

		September	1.57	1.53

		October	1.57	1.54

		November	1.59	1.54

		December	1.61	1.57

		2003

		January	1.65	1.60

		February (as of 19 February)	1.65	1.59

The noon buying rate on 19 February 2003 was $1.60 = £1

(1) All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D.C. or New York City.

(2) The noon buying rate on such dates differed from the rates used in preparation of the Group’s financial statements as of such dates.

(3) The average is the average of the noon buying rate on the last day of each month during the period indicated.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Ordinary Shares of Imperial Chemical Industries PLC on the London Stock Exchange and, as a result, will affect the market prices of ADSs on the New York Stock Exchange. Cash dividends, if any, will be paid by the Company in respect of Ordinary Shares in pounds sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such dividends.

		A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of the pound sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses (see Operating and financial review, page 23).

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definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing four underlying Ordinary Shares of Imperial Chemical Industries PLC

bn	billion – 1,000 million

Company	Imperial Chemical Industries PLC

Comparable performance	References to “comparable” performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2002 and 2001 are translated at constant exchange rates, which equate to the annual average exchange rates for 2000, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

Demerger	The Demerger of Zeneca Limited and its subsidiaries from the ICI Group

Depositary	JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the ADRs are issued

Directors	The Directors of Imperial Chemical Industries PLC

EBIT	Profit on ordinary activities before interest and taxation

Earnings before interest, tax, depreciation and amortisation (EBITDA)	ICI defines EBITDA as trading profit before interest, tax, depreciation and goodwill amortisation. ICI’s total depreciation before exceptional asset write-downs was £196m (2001 continuing operations £209m; 2000 continuing operations £199m and discontinued operations £34m). Management believes EBITDA and related measures of cash flow serve as important financial indicators. However, EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

Effective tax rate	Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before goodwill amortisation and exceptional items.

ESOP	Employee Share Ownership Plan

FRS	Financial Reporting Standard (UK)

ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiaries

Interest cover	Calculations of interest cover are based on the sum of ICI’s trading profit before goodwill and exceptional items and net associate company income (associate trading profit less associate interest) divided by ICI’s interest cost (excluding associate interest).

London Stock Exchange	London Stock Exchange plc

m	million

Ordinary Shares	Ordinary shares of £1 each in the capital of Imperial Chemical Industries PLC

pound sterling, £, pence or p	Refers to units of UK currency

SEC	The United States Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards (US)

Trading margin	Trading margin is calculated as trading profit (before goodwill amortisation, exceptional items, interest and share of profits of associates) divided by sales.

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US dollar, dollar, US$ or $	Refers to units of US currency

USA or US or United States	United States of America

Zeneca	(a) in relation to the period prior to the Demerger becoming effective, the pharmaceuticals, agricultural chemicals, seeds, specialty chemical and biological products businesses and companies transferred by the ICI Group to Zeneca Limited; and

(b) in relation to the period after the Demerger becoming effective, Zeneca Group PLC and its subsidiaries

Figures in parentheses in tables and financial statements are used to represent negative numbers.

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glossary

Term used in annual report	US equivalent or brief description
Accounts	Financial statements

Acquisition accounting	Purchase accounting

Allotted	Issued

Associate	20–50% owned investee

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Class of business	Industry segment

Closing rate method	Current rate method

Creditors	Accounts payable/payables

Creditors: Amounts falling due after more than one year	Long-term debt liabilities

Creditors: Amounts falling due within one year	Current liabilities

Debtors	Accounts receivable/receivables

Finance lease	Capital lease

Financial year	Fiscal year

Fixed tangible assets	Property, plant and equipment

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated accounts	Consolidated financial statements

Interest receivable	Interest income

Interest payable	Interest expense

Loan capital	Long-term debt

Net asset value	Book value

Nominal value	Par value

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account (reserve)	Retained earnings

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Shareholders’ funds	Stockholders’ equity

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Revenues (or sales)

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cross reference guide for Form 20-F

The information in this document that is referenced below is included in the Annual Report on Form 20-F for 2002 (2002 Form 20-F) filed with the Securities and Exchange Commission (SEC). The 2002 Form 20-F is the only document incorporated by reference into any filings by ICI under the Securities Act of 1933, as amended. References below to major headings include all information under such major headings, including subheadings. References below to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified below. The 2002 Form 20-F filed with the SEC may contain modified information and may be updated from time to time. The 2002 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the 2002 Form 20-F.

Item			Page

PART I

1.	Identity of Directors, Senior Management and Advisers		33-34

2.	Offer Statistics and Expected Timetable		n/a

3.	Key Information
	A.	Selected financial data
		Selected financial data	4
		US GAAP results	26
		Exchange rates	123
	B.	Capitalization and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk Factors
		Risk factors	119-121

4.	Information on the Company
	A.	History and Development of the Company
		Incorporation of the Company	122
		Description of business:
		General	10
		Recent History	10
		Capital expenditure	16-17
	B.	Business Overview
		Description of business:
		Geographic focus	11
		Business segments	11
		Continuing operations	12
		Discontinued operations	15
		Markets and distribution	15-16
		Seasonality	16
		Sources and availability of raw materials	16
		Intellectual property	16
		Competition	16
		Regulation, safety, health and the environment	17-18
	C.	Organisational Structure
		Principal subsidiary undertakings	115
	D.	Property, Plants and Equipment
		Property	19
		Regulation, safety, health and the environment	17-18

5.	Operating and Financial Review and Prospects
	A.	Operating Results
		Operating and financial review	20-32
		including graphs:
		National Starch	27
		Quest	27-28
		Performance Specialties	28-29
		Paints	29
		Foreign currency risk	24
		Political factors:
		Regulation, safety, health and environment	17-18
		Notes relating to the accounts:
		Note 40 Commitments and contingent liabilities	105-106
	B.	Liquidity and Capital Resources
		Liquidity and investments	23-24
		Foreign currency risk	24-25
		Financing and interest rate risk	23-24
		Treasury policies	23
		Cash flow – UK GAAP	22-23
		Capital expenditure	16-17
		Notes relating to the accounts:
		Note 40 Commitments and contingent liabilities	105-106
	C.	Research and Development, Patents and Licenses, etc.
		Intellectual property	16
		Research and development	17
	D.	Trend information	n/a

6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management
		Board of Directors	33
		Executive Management Team	34
	B.	Compensation
		Directors’ interest in shares and Control of Company	38–46
		Notes relating to the accounts:
		Note 2 Directors’ and Officers’ remuneration and interests	57
	C.	Board Practices
		Board of Directors	33
		Corporate governance	35-36
		Remuneration Report – service contracts	46
	D.	Employees
		Employees	19
		Notes relating to the accounts:
		Note 36 Employee numbers and costs	96
	E.	Share Ownership
		Directors’ interests in share options	42-43
		Directors’ interests in shares	45
		Notes relating to the accounts:
		Note 2 Directors’ and Officers’ remuneration and interests	57
		Shareholder information:
		Control of Company	117

7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders
		Shareholder information:
		Control of Company	117
	B.	Related Party Transactions
		Notes relating to the accounts:
		Note 41 Related party transactions	106
	C.	Interest of Experts and Counsel	n/a

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Item				Page

8.	Financial Information
	A.	Consolidated Statements and Other Financial Information
		1.–4.	Consolidated financial statements,comparative financial data, audit reportand period of financial statements
See Item 18 for a full list of financial statements included as part of this report.
		5.	Interim financial statements	n/a
		6.	Export sales
Notes relating to the accounts:
			Note 4 Segment information	61
		7.	Legal or Arbitration proceedings
Notes relating to the accounts:
			Note 40 Commitments and contingent liabilities	105-106
		8.	Policy on dividend distributions	21

9.	The Offer and Listing
	A.	Offer and listing details
		1.–3.		n/a
		4.	Price History of the stock
			Trading market for Ordinary Shares	116
		5.–7.		n/a
	B.	Plan of Distribution		n/a
	C.	Markets
		Trading market for Ordinary Shares		116
	D.	Selling shareholders		n/a
	E.	Dilution		n/a
	F.	Expenses of the issue		n/a

10.	Additional Information
	A.	Share Capital		86-87
	B.	Memorandum and Articles of Association		122
	C.	Material Contracts		122
	D.	Exchange Controls
Shareholder information:
		Exchange controls and other limitations affecting security holders		117
	E.	Taxation
Shareholder information:
		Taxation		118
	F.	Dividends and Paying Agents		n/a
	G.	Statement by Experts		n/a
	H.	Documents on Display
Shareholder information:
		Documents on display		123
	I.	Subsidiary Information
		Principal subsidiary undertakings		115

11.	Quantitative and Qualitative Disclosure about Market Risk
	Operating and financial review:
	Financing and interest rate risk	23-24
	Foreign currency risk	24-25
	Quantitative disclosure of market risk	24-25
	Interest rate risk	24

12.	Description of Securities Other than Equity Securities	n/a

PART II

13.	Defaults, Dividend Arrearages and Delinquencies	116

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15.	Controls and Procedures
	To be included in the Company’s report to the United States Securities and Exchange Commission on Form 20–F for the fiscal year ended 31 December 2002.

16.	[Reserved]	n/a

17.	[Reserved]	n/a

18.	Financial Statements
	Independent Auditors’ report	48
	Contents to the accounts	49
	Accounting policies	50-51
	Group profit and loss accounts	52-53
	Statement of Group total recognised gains and losses	52-53
	Balance sheets	54
	Statement of Group cash flow	55
	Reconciliation of movements in shareholders’ funds	55
	Notes relating to the accounts	56-114
	Principal subsidiary undertakings	115

19.	Exhibits
	Exhibits will be filed with the Company’s report to the United States Securities and Exchange Commission on Form 20-F for the fiscal year ended 31 December 2002.

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index

	(Notes)	Pages		(Notes)	Pages		(Notes)	Pages
Accounting			Directors’			Operating and financial review
policies		50-51	retirement benefits		44	business review – 2002		27-29
policy changes	(1)	56	share options		42-43	business review – 2001		30-32
standards	(1)	56	shareholdings		45	Operating assets (net)
UK/US GAAP	(42)	107	Discontinued operations		15,29,32	by class of business	(4)	62
Acquisitions	(28)	90	Disposals	(30)	91	by geographic area	(4)	63
American Depositary Receipts		116-117	Dividends			Operating costs	(5)	64
Annual General Meeting		37	paid, payable	(9)	21,70	Paints business		14,29,31
Asset lives		50	payment dates	(9)	70,123	Payment to suppliers		37
Associates			Earnings per Ordinary Share	(10)	71	Pension costs
accounting policy		51	Employees			accounting policy		50
principal associates	(14)	75	numbers and costs	(36)	96	charge/provision	(37)	97
share of profits	(6)	20,66	pensions	(37)	97	Performance Specialties business		14,28,31
Audit Committee membership		36	policies		37	Political donations		37
Auditor (Independent Auditor)			Environment			Post-retirement benefits	(37)	97
remuneration	(39)	37,104	accounting policy		51	Profit and loss account		52
report		48	commentary		17-18	Profit
Balance sheets		54	contingencies	(40)	105	by class of business	(4)	60
Board committees		36	creditors	(19)	79	by geographic area	(4)	61
Board of Directors		33	provisions	(21)	82	Provisions for liabilities
Borrowings, short-term	(18)	79	Euro		24	and charges	(21)	82
Business			Exceptional items	(3)	20-21,58	Quest business		13,27,30
description		12-19	Executive management team		34	Raw materials		16
reviews – 2002		27-29	Financial			Recognised gains and losses		52
reviews – 2001		30-32	highlights		3	Regional and Industrial		15,29,32
Capital			objectives		10	Registrar		123
expenditure		16-17	review		20-25	Related party transactions	(41)	106
commitments	(40)	105	selected data		4-6	Remuneration Committee
expenditure and financial			Financial derivatives			membership		36,38
investment (cash)	(27)	90	accounting policy		50-51	report		38
expenditure by business	(4)	16,60	hedging	(20, 38)	23,80,100	Research and development	(5)	17,50,64
Capital gains tax, shareholders’		118	Financial risk management	(38)	23,100	Reserves	(24)	88
Cash and short-term borrowings	(33)	93	Financing	(31)	92	Restructuring	(22)	83
Cash flow			Fixed assets			Returns on investments	(26)	90
commentary		21-22	intangible	(11)	72	Safety, health, environment		17
group statement		55	tangible	(12)	73	Seasonality		16
inflow from operating	(25)	89	Glossary of terms		125	Share capital	(23)	86
US GAAP	(34)	94	Going concern		37	Shareholders’ funds		21,55
Chairman’s statement		7	Goodwill			Shareholders’ information		117
Charitable donations		37	accounting policy		51	Shareholdings – analysis		117
Chief Executive’s statement		8-9	reserves, charge to	(24)	88	Share options	(23)	86
Competition		16	Government regulations		17	Share premium account	(24)	88
Contingent liabilities	(40)	105	Intellectual property		16	Stocks
Corporate governance		35-36	Interest payable (net)	(7)	20,66	accounting policy		51
Counterparty credit risk		24	Internal control			analysis	(15)	76
Creditors	(19)	79	corporate governance		35-36	Subsidiaries
Currencies			Investments			investment	(13)	74
accounting policy		50	current assets	(17)	78	principal undertakings		115
Debt (net) – analysis	(32)	93	participating, other	(14)	75	Substantial interests		117
Debtors	(16)	77	short-term deposits	(17)	78	Taxation
Deferred taxation	(8,21)	68,82	subsidiaries	(13)	74	accounting policy		51
Depreciation			Leases	(35)	95	analysis	(8)	68
accounting policy		50	Liquid resources	(29)	90	commentary		21
by class of business	(4)	60	Loans	(20)	80	Trading profit (loss)	(5)	64
Directors’			Markets and distribution		15	Treasury policies		23
biographies		33	National Starch business		12,27,30	Turnover
long-term incentive plan		40	Notes to accounts		56-114	accounting policy		50
remuneration	(2)	39,57	Operating and financial review			by class of business	(4)	60
report		37	financial review		20-25	by geographic area	(4)	61
responsibilities		47	US GAAP		26	US GAAP	(42)	26,107

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London EC4Y 8BB

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London W1U 3AN
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